SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

October 8, 2018

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO S.A.

Interim consolidated financial statements as of March 31, 2018 together with the Reports on review of consolidated interim financial statements.

CONTENT

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

CORPORATE NAME: Banco Macro SA

REGISTERED OFFICE: Sarmiento 447 – Autonomous City of Buenos Aires

CORPORATE PURPOSE AND MAIN ACTIVITY: Commercial Bank

CENTRAL BANK OF ARGENTINA: Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

BY-LAWS EXPIRY DATE: March 8, 2066

REGISTRATION WITH THE IGJ (SUPERINTENDENCY OF CORPORATIONS): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996.

PERSONAL TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Items	Notes	03/31/2018	12/31/2017	12/31/2016

ASSETS
Cash and Deposits in Banks		29,440,799	35,561,574	35,986,159
Cash		7,386,019	6,761,426	4,871,152
Financial Entities and Correspondent Banks
Central Bank of Argentina		19,891,660	23,703,476	28,482,100
Other Local and Foreign Entities		1,948,191	3,781,451	2,631,916
Other		214,929	1,315,221	991
Debt Securities at fair value through profit or loss	42	605,195	1,086,028	332,481
Derivative Financial Instruments	8	4,562	8,228	9,721
Repo Transactions	4	587,283	1,419,808	19,124
Other financial assets		3,054,960	2,272,679	1,105,513
Loans and other financing		147,618,804	132,658,674	88,390,646
Non-financial Public Sector		1,886,029	1,865,886	1,584,960
Other Financial Entities		4,041,993	3,239,511	1,713,170
Non-financial Private Sector and Foreign Residents		141,690,782	127,553,277	85,092,516
Other Debt Securities	42	34,745,683	34,703,765	20,395,499
Financial Assets delivered as guarantee	5	4,729,157	7,638,352	3,690,694
Investments in Equity Instruments	42	110,231	282,659	406,868
Investment in subsidiaries, associates and joint arrangements		287,999	218,947	124,268
Property, Plant and Equipment		7,233,681	7,040,152	6,066,706
Intangible Assets		947,279	880,683	656,178
Deferred Income Tax Assets	21	33,373	27,762
Other Non-financial Assets		2,157,851	2,339,869	2,097,090
Non-current assets held for sale		109,356	199,890	89,648
TOTAL ASSETS		231,666,213	226,339,070	159,370,595

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Items	Notes	03/31/2018	12/31/2017	12/31/2016

LIABILITIES
Deposits		149,488,093	144,129,177	111,862,805
Non-financial Public Sector		13,846,676	12,890,701	9,468,055
Financial Sector		93,158	81,359	55,867
Non-financial Private Sector and Foreign Residents		135.548.259	131,157,117	102,338,883
Liabilities at fair value through profit or loss		12,755	6,450
Derivative Financial Instruments	8	13,656	23,107
Repo Transactions	4	9,245	2,688,093	1,095,634
Other Financial Liabilities		9,093,898	10,561,203	6,341,674
Financing received from the Central Bank of Argentina and other financial entities		486,995	1,174,111	260,458
Issued Corporate Bonds	37	4,913,044	4,712,216	1,684,636
Current Income Tax Liabilities		4,072,103	3,975,320	1,749,800
Subordinated Corporate Bonds	37	8,257,754	7,565,759	6,376,537
Provisions	17	734,632	694,919	335,007
Deferred Income Tax Liabilities	21	357,919	496,849	1,321,393
Other Non-financial Liabilities		3,917,229	3,576,002	3,164,158
TOTAL LIABILITIES		181,357,323	179,603,206	134,192,102

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Items	Notes	03/31/2018	12/31/2017	12/31/2016

SHAREHOLDERS’ EQUITY

Capital Stock	29	669,663	669,663	584,563
Non-capital contributions		12,428,461	12,428,461	399,499
Adjustments to Shareholders’ Equity		4,511	4,511	4,511
Earnings Reserved		20,363,386	20,363,386	14,384,820
Unappropiated Retained Earnings		12,864,441	2,799,084	2,990,757
Other Comprehensive Income		213,069	204,560	65,711
Net Income for the period / fiscal year		3,542,183	10,065,357	6,540,832
Net Shareholders’ Equity attributable to the owners of parent company (*)		50,085,714	46,535,022	24,970,693
Net Shareholders’ Equity attributable to non-controlling interests		223,176	200,842	207,800

TOTAL SHAREHOLDERS’ EQUITY		50,308,890	46,735,864	25,178,493

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Items	Notes	Quarter ended 03/31/2018	Quarter ended 03/31/2017	Accumulated from beginning of year up to 03/31/2018	Accumulated from beginning of year up to 03/31/2017

Interests income		11,336,771	7,458,410	11,336,771	7,458,410
Interests expense		3,395,679	2,276,586	3,395,679	2,276,586
Net interests income		7,941,092	5,181,824	7,941,092	5,181,824
Commissions income	22	1,835,499	1,425,046	1,835,499	1,425,046
Commissions expense		184,925	154,444	184,925	154,444
Net Commissions income		1,650,574	1,270,602	1,650,574	1,270,602
Subtotal (Net Interests income + Net Commissions income)		9,591,666	6,452,426	9,591,666	6,452,426
Net Income from measurement of financial instruments at fair value through profit or loss		249,249	29,341	249,249	29,341
Loss from sold assets at amortized cost		(2,945)	(13,683)	(2,945)	(13,683)
Difference in quoted prices of gold and foreign currency	23	150,592	182,068	150,592	182,068
Other operating income	24	1,304,031	1,063,383	1,304,031	1,063,383
Provision for loan losses		566,812	362,950	566,812	362,950
Net Operating Income		10,725,781	7,350,585	10,725,781	7,350,585
Employee benefits	25	2,017,746	1,720,415	2,017,746	1,720,415
Administrative expenses	26	1,402,010	1,013,463	1,402,010	1,013,463
Depreciation of Property, Plant and Equipment		162.875	130,046	162,875	130,046
Other Operating Expenses	27	2,029,163	1,408,808	2,029,163	1,408,808
Operating Income		5,113,987	3,077,853	5,113,987	3,077,853
Income from associates and joint arrangements		75,363	40,987	75,363	40,987
Income before tax on continuing operations	21	5,189,350	3,118,840	5,189,350	3,118,840
Income tax on continuing operations		1.624.813	1,096,228	1,624,813	1,096,228
Net Income from continuing operations		3.564.537	2,022,612	3,564,537	2,022,612
Net Income for the period		3,564,537	2,022,612	3,564,537	2,022,612
Net Income for the period attributable to the owners of the Parent Company		3,542,183	2,005,248	3,542,183	2,005,248
Net Income for the period attributable to non-controlling interests		22,354	17,364	22,354	17,364

Delfín Jorge Ezequiel Carballo
Chairperson

Items	Accumulated from beginning of year up to 03/31/2018	Accumulated from beginning of year up to 03/31/2017

Net Profit attributable to Parent’s shareholders	3,542,183	2,005,248
PLUS: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	3,542,183	2,005,248
Weighted average of outstanding common shares for the period	669,663	584,563
PLUS: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares for the period adjusted as per dilution effect	669,663	584,563
Basic earnings per share	5.2895	3.4303

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Items	Notes	Quarter ended 03/31/2018	Quarter ended 03/31/2017	Accumulated from beginning of year up to 03/31/2018	Accumulated from beginning of year up to 03/31/2017

Net Income for the period		3,564,537	2,022,612	3,564,537	2,022,612
Foreign currency translation differences in financial statements conversion		53,659	(22,526)	53,659	(22,526)
Foreign currency translation differences for the period		53,659	(22,526)	53,659	(22,526)
Profits or losses for financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)		(45,170)	(2,938)	(45,170)	(2,938)
Income for the period from financial instruments at fair value through other comprehensive income (FVOCI)		(61,750)	1,614	(61,750)	1,614
Income tax		16,580	(4,552)	16,580	(4,552)
Total other comprehensive income that is subsequently reclassified to profit or loss		8,489	(25,464)	8,489	(25,464)
Total Other Comprehensive Income		8,489	(25,464)	8,489	(25,464)
Total Comprehensive Income for the period		3,573,026	1,997,148	3,573,026	1,997,148
Total Comprehensive Income attributable to the owners of the parent Company		3,550,692	1,980,129	3,550,692	1,980,129
Total Comprehensive Income attributable to non-controlling interests		22,334	17,019	22,334	17,019

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

	Capital Stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Outstanding shares	Stock issuance Premium	Adjustments to Shareholders´ Equity	Accumulat. foreign currency translation difference in financial statemets conversion	Other	Legal	Other	Unappropiated Retained Earnings	Total Equity net of Controlling Interests	Total Equity net of Non- controlling Interests	Total Equity

Balance at the beginning of the fiscal year	669,663	12,428,461	4,511	137,148	67,412	4,994,932	15,368,454	12,864,441	46,535,022	200,842	46,735,864
Total comprehensive income for the period
- Net income for the period								3,542,183	3,542,183	22,354	3,564,537
- Other comprehensive income for the period				53,659	(45,170)				8,509	(20)	8,489
Balance at the end of the period	669,663	12,428,461	4,511	190,807	22,262	4,994,932	15,368,454	16,406,624	50,085,714	223,176	50,308,890

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2017

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

	Capital Stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Outstanding shares	Stock issuance Premium	Adjustments to Shareholders´ Equity	Accumulat. foreign currency translation difference in financial statemets conversion	Other	Legal	Other	Unappropiated Retained Earnings	Total Equity net of Controlling Interests	Total Equity net of Non- controlling Interests	Total Equity

Balance at the beginning of the fiscal year	584,563	399,499	4,511		65,711	3,686,472	10,698,348	9,531,589	24,970,693	207,800	25,178,493
Total comprehensive income for the period
- Net income for the period								2,005,248	2,005,248	17,364	2,022,612
- Other comprehensive income for the period				(22,526)	(2,593)				(25,119)	(345)	(25,464)
Balance at the end of the period	584,563	399,499	4,511	(22,526)	63,118	3,686,472	10,698,348	11,536,837	26,950,822	224,819	27,175,641

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Items	Notes	03/31/2018	03/31/2017

CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period before Income Tax		5,189,350	3,118,840
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		162,875	130,046
Provision for loan losses		566,812	362,950
Other adjustments		(321,845)	(228,632)
Net increase/ decrease from operating assets:
Debt Securities at fair value though profit and loss		480.789	(1,803,384)
Derivative financial instruments		3,666	4,244
Repo transactions		832,525	(8,570,001)
Loans and other financing
Non-financial public sector		(20,143)	1,056,464
Other financial entities		(802,482)	(158,656)
Non-financial private sector and foreign residents		(14,698,483)	(7,260,976)
Other debt securities		9,111,246	(9,610,578)
Financial assets delivered as guarantee		2,909,195	1,146,945
Investments in equity instruments		172,427	300,404
Other assets		(1,057,287)	(157,890)
Net increase/ decrease from operating liabilities:
Deposits
Non-financial public sector		955,975	3,468,425
Financial sector		11,799	(4,998)
Non-financial private sector and foreign residents		4,391,142	(206,750)
Liabilities at fair value through profit or loss		6,305
Derivative financial instruments		(9,451)
Repo transactions		(2,678,848)	(1,066,161)
Other liabilities		(2,506,061)	170,647
Collections / payments for Income Tax		(843,275)	(559,587)
TOTAL CASH FROM OPERATING ACTIVITIES (A)		1,856,231	(19,868,648)

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Items	Notes	03/31/2018	03/31/2017

CASH FLOWS FROM INVESTING ACTIVITIES
Payments:
Acquisition of PPE, intangible assets and other assets		(200,713)	(308,640)
TOTAL CASH USED IN INVESTING ACTIVITIES (B)		(200,713)	(308,640)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Non-subordinated corporate bonds			(1,766,904)
Central Bank of Argentina		(22)	(34)
Financing from local financial entities		(200,000)	(1,628)
Proceeds:
Central Bank of Argentina		1,822	14
Financing to local financial entities		152,196
Other proceeds related to financing activities			1,646
TOTAL CASH USED IN FINANCING ACTIVITIES (C)		(46,004)	(1,766,906)
EFFECT OF EXCHANGE RATE FLUCTUATIONS (D)		1,428,448	36,579
TOTAL CHANGES IN CASH FLOWS
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A+B+C+D)		3,037,962	(21,907,615)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FISCAL YEAR	28	41,203,545	52,070,153
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	28	44,241,507	30,162,538

Delfín Jorge Ezequiel Carballo
Chairperson

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank), is a stock corporation (sociedad anónima), organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies, as well as to individuals, strengthening in this way its goal to be a multi-services bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, direction and management of mutual funds and stock exchange services.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank´s shares have been publicly listed on the Bolsas y Mercados Argentinos (BYMA) since November 1994, as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to list on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

On May 15, 2018, the Board of Directors approved the issuance of these Condensed consolidated interim financial statements.

2.	OPERATIONS OF THE BANK

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of March 31, 2018 and December 31, 2017 and 2016, the deposits held by the Misiones Provincial Government with the Bank amounted to 4,251,480, 3,255,353 and 2,495,781(including 334,437, 333,032 and 139,610 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005 and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of March 31, 2018 and December 31, 2017 and 2016, the deposits held by the Salta Provincial Government with the Bank amounted to 1,129,508, 908,270 and 1,340,738 (including 494,122, 458,550 and 370,154 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

As of March 31, 2018 and December 31, 2017 and 2016, the deposits held by the Jujuy Provincial Government with the Bank amounted to 2,610,479, 4,649,184 and 1,580,312 (including 376,766, 320,825 and 253,622 related to court deposits), respectively.

2.4.	Banco del Tucumán SA

Banco del Tucumán SA acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government and of the Municipality of San Miguel de Tucumán, respectively.

The service agreement with the Tucumán Provincial Government is currently effective through the year 2021, while the agreement executed with the Municipality of San Miguel de Tucumán was automatically extended through the year 2023, as set forth in the original agreement.

As of March 31, 2018 and December 31, 2017 and 2016, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán with Banco del Tucumán SA amounted to 3,790,426, 1,913,801 and 2,450,436 (including 1,294,894, 1,225,993 and 943,683 related to court deposits), respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Preparation basis

Applicable Accounting Standards

On February 12, 2014 the Central Bank, through Communiqué “A” 5541 established the general guidelines towards conversion to the IFRS issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision, for the annual fiscal years beginning on January 1, 2018 as well as those of interim-periods.

Additionally, through Communiqués “A” 6114, the Central Bank set specific guidelines within the scope of such convergence process, among which it defined (i) the transitory exception to the application of section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55)) up to the fiscal years beginning as of January 1, 2020; and (ii) in order to calculate the effective interest rate of assets and liabilities so requiring it for the measurement thereof, pursuant to IFRS 9, up to December 31, 2019, the Bank may transitorily make a global estimate of the calculation of the effective interest rate on a group of financial assets or liabilities with similar characteristics which shall be applied such effective interest rate. To the date of the present condensed consolidated interim financial statements the Bank is in the process of determining and quantifying the effect the application of section 5.5 “Impairment” mentioned in (i) above will have. Finally, through Communiqués “A” 6323 and 6324 and supplementary rules, the Central Bank defined the minimum chart of accounts and the provisions applicable to the preparation and presentation of the financial statements of financial entities for the fiscal years beginning on January 1, 2018, respectively.

The accompanying Condensed consolidated interim financial statements of the Bank were prepared pursuant to Communiqué “A” 6114 and supplementary rules of the Central Bank. Taking into account the exceptions described in the preceding paragraph, the new regulatory framework comprises the Standards and Interpretations adopted by the IASB and includes:

-	the IFRS;
-	the International Accounting Standards (IAS); and
-	the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

The accompanying Condensed consolidated interim financial statements are the first Financial Statements presented in accordance with Central Bank Communiqué “A” 6114. For the preparation of the present Financial Statements the Bank applied the basis for the preparation and consolidation, the accounting policies and the material accounting judgements, estimates and assumptions described in this Note. The Bank further contemplated the exceptions and exemptions provided for in IFRS 1 “First-time Adoption of International Financial Reporting Standards” and those applied for the preparation of the accompanying Condensed consolidated interim financial statements are described in the section “First-time Adoption of International Financial Reporting Standards in accordance with Communiqué 6114 of the Central Bank” of this Note.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Up to the fiscal year ended December 31, 2017, the Bank prepared its consolidated Financial Statements in accordance with the rules and standards issued by the Central Bank. The financial information for previous fiscal years and included in the accompanying consolidated Financial Statements for comparative purposes, was modified and is disclosed in accordance with the basis described in the preceding paragraphs. The effects of changes between the standards applied as of the end of the fiscal year ended December 31, 2017 and the IFRS are explained in the reconciliations disclosed under the title “First-time Adoption of International Financial Reporting Standards in accordance with Central Bank Communiqué “A” 6114” of this Note 3.

The accompanying condensed consolidated interim financial statements for the three months period ended March 31, 2018 have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

These condensed consolidated interim Financial Statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein, as well as the relevant events and transactions occurred after the issuance of the last annual consolidated Financial Statements for the fiscal year ended December 31, 2017. Nevertheless, the present condensed consolidated interim Financial Statements do not include all the information or all the disclosures required for the annual consolidated financial statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, the accompanying condensed consolidated interim Financial Statements must be read together with the annual consolidated financial statements for the fiscal year ended December 31, 2017.

The accounting policies comply with the IFRS as currently approved and are applicable to the preparation of the first annual consolidated Financial Statements in accordance with the IFRS (December 31, 2018). Notwithstanding the above, these accounting policies might change if, at the time of preparing those first annual Financial Statements in accordance with the IFRS, new standards are issued or the existing ones are modified, or the compulsory application to that date is modified, or if the Bank chooses to change its choice of any of the exemptions under IFRS 1. Generally, the Central Bank does not allow the anticipated application of any IFRS, unless it expressly states the contrary.

Transcription in the Books of Accounts

To the date of the accompanying Financial Statements, the same are in the process of being transcribed in the Bank’s Books of Account.

Figures expressed in thousands of Pesos

The accompanying consolidated Financial Statements disclose figures expressed in thousands of Argentine pesos and round the amounts in thousands of pesos to the nearest whole number, unless it expressly states the contrary.

Balance Sheet Disclosure

The Bank presents its assets and liabilities in order of liquidity. The analysis referred to the recovery of assets and settlement of liabilities during the 12 months following the reporting date (current assets and liabilities) and more than 12 months after the reporting date (non-current assets and liabilities) is disclosed in Note 19 to the accompanying condensed consolidated interim financial statements.

Financial assets and financial liabilities are generally disclosed in gross numbers in the Balance Sheet. They are only compensated and disclosed in net figures when there is a legal and unconditional right to compensate such financial assets and liabilities and the Management intends to settle them on a net basis or to realize assets and settle liabilities simultaneously.

Note also that the present condensed consolidated interim financial statements were prepare on the basis of historical amounts, except for monetary Regulation Instruments of the Central Bank and certain Federal Government Securities, which were valued at fair value through Other Comprehensive Income (OCI) and Provincial Government Securities, Corporate Bonds, Debt Securities and Certificates of Participation in Financial Trusts, listed or unlisted Securities and certain Federal Government Securities, which were valued at Fair Value Through Profit or Loss. In addition, as to derivative instruments (term and forward transactions) both assets and liabilities were valued at Fair Value through Profit or Loss.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Comparative information

The present Condensed consolidated interim balance sheet as of March 31, 2018, is presented comparatively with year-end data of the immediately preceding fiscal year, while the Statement of income and Other comprehensive income, the Statement of changes in shareholders’ equity and the Statement of cash flows and Cash equivalents for the three-month period ended March 31, 2018, are presented comparatively with data as of same period of the immediately preceding fiscal year.

In compliance with IFRS 1 “First-time Adoption of International Financial Reporting Standards” and since the accompanying Condensed consolidated interim financial statements are the first ones being submitted pursuant to Communiqué “A” 6114 of the Central Bank, we include the opening Balance sheet to the transition date (December 31, 2016).

Unit of measure

The Bank’s Financial statements recognize the changes in the peso purchasing power until February 28, 2003, when the adjustments to reflect those changes were discontinued, and as required by Presidential Decree 664/2003, Article No. 312 of General Resolution No. 7/2015 of the Superintendency of Corporations (Public Registry of Commerce), Central Bank Communiqué “A” 3921 and the General Resolution No. 441 issued by the CNV (Argentine Securities Exchange Commission).

IAS 29 “Financial Reporting in Hyperinflationary Economies” establishes that the financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, shall be expressed in terms of the measuring unit current at the end of the reporting period, computing for such purpose the inflation produced from the acquisition date, in the case of non-monetary items carried at cost or cost less accumulated depreciation, or from the revaluation date, in the case of non-monetary items carried at amounts current on dates other than that of the balance sheet or the acquisition date. For this purpose, although the standard does not fix an absolute inflation rate at which hyperinflation is deemed to arise, it is a general practice to consider for this purpose a variation approaching or exceeding 100% cumulative inflation over three years, together with other qualitative factors regarding the macroeconomic environment.

The Bank evaluates whether the argentine peso meets the characteristics to qualify as the currency of an hyperinflationary economy following the provisions under IAS 29, and to evaluate the above mentioned quantitative factor the Bank takes into account the evolution of the internal wholesale price index (WPI) published by the Instituto Nacional de Estadísticas y Censos (INDEC), since such index is the one that best reflects the conditions required by IAS 29.

From the assumption of the current federal government, that took place on December 10, 2015, the INDEC started a reorganization process. Such Organism announced monthly inflation data measured based on the WPI starting on January 2016, without giving any specific inflation to the months of November and December 2015. To the date of approval of the accompanying Condensed consolidated interm financial statements, the last WPI published by INDEC is that for the month of March 2018 and the cumulative inflation rate for the period of three years ended that same month is approximately 95%.

Although not all necessary objective conditions are met to qualify the economy as hyperinflationary, it is necessary to consider in the interpretation of the Financial statements the fact that during the last fiscal years there have been significant variations in the prices of indicators relevant to the economy, such as wage cost, interest rate and foreign exchange rate.

Basis for Consolidation

The accompanying Condensed consolidated interim financial statements include the Financial Statements of the Bank and its subsidiaries as of March 31, 2018.

Subsidiaries are all the entities controlled by the Bank. The Bank controls other entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity, and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

This generally happens when there is a shareholding of more than half of its shares having voting rights.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Notwithstanding the above, under certain particular circumstances, the Bank may still have control with less than a 50% participating interest or may not have the control even if it holds more than half of the shares of such other entity. Upon evaluating whether it has power over the controlled entity, and therefore controls the variation of its returns, the Bank shall consider all relevant facts and circumstances, including:

-	the purpose and design of the controlled entity,

-	what the relevant activities are and how decisions about those activities are made and whether the Bank has the ability to direct such relevant activities,

-	contractual arrangements such as call rights, put rights and liquidation rights,

-	whether the Bank is exposed, or has rights, to variable returns from its involvement with such controlled entity, and whether the Bank has the ability to use its power over the controlled entity to affect the amount of the Bank’s returns.

The Bank has no interests in structured entities that required to be consolidated.

Subsidiaries are completely consolidated since the date of the effective transfer of the control over the same to the Bank and consolidation ceases when the Bank loses control over the subsidiaries. The accompanying condensed consolidated interim Financial Statements include the assets, liabilities, income and each component of other comprehensive income of the Bank and its subsidiaries. Transactions between consolidated entities are completely eliminated.

Changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary are equity transactions. However, if a parent company loses control of a subsidiary, it shall derecognize the assets (including any goodwill) and liabilities of the subsidiary, any non-controlling interests in the former subsidiary and other capital components, while any profit or loss derived from the transaction, event or circumstances that resulted in the loss of control shall be recognized as a profit or loss, and any investment retained in the former subsidiary shall be recognized at its fair value at the date when control is lost.

The Financial Statements of the subsidiaries have been prepared to the same dates and for the same accounting periods as those of the Bank, using uniform accounting policies consistent with those applied by the latter. In case necessary, adjustments shall be made to the Financial Statements of the subsidiaries so that the accounting policies used by the group will be uniform.

The Bank considers the Argentine peso as its functional and presentation currency. To such effect, before consolidation, the Financial statements of its subsidiary Macro Bank Limited, originally expressed in US dollars, were translated to pesos (presentation currency) using the following method:

•	Assets and liabilities were converted at the reference exchange rate of the Central Bank, in force for that foreign currency at the closing of business on the last business day of the period, ended March 31, 2018 and of the fiscal years ended December 31, 2017 and 2016.

•	Figures related to the owners’ contributions (capital stock, stock issuance premium and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

•	Income for the periods of three months ended March 31, 2018 and 2017 were translated to pesos on a monthly basis, using the monthly average of the reference exchange rate of the Central Bank.

•	Foreign currency translation differences arising as a result of the preceding paragraphs are recognized as a separate component within the Shareholders’ Equity account reporting them in the Statement of Other Comprehensive Income, which is called “Foreign currency translation differencies in financial statements conversion”.

•	Non-monetary items measured at historical cost were converted at the reference Exchange rate of the Central Bank as of the date on which such items were recognized.

On the other hand, non-controlling interests represent the portion of income and equity not directly or indirectly attributable to the Bank and in the accompanying Condensed consolidated intermin financial statements they are disclosed as a separate line in the Balance Sheet, the Statement of Income, the Statement of Other Comprehensive Income and the Statement of Changes in Shareholders’ Equity.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

As of March 31, 2018 and December 31, 2017 and 2016, the Bank has consolidated its Financial Statements with the Financial Statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity
Banco del Tucumán SA	San Martín 721 – San Miguel de Tucumán – Province of Tucumán	Argentina	Banking Entity

Macro Securities SA (a) and (b)	Juana Manso 555 – 8th floor, Office A – Autonomous City of Buenos Aires	Argentina	Stock-Exchange Services

Macro Fiducia SA	Sarmiento 447 – 7th floor– Autonomous City of Buenos Aires	Argentina	Services

Macro Fondos SGFCISA	Juana Manso 555 – 9th floor, Office A – Autonomous City of Buenos Aires	Argentina	Direction and Management of Mutual Funds

Macro Bank Limited (c)	Caves Village, Building 8 Office 1 – West Bay St., Nassau	Bahamas	Banking Entity

(a)	Consolidates with Macro Fondos SGFCI SA (80,90% Participating and Voting Interest).

(b)	The indirect interest of Banco Macro SA comes from Macro Fiducia SA.

(c)	Consolidates with Sud Asesores (ROU) SA (100% Voting Interest–Equity interest 2,278).

The table below shows the Bank’s participating interest in the companies it consolidates as of March 31, 2018 and December 31, 2017 and 2016:

	Shares		Bank’s Participating Interest		Non-Controlling Interest
Subsidiaries	Type	Number	Total Capital Stock	Voting Interest	Total Capital Stock	Voting Interest
Banco del Tucumán SA	Common	395,341	89.932%	89.932%	10.068%	10.068%
Macro Securities SA	Common	12,776,680	99.921%	99.932%	0.079%	0.068%
Macro Fiducia SA	Common	6,475,143	98.605%	98.605%	1.395%	1.395%
Macro Fondos SGFCISA	Common	327,183	99.936%	100.00%	0.064%	-
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%	-

Total assets, liabilities and net equity of the Bank and each of its subsidiaries as of March 31, 2018 and December 31, 2017 and 2016 are as follows:

As of 03/31/2018	Banco Macro SA	Banco del Tucumán SA	Other Subsidiaries	Eliminations	Consolidated

Assets	217,012,053	16,267,893	3,013,446	(4,627,179)	231,666,213
Liabilities	166,926,339	14,059,830	1,327,353	(956,199)	181,357,323
Equity attributable to the owners of the Bank					50,085,714
Equity attributable to non-controlling interests					223,176

As of 12/31/2017	Banco Macro SA	Banco del Tucumán SA	Other Subsidiaries	Eliminations	Consolidated

Assets	213,157,890	14,789,932	2,922,317	(4,531,069)	226,339,070
Liabilities	166,622,874	12,802,723	1,259,908	(1,082,293)	179,603,212
Equity attributable to the owners of the Bank					46,535,022
Equity attributable to non-controlling interests					200,842

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

As of 12/31/2016	Banco Macro SA	Banco del Tucumán SA	Other Subsidiaries	Eliminations	Consolidated

Assets	148,783,028	11,548,487	2,215,093	(3,176,013)	159,370,595
Liabilities	123,812,335	9,489,193	1,107,074	(216,500)	134,192,102
Equity attributable to the owners of the Bank					24,970,693
Equity attributable to non-controlling interests					207,800

The Bank’s Management considers there are no other companies or structured entities to be included in the Financial Statements as of March 31, 2018 and December 31, 2017 and 2016.

Summary of significant accounting policies

Below there is a description of the principal valuation and disclosure criteria used for the preparation of the accompanying Conndensed consolidated interim financial satements as of March 31, 2018 and December 31, 2017 and 2016:

3.1	Assets and liabilities denominated in foreign currency:

The Bank considers the Argentine Peso as its functional and presentation currency. The assets and liabilities denominated in foreign currency, mainly in US dollars, were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of each period or fiscal year, as applicable.

Additionally, assets and liabilities denominated in other foreign currencies were translated at the repo exchange rate communicated by the Central Bank. Foreign exchange differences were recorded in the related statements of income as “Difference in quoted prices of gold and foreign currency”.

3.2	Financial Instruments

Initial Recognition and Measurement

The purchase and sale of financial assets requiring the delivery of assets within the term generally established by the rules and regulations or the market conditions are recorded on the transaction’s trading date, i.e., on the date the Bank undertakes to acquire or sell the relevant asset.

At initial recognition, the financial assets and liabilities were recognized at fair value. Those financial assets and liabilities not recognized at fair value through profit or loss, were recognized at fair value adjusted for transactions costs directly attributable to the acquisition or issue of the financial asset or liability.

At initial recognition, the fair value of a financial instrument is generally the transaction price. Nevertheless, if part of the consideration received or paid is for something different from the financial instrument, the Bank estimates the fair value of the financial instrument. Any additional amount regarding the consideration shall be an expense or lesser income, except it meets the requirements to be recognized as any other type of asset.

Subsequent measurement – Business Model

The Bank established three categories for the classification and measurement of its financial instruments, in accordance with the Bank’s business model to manage its financial assets and the contractual cash flow characteristics thereof:

-	at amortized cost: the objective of the business model is to hold financial assets in order to collect contractual cash flows.

-	at fair value through other comprehensive income: the objective of the business model is both collecting the contractual cash flows of the financial asset and/or of those derived from the sale of the financial asset.

-	at fair value from profit or loss: the objective of the business model is generating income derived from the purchase and sale of financial assets.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Therefore, the bank measures its financial assets at fair value, except for those that meet the following two conditions and are measured at amortized cost:

-	the financial assets are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows,

-	the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Bank’s business model is determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective.

The business model is not assessed on an instrument-by-instrument approach, but it should rather be determined on a higher level of aggregation and is based on observable factors such as:

-	how the performance of the business model and the financial assets held within that business model are evaluated and reported to the Bank’s key management personnel,

-	the risks that affect the performance of the business model (and the financial assets held within that business model) and, in particular, the way in which those risks are managed; and,

-	the expected frequency, value, timing and reasons of sales are also important aspects.

The assessment of the business model is performed on the basis of scenarios that the Bank reasonably expects to occur, without taking into account the scenarios such as the so-called ‘worst case’ or ‘stress case’ scenarios. If after the initial recognition cash flows are realized in a way that is different from the Bank’s expectations, the Bank does not change the classification of the remaining financial assets held in that business model, but rather considers all relevant information to assess the newly originated or newly purchased financial assets.

Test of contractual cash flow characteristics

As part of the classification process, the Bank assessed the contractual terms of its financial instruments in order to determine if such financial instruments give rise to cash flows on specific dates which are solely payments of principal and interest on the principal amount outstanding.

For the purposes of this assessment, “principal” is defined as the fair value of the financial asset at initial recognition, provided such amount may change over the life of the financial asset, for example, if there are repayments of principal or premium amortization or discount.

The most significant elements of interest within a loan agreement are typically the consideration for the time value of money and credit risk.

In order to test contractual cash flow characteristics, the Bank applies judgment and considers relevant factors such as the currency in which the financial asset is denominated and the period for which the interest rate is set.

However, contractual terms that introduce exposure to risks or volatility in the contractual cash flows that are unrelated to a basic lending arrangement, do not give rise to contractual cash flows that are solely payments of principal and interest on the principal amount outstanding. In such cases, financial assets are required to be measured at fair value through profit or loss.

Therefore, the financial assets and liabilities were classified pursuant to the above expressed as “Financial assets at fair value through profit or loss”, “Financial assets at fair value through other comprehensive income” or “Financial assets at amortized cost”. Such classification is disclosed in Exhibit P “Categories of Financial Assets and Liabilities”.

•	Financial assets at fair value through profit or loss

This category presents two subcategories: financial assets at fair value held for trading and financial assets initially designated at fair value by the Management or under section 6.7.1. of IFRS 9. The Bank’s Management, has not designated, at the beginning, financial assets at fair value through profit or loss.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

The Bank classifies the financial assets as held for trading when they have been acquired or incurred principally for the purpose of selling or repurchasing it in the near term or when they are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

Financial assets and liabilities at fair value through profit or loss are recognized at fair value in the Balance Sheet. Changes in fair value are recognized under the item “Net Income for measurement of financial instruments at fair value through profit or loss”, as well as income or expenses for interest and dividends pursuant to the contractual terms and conditions, or when the right to receive payment of the dividend is established.

The fair value of instruments categorized as Level 1 was assessed by using the quotes effective as of the end of each period or fiscal year, as applicable, in active markets if representative. At present, for government or private securities or bonds, there are two main markets in which the Bank operates, that are BYMA and MAE. Additionally, as for derivatives, both MAE and Mercado a Término de Rosario S.A. (ROFEX) are deemed as active markets.

On the other hand, for certain instruments that do not have a quoted price in an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided there are any available, as well as references to the current fair value of other instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this categorization were valued using identical quoted prices of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. In order to determine the market value of these instruments, the Bank used valuation techniques based on its own assumptions, which are similar to those that would be used by any other market player. For this approach, the Bank mainly used the cash flow discount model.

•	Financial assets at fair value through other comprehensive income

A financial asset shall be measured at fair value through other comprehensive income if (i) the financial instrument is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and (ii) the contractual terms of the financial asset meet the determination that cash flows are solely payments of principal and interest on the principal amount outstanding.

Debt instruments at fair value through other comprehensive income are recognized in the Balance Sheet at fair value. Profits and losses derived from changes in fair value are recognized in other comprehensive income as “Profits or losses from financial instruments at fair value through other comprehensive income”. Income from interest, profit and loss from translation differences and impairment are recognized in the statement of income in the same manner as for financial assets measured at amortized cost and are disclosed as “Income from interest received”, “Difference in quoted prices of gold and foreign currency” and “Provision for loan losses”, respectively.

When the Bank has more than one investment on the same security, it must be considered that they shall be disclosed using the first in first out costing method.

On derecognition, gains and losses accumulated previously recognized in OCI are reclassified to profit or loss.

•	Financial assets at amortized cost

They represent financial assets held in order to collect contractual cash flows and the contractual terms of which give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

After initial recognition, these financial assets are recognized in the Balance Sheet at amortized cost using the effective interest method, less the allowance for loan losses. The effective interest method uses the rate that allows the discount of estimated future cash payments or receipts through the expected life of the financial instrument or lesser term, if applicable, to the net carrying amount of the financial asset or to the financial liability. When applying this method, the Bank identifies incremental direct costs as an integral part of the effective interest rate. For such purposes, interest is the consideration for the time value of money and for the credit risk associated with the amount of principal outstanding during a specific period of time. Income from interest and impairment are disclosed in the Statement of Income as “Income from interest received” and “Provision for loan losses”, respectively.

Changes in the allowance are presented in Exhibit R “Loss allowance – Allowance for uncollectibility risk”.

3.2.1	Cash and deposits in banks

They were value at their nominal value plus the relevant accrued interest, if applicable. Accrued interests were allocated to income as “Interests income”.

3.2.2	Repo transactions (purchase and sale of financial instruments)

These transactions were recognized in the Balance Sheet as financing granted (received), as “Repo transactions”.

The difference between purchase and sale prices of such instruments were recognized as interest accrued during the effective term of the transactions using the effective interest method and were allocated to income as “Interests income” and “Interests expense”.

3.2.3	Loans and other financing

Non-derivative financial assets that the Bank holds within a business model whose objective is to hold financial assets in order to collect contractual cash flows and the contractual terms of which give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

After initial recognition, loans and other financing were measured at amortized cost using the effective interest method, less the allowance for loan losses. The amortized cost was calculated taking into account any discount or premium incurred in the origination or acquisition, and origination fees or commissions, which are part of the effective interest rate. Income from interest was allocated to income as “Interests income”.

3.2.4	Allowance for loan losses and allowance for eventual commitments

These allowances were built-up based on estimated loan losses of the credit facilities of the Bank, deriving, among other aspects, from the assessment of the compliance level of debtors and the guarantees that secure the relevant transactions taking into account the provisions of Communiqué “A” 2950 and supplementary provisions of the Central Bank and the allowance policies of the Bank.

In the case of loans with specific allowances that are repaid or generate the reversion of allowances built-up in the current period, and in case of allowances built-up in previous fiscal years that turn out to exceed those deemed necessary, such allowance excess is reversed with impact on the income for the present period.

Impairment losses are included in the Statement of Income as “Provision for loan losses” and the changes in this accounting item are disclosed in Exhibit R “Value correction for credit losses – Allowance for uncolectibility risk”. The section “Accounting judgments, estimates and assumptions” in this Note includes a more detailed description of impairment estimates.

3.2.5	Financial liabilities

After initial recognition, certain financial liabilities were measured at amortized cost using the effective interest method, except for derivatives that were measured at fair value through profit or loss. Interests were allocated to income as “Interests expense”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Within other financial liabilities we included guarantees granted and eventual liabilities, which must be disclosed in the Notes to the Financial statements, when the documents supporting such credit facilities are issued and are initially recognized at fair value of the commission received, in the Balance Sheet. After initial recognition, the liability for each guarantee was recognized at the higher of the amortized commission and the best estimate of the disbursement required to settle any financial obligation arising as a result of the financial guarantee.

Any increase in the liabilities related to a financial guarantee was recognized as income. The commission received has been recognized as “Income from commissions received” in the Statement of income, based on the amortization thereof following the straight-line method over the effective term of the financial guarantee granted.

3.2.6	Derivative financial instruments

Receivables from forward transactions without delivery of underlying assets

It includes forward purchase and sale transactions of foreign currency without delivery of traded underlying asset. Such transactions were measured at the fair value of the contracts and were performed by the Bank with intermediation purposes on its own account. The originated income was allocated to income as “Net income for measurement of financial instruments at fair value through profit or loss”.

Derecognition of financial assets and liabilities

A financial asset (or, if applicable, a part of a financial asset or a part of a group of similar financial assets) shall be derecognized when: (i) the contractual rights to the cash flows from the financial asset expire, or (ii) the Bank transfers the contractual rights to receive the cash flows of the financial asset or retains the contractual rights to receive the cash flows of the financial asset, but assumes a contractual obligation to pay the cash flows received immediately to a third party pursuant to a transfer agreement.

A transfer shall qualify for derecognition of the financial asset only if (i) the Bank has transferred substantially all the risks and rewards of ownership of the financial asset, or (ii) it has neither transferred nor retained substantially all the risks and rewards of ownership of the financial asset, but has transferred the control of the financial asset, considering that the control is transferred if, and only if, the transferee has the practical ability to sell the asset in its entirety to an unrelated third party and is able to exercise that ability unilaterally and without needing to impose additional restrictions on the transfer.

If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of a transferred asset, and has retained the control over it, the Bank shall continue to recognize such transferred asset to the extent to which it is exposed to changes in the value of the transferred asset.

On the other hand, a financial liability is derecognized when the obligation specified in the relevant contract is discharged or cancelled or expires. When there is an exchange between an existing borrower and lender of debt instruments with substantially different terms, or the terms are substantially modified, such exchange or modification shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, recognizing the difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, in profit or loss as “Other operating income”.

Reclassification of financial assets and liabilities

The Bank does not reclassify its financial assets after the initial recognition thereof, except under extraordinary circumstances when it changes its business model for managing financial assets, as a result of external or internal changes significant to the Bank’s transactions. Financial liabilities are never reclassified. As of March 31, 2018 and December 31, 2017 and 2016, the Bank has made no reclassifications.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

3.3	Financial Leases

The Bank grants loans through financial leases, recognizing the current value of lease payments as a financial asset. The difference between the total lease receivables and the current value of financing is recognized as interest to accrue. This income is recognized during the term of the lease using the effective interest rate method, which reflects a constant rate of return and is recognized in profit or loss as “Interests income”. Losses originated for impairment are included in the Statement of income as “Provision for loan losses” and changes in this accounting item are disclosed in Exhibit R “Loss allowance– Allowance for uncolectibility risk”.

3.4	Investment in associates and joint arrangements

An associate is an entity over which the Bank has significant influence, i.e. the power to participate in the financial and operating policy decisions of such controlled entity, but without having the control thereof. Investments in associates were recognized through the equity method and they were initially recognized at cost. The Bank’s share in the profits or losses after the acquisition of its associates was accounted for in profits or losses, and its share in other comprehensive income after the acquisition were accounted for in other comprehensive income.

A joint arrangement is an arrangement of which the Bank and other party or parties have joint control. Under IFRS 11 “Joint Arrangements”, investments in these arrangements are classified as joint ventures or joint operations depending on the contractual rights and obligations of each investor, regardless of the legal structure of the arrangement. A joint venture is an arrangement pursuant to which the parties having joint control of the arrangement have rights to the net assets of such arrangement. A joint operation is an arrangement pursuant to which the parties having joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. The Bank has assessed the nature of its joint arrangements and determined that the same are joint ventures. Investments in joint ventures were recognized using the equity method described in the paragraph above.

3.5	Property, plant and equipment

The Bank chose the cost model for all kinds of assets accounted for in this accounting item, taking into account the considerations mentioned in the section “First-time Adoption of International Financial Reporting Standards in accordance with Central Bank Communiqué “A” 6114” of this Note for the real property owned by the Bank. These assets were carried at their cost less any accumulated depreciation and any accumulated impairment losses, if applicable. The historical cost of acquisition includes all expenses directly attributable to the acquisition of the assets. Maintenance and repair costs were accounted for in profits or losses as incurred. Any replacement and significant improvement of an item of property, plant and equipment is recognized as an asset only when it is likely to produce any future economic benefits exceeding the return originally assessed for such asset.

Depreciation of the items of property, plant and equipment was assessed in proportion to the estimated months of useful life, depreciating completely on the acquisition month of the assets and not on the derecognition date. In addition, at least at each financial year-end, the Bank reviews if expectations regarding the useful life of each item of property, plant and equipment differ from previous estimates, in order to detect any material changes in useful life which, if confirmed, shall be adjusted applying the relevant correction to the depreciation of property, plant and equipment accounting item.

The residual value of the assets, as a whole, does not exceed their recoverable amount.

Furthermore, the Bank is building a new corporate building in the Autonomous City of Buenos Aires. Under IAS 23 “Borrowing Costs”, this is qualifying asset and therefore all costs related to financing directly or indirectly attributable to the acquisition and construction of this asset were capitalized.

3.6	Intangible Assets

Intangible assets acquired separately were initially measured at cost. After initial recognition, they were accounted for at cost less any accumulated depreciation (for those to which finite useful lives have been allocated) and any accumulated impairment losses, if applicable.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Internally generated intangible assets, excluding capitalized development expenses, shall not be capitalized and the relevant disbursement shall be reported in the balance sheet for the period in which such expenditure is incurred.

Useful lives of intangible assets may be finite or indefinite.

Intangible assets with finite useful lives are amortized over their economic useful lives, and are reviewed in order to determine whether they had any impairment loss to the extent there is any evidence that indicates that the intangible asset may be impaired. The period and method of amortization for an intangible asset with a finite useful life are reviewed at least at the financial year-end of each reporting period. Amortization charges of intangible assets with finite useful lives are accounted for in the statement of income.

Intangible assets with indefinite useful lives are not amortized and are subject to annual tests in order to determine whether they are impaired, either individually or as part of the cash-generating unit to which such intangible assets were allocated. The Bank has not intangible assets with indefinite useful lives.

The gain or loss arising from the derecognition of an intangible asset shall be determined as the difference between the net disposal proceeds, if any, and the carrying amount of the asset, and it shall be recognized in profit or loss when the asset is derecognized.

Development expenditure incurred in a specific project shall be recognized as intangible asset when the Bank can demonstrate all of the following:

-	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

-	its intention to complete the intangible asset and use or sell it,

-	how the intangible asset will generate probable future economic benefits,

-	the availability of adequate resources to complete the development, and

-	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

After initial recognition of the development expenditure as an asset, such asset shall be carried at its cost less any accumulated amortization and any applicable accumulated impairment losses. Amortization shall begin when the development phase has been completed and the asset is available for use. The asset amortizes over the period in which the asset is expected to generate future benefits. Amortization is accounted for in the Statement of income. During the development phase, the asset is subject to annual tests to determine whether there is any impairment loss.

3.7	Investment Property

We included certain real property that the Bank holds for undetermined future use, which were recognized pursuant to IAS 40 “Investment Property”.

For this kind of property, the Bank chose the cost model described in Note 3.5 Property, plant and equipment.

An investment property is derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period of the retirement or disposal.

An entity shall transfer a property to, or from, investment property when, and only when, there is a change in use. For a transfer from investment property to an item of property, plant and equipment, the property’s deemed cost for subsequent accounting is its fair value at the date of change in use. If an item of property, plant and equipment becomes an investment property the Bank recognizes the asset up to the date of change in use in accordance with the policy established for property, plant and equipment.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

3.8	Non-current Assets Held for Sale

The Bank reclassifies in this category non-current assets of which the carrying amount will be recovered principally through a sale transaction rather than through continuing use. The asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and its sale must be highly probable.

Non-current assets classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

3.9	Impairment of Non-financial Assets

The Bank evaluates, at least at each fiscal year-end, whether there are any events or changes in the circumstances that may indicate the impairment of non-financial assets or whether there is any evidence that a non-financial asset may be impaired.

When there is any evidence or when an annual impairment test is required for an asset, the Bank shall estimate the recoverable amount of such asset. If the carrying amount of an asset exceeds its recoverable amount, such asset is deemed impaired and its carrying amount shall be reduced to its recoverable amount. To the date of the accompanying Condensed consolidated interim financial statements, there is no evidence of impairment of non-financial assets.

3.10	Provisions

The Bank recognizes a provision if and only if the following circumstances are met: (a) the Bank has a present obligation as a result of a past event; (b) it is probable (i.e., it is more likely than not) that an outflow of resources will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation.

In order to determine the amount of provisions, the risks and uncertainties were considered taking into account the opinion of independent and internal legal advisors of the Bank. Where the effect of the time value of money is material, the provisions shall be discounted using a pre-tax rate that reflects, if applicable, current risks specific to the liability. When the discount is recognized, the effect of the provision derived from the lapse of time is accounted for as Interests expense” in the Statement of Income. Based on the analysis carried out, the Bank recognized as provision the amount of the best estimate of the expenditure required to settle the present obligation at the end of each reporting period.

The provisions accounted for by the Bank are reviewed at the end of each reporting period or fiscal year, as applicable, and adjusted to reflect the current best available estimate. In addition, provisions are recognized with specific allocation to be used only for the expenditures for which they were originally recognized.

In the event: a) the obligation is possible; or b) it is not probable that an outflow of resources will be required for the Bank to settle the obligation; or c) the amount of the obligation cannot be estimated reliably, the contingent liability shall not be recognized and shall be disclosed in the Notes. Nevertheless, when the possibility of an outflow of resources is remote, no disclosures shall be made.

3.11	Recognition of income and expenses

3.11.1	Revenue from interests income and interests expense

Revenue from interest received and expenses for interest paid were recognized according to their accrual period, applying the effective interest method.

Revenue from interest received includes the return on fixed income investments and negotiable instruments, as well as the discount and premium on financial instruments.

Bond coupons were recognized at the time they were declared.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

3.11.2	Loan commissions

Commission charges and direct incremental costs related with the granting of financing facilities were deferred and recognized adjusting the effective interest rate thereof.

3.11.3	Service commissions, fees and similar items

The commissions charged were accounted for to the extent the Bank satisfied each performance obligation undertaken in contracts with customers and in an amount that reflected the consideration to which the Bank expected to be entitled in exchange for those goods or services.

A performance obligation implies a promise in a contract with a customer to transfer: (i) a good or service (or a bundle of goods or services) that is distinct; or (ii) a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3.11.4	Non-financial revenue and expenses

They were accounted for to the extent the Bank satisfied each performance obligation undertaken in contracts with customers and in an amount that reflected the consideration to which the Bank expected to be entitled in exchange for those goods or services, as described in the preceding section.

3.12	Customer Loyalty Program

The loyalty program offered by the Bank consists in accumulating points generated by purchases made with the credit cards, which can be exchanged by any reward (including, among other offers, products, benefits and awards) available in the program platform.

The Bank concluded that the rewards to be granted originate a separate performance obligation. Therefore, at the end of each period or fiscal year, as the case may be, the Bank recognizes a provision for the rewards to be granted in “Other financial liabilities”.

Based on the variables that the Bank takes into account in order to estimate the (fair) value of the points granted to customers (and the relation thereof with the exchange of the Reward), it is worthwhile to mention that such estimates are subject to a significant level of uncertainty (and variation) that should be considered. These considerations are described in detail in the section “Accounting judgments, estimates and assumptions” in this Note.

3.13	Income Tax and Minimum Presumed Income Tax

a)	Income Tax

Tax expense (tax income) comprises current tax expense (current tax income) and deferred tax expense (deferred tax income). This tax is accounted for as part of profit or loss in the statements, except in the case of accounting items that are to be recognized directly in other comprehensive income statements. In this case, each accounting item is presented before assessing their impact on Income Tax, which is accounted for in the relevant accounting item.

-	Current income tax: the consolidated current income tax expense is the sum of the income tax expenses of the different entities that compose the Group, which were assessed, in each case, by applying the tax rate to the taxable income, in accordance with the Income Tax Law, or equivalent rule or provision, of the countries in which any subsidiary operates.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

-	Deferred income tax: it is assessed based on the individual Financial statements of the Bank and of each of its subsidiaries and reflects the effects of temporary differences between the carrying amount of an asset or liability in the balance sheet and its tax base. Assets and liabilities are measured using the tax rate that is expected to be applied to the taxable income in the years in which these differences are expected to be settled or recovered. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that will follow from the manner in which the Bank and its subsidiaries expect, at the end of the reporting period, to recover or settle the carrying amount of their assets and liabilities. Deferred tax assets and liabilities are recognized regardless of the time in which the temporary differences are expected to reverse. Deferred tax assets are recognized when it is probable that taxable profit will be available against which the deductible temporary difference can be utilized.

On December 29, 2017 the Argentine Executive Power passed and put into effect the Tax Reform Act which, among other things, reduces the corporate rate of income tax applicable to corporate retained earnings and impacts on the measurement of deferred tax assets and liabilities. This reduction in the corporate rate of income shall be implemented gradually over the next four years dropping from the 35% rate applicable for and including the fiscal year 2017, to a 25% rate in 2020. The effects thereof shall be considered from the deferred taxes assessed as of December 31, 2017, as follows: if reverse shall occur from January 1, 2018 and up to December 31, 2019, the applicable tax rate is 30% and if reversion shall occur from January 1, 2020 onwards, the applicable tax rate is 25%. In addition, through this tax reform the Government introduced changes in connection with the balancing tax, tax adjustment for inflation, treatment of acquisitions and investments made from January 1, 2018, tax revaluation and employer contributions among other issues.

b)	Minimum Presumed Income Tax

In the fiscal year 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, and taking into account the provisions of Law No. 27,260, such tax is effective through the fiscal years ending up to and including December 31, 2018. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment applicable on the potential income of certain production assets at a 1% rate. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. In the case of entities subject to the Financial Entities Act, the above mentioned Law provides that such entities shall consider as taxable basis for the minimum presumed income tax 20% of their taxable assets after deducting those defined as non-taxable assets.

However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of March 31, 2018 and 2017, the amounts recognized for income tax exceeded those assessed for minimum presumed income tax for those same periods.

3.14	Earnings per share

Basic earnings per share shall be calculated by dividing Net profit attributable to parent´s shareholders of the Bank by the weighted average number of ordinary shares outstanding during the period.

3.15	Fiduciary activities and investment management

The Bank renders custody, administration, investment management and advisory services to third parties that originate the holding or placement of assets in the name of such third parties. These assets and the income on them are not included in the Financial Statements, since they are not owned by the Bank. The commissions derived from these activities are accounted for as “Commissions income” in the Statement of income.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Accounting judgments, estimates and assumptions

The preparation of the accompanying condensed consolidated interim financial statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income, revenues and expenses, as well as the assessment and disclosure of contingent assets and liabilities, as of the end of the reporting period. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the uncertainties associated with the estimates and assumptions made by the Bank’s Management may drive in the future to final amounts that may differ from those estimates and may require material adjustments to the reported amounts of the affected assets and liabilities.

In certain cases, the Financial Statements prepared in accordance with Central Bank Communiqué “A” 6114, require that the assets and liabilities to be recognized and/or presented at their fair value. The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or most advantageous market) duly informed and willing to transact in an orderly and current transaction. When prices in active markets are available, we have used them as basis for valuation. When prices in active markets are not available, the Bank estimated those values as values based on the best available information, including the use of models and other assessment techniques.

Additionally, the Central Bank allows for additional allowances for loan losses and changes in classification of debtors, as the case maybe, based on the Bank’s risk management policy. The Risk Management Committee may decide to increase the amount of the provision for loan losses by establishing additional allowances after assessing the portfolio risk, basing its decision for example in the analysis of the local and international macroeconomic conditions.

As to the customer loyalty program, the Bank estimates the fair value of the points awarded to customers under the “Macropremia” program by applying statistics techniques. The data that feed the models include assumptions regarding exchange percentages, the product combinations available for exchange in the future and customers’ preferences.

First-time adoption of IFRSs under Central Bank Communiqué “A” 6114

Communiqué “A” 6324 requires the presentation of the following reconciliations:

-	between the consolidated equity determined in accordance with the standards of the Central Bank and the consolidated equity determined in accordance with Cebtral Bank Communiqué “A” 6114, as of December 31, 2016 (date of transition) and December 31, 2017; and

-	between the consolidated net income determined in accordance with Central Bank standards for the three-month period ended March 31, 2017 and the consolidated total comprehensive income determined in accordance with Central Bank Communiqué “A” 6114 to the same date.

In preparing these reconciliations, the Bank’s Management considered the IFRSs currently approved and applicable to the presentation of the accompanying condensed consolidated interim Financial Statements that are the first consolidated Financial Statements presented in accordance with Central Bank Communiqué “A” 6114, but applying the exceptions and exemptions under IFRS 1 described below:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

•	Optional exemptions

-	Business combinations:

The Bank decided not to apply IFRS 3 “Business Combinations” retroactively to the acquisition of subsidiaries (that are deemed businesses), investments in associates and interests in joint ventures occurred before December 31, 2016 (date of transition). Using this exemption implies that the carrying amounts of assets and liabilities measured pursuant to the Central Bank standards, and that must be recognized in accordance to the IFRSs, are the cost thereof attributed as of the acquisition date. After the acquisition date, measurements shall be made in accordance with the Central Bank Communiqué “A” 6114. Assets and liabilities that do not qualify to be recognized as such according to the IFRSs are excluded from the opening Balance sheet. In this sense, no previous amount which would have been recognized according to the Central Bank standards was excluded and no amount which was not previously recognized has been recognized, pursuant to the Central Bank standards. IFRS 1 also establishes that the carrying amount of goodwill measured according to the Central Bank standards shall be included in the opening balance sheet, regardless of the adjustments for impairment and for recognition or derecognition of certain intangible assets that qualify or not to be recognized as such according to IAS 38 “Intangible Assets”.

-	Use of fair value as deemed cost for an item of property, plant and equipment and investment properties:

Properties and properties under construction were measured in the opening balance sheet as of December 31, 2016 (date of transition) at fair value, determined on the basis of valuations made to such date by an independent valuer who holds a recognized and relevant professional qualification. The Bank chose to use these values as carrying amount at the date of transition. After the date of transition, measurement of items of property, plant and equipment and investment property were made in accordance with IAS 16 “Property, Plant and Equipment” and IAS 40 “Investment Property”, respectively. To such effect, the Bank has chosen the cost model provided for under such standards.

-	Accumulated translation differences:

The Bank decided to consider at zero accumulated currency translation differences as of December

31, 2016 (date of transition), for the foreign subsidiary Macro Bank Limited.

-	Fair value measurement of financial assets at initial recognition:

For the presentation of the carrying amounts at the date of transition, related to the acquisition of loan portfolio, the Bank decided to go for the exemption contemplated in paragraph D of IFRS 1 and recognized prospectively the cost of transactions related to such acquisitions.

-	Borrowing costs:

The Bank decided to apply the transitional provisions of IAS 23 and has capitalized borrowing costs in qualifying assets from December 31, 2016 (date of transition).

The Bank has not used other exemptions or exceptions available under IFRS 1.

•	Obligatory exceptions

-	Estimates

The significant accounting judgments, estimates and assumptions made by the Bank’s Management to determine the amounts according to the IFRS as of December 31, 2016 (date of transition), and as of December 31, 2017, were consistent with those made as of the same dates according to the Central Bank standards and reflect the current conditions as of the respective dates.

-	Non-controlling interests

The total comprehensive income of subsidiaries was attributed to the owners of the parent company and to the non-controlling interests, from December 31, 2016 (date of transition).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Reconciliations required

•	Reconciliation of consolidated equity as of December 31, 2016 (date of transition).

	Previous Central Bank Standards	Adjustments and Reclassifications	IFRS Balance
Total Assets	154,998,960	4,371,635	159,370,595
Total Liabilities	132,893,062	1,299,040	134,192,102
Equity	22,105,898	3,072,595	25,178,493

Balance as of 12/31/2016	Equity attributable to owners
According to previous Central Bank Standards	22,105,898
Adjustments and Reclassifications:
Debt securities and investment in equity instruments	153,970
Loans and other financing	(238,730)
Property, plant and equipment and investment property	4,580,298
Deferred income tax assets and liabilities	(1,321,392)
Other non-financial liabilities	(370,143)
Other adjustments	60,792
Total adjustments and reclassifications	2,864,795
Non-controlling interest	207,800
Total adjustments	3,072,595

Balance as of 12/31/2016 according to Central Bank Communiqué “A” 6114	25,178,493
Equity attributable to parent company	24,970,693
Equity attributable to non-controlling interests	207,800

•	Reconciliation of equity as of December 31, 2017.

	Previous Central Bank Standards	Adjustments and Reclassifications	IFRS Balance
Total Assets	224,242,704	2,096,366	226,339,070
Total Liabilities	181,112,157	(1,508,945)	179,603,212
Equity	43,130,547	3,605,311	46,735,858

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Balance as of 12/31/2017	Equity attributable to owners
According to previous Central Bank Standards	43,130,547
Adjustments and Reclassifications:
Loans and other financing	(291,040)
Property, plant and equipment and investment property	4,565,478
Deferred income tax assets and liabilities	(496,849)
Other non-financial liabilities	(515,769)
Other adjustments	142,649
Total adjustments and reclassifications	3,404,469
Non-controlling interest	208,842
Total adjustments	3,605,311

Balance as of 12/31/2017 according to Central Bank Communiqué “A” 6114	46,735,858
Equity attributable to parent company	46,535,016
Equity attributable to non-controlling interests	200,842

•	Reconciliation of consolidated income and other comprehensive income for the three-month period ended March 31, 2017.

Reconciliation of income as of 03/31/2017	Net income for the period	Other comprehensive income	Comprehensive Income
According to previous Central Bank Standards	1,764,045
Interests income	(12,250)
Administration expenses	91,936
Income Tax	98,100
Other adjustments	80,781
Foreign currency translation differences		(22,526)
Income from financial instruments at fair value through OCI		(2,938)
Total adjustments and reclassifications	258,567	(25,464)
Balance according to Central Bank Communiqué “A” 6114	2,022,612	(25,464)	1,997,148

Explanatory notes to the adjustments on transition to IFRS

This section includes a brief description of the main adjustments on transition to the standards established by Central Bank Communiqué “A” 6114 affecting equity as of December 31, 2016 (date of transition) and as of December 31, 2017, and the consolidated income and other comprehensive income for the three-month period ended March 31, 2017, and which arise from comparing the accounting policies applied by the Bank to the preparation of the Financial statements up to the end of the previous fiscal year ended December 31, 2017 (Central Bank) and the accounting policies applied by the Bank to the preparation of the Financial statements from the fiscal year beginning on January 1, 2018 onwards.

Debt securities

Adjustments in this accounting item arise mainly when the valuation established for each business model into which holdings were classified, differs from the valuation established by the Central Bank standards.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

In addition, the Bank carried out active repo transactions of which, under Central Bank standards, the underlying assets should be recognized as assets of the Bank. Under IFRS, these assets received from third parties do not meet the requirements to be recognized as such.

Furthermore, the Bank received security deposits which, under Central Bank standards, implied recognition of such security within this accounting item against a liability for deposits for the principal plus the agreed upon interest and the quoting difference, which was accounted for in Deposits. According to IFRS 9, these transactions neither imply the recognition of the asset nor the offset in liabilities. In addition, items accrued in favor were reclassified from “Interests expense” to “Expenses for services” within “Commissions related to security transactions”.

Additionally, Debt Securities in Financial Trusts, previously included in Other Receivables for Financial Intermediation, were recognized according to a business model in which the purpose of these holdings is principally to obtain contractual cash flows, and therefore they were measured at amortized cost, using the effective interest method. Under Central Bank standards these instruments were also measured at amortized cost.

Loans and other financing

The Bank’s loan portfolio was generated in a business model structure intended principally to receive contractual cash flows (composed of principal and interest). Under IFRS 9, the loan portfolio shall be measured at amortized cost, measuring it at the beginning at fair value, using the effective interest method, which implies that the commissions charged and the direct incremental costs related to the granting of such financing facilities shall be deferred and recognized over the term of the financing facility.

Under Central Bank standards, interests were accrued on the basis of exponential distribution in the periods in which they were generated and the commissions were charged and the direct costs were recognized at the time they were generated.

Furthermore, loan portfolio acquisitions made by the Bank were measured for in accordance with such IFRS, recognizing such acquired loan portfolios at fair value at the date of acquisition. Under Central Bank standards, these transactions were recognized at their contractual value.

Investments in equity instruments

The contributions to risk funds of Reciprocal Guarantee Companies (RGC) in which the Bank participates, do not meet the financial asset individual test, therefore they are not included in the Bank’s business model and were measured at their fair value through profit or loss.

As to those companies in which the Bank has no control or significant influence, such companies were recognized at the best approximation to the fair value through profit or loss according to IFRS 9. Under Central Bank standards, these approximations were recognized at cost, plus the nominal value of any dividends received on shares.

Non-financial assets

Under IFRS 15 “Revenue from Contracts with Customers”, the Bank included Contract Assets for commissions charged for the subscription to one of the Bank’s customer loyalty programs. In such program, the only performance obligation contemplated in the contract is the one that requires the Bank to contact its customer with a recognized airline. As consideration for this service, the Bank receives a membership fee.

Investments in associates and joint ventures

The Bank holds interests in UTEs (joint ventures), which according to IFRS 11 “Joint Arrangements” are accounted for using the equity method. Under Central Bank standards, the Bank used the proportional consolidation method.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Property, plant and equipment and investment property

For the presentation of the carrying amount to the date of transition the Bank used the exemption contemplated under “Optional exemptions”, which implied using the fair value as cost of acquisition. In order to determine such fair value, the Bank used valuations for all properties.

Since the Bank chose the cost model, the new cost of acquisition according to the IFRSs implied an increase in depreciations.

Additionally, within the item Property, plant and equipment, the Bank capitalized from the date of transition, the financing costs attributable to the construction of the new corporate building, in accordance with IAS 23.

Intangible assets

Under IAS 38, intangible assets shall be measured at cost. Under Central Bank standards, the Bank capitalized certain software costs and other organizational expenses, which according to the above mentioned IAS the Bank should have not recognized as intangible assets and, therefore, were accounted for in profit or loss for the relevant period.

Corporate Bonds

The Bank issued subordinated and unsubordinated Corporate Bonds that, according to IFRS 9, were measured at amortized cost, using the effective interest method, which implied having to account for lesser liabilities the direct placement expenses. Under Central Bank standards, such Corporate Bonds were measured in accordance with the unpaid balance of principal and accrued interest and the expenses were accounted for in profit or loss at the time they were generated.

Assets and liabilities for deferred income tax

According to IAS 12 “Income Tax”, the Bank shall recognize (i) the part of the current tax that is expected to be paid or recovered and (ii) the deferred tax that is the tax the Bank expects to settle or recover of Income Tax, for the accumulated tax losses and the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Under Central Bank standards, the Bank assessed income tax applying the rate in force to the expected taxable profit, without taking into account the effect of differences between the carrying amount and its tax base.

Other non-financial liabilities

According to IFRS 15, the Bank recognized income arising in the course of its ordinary activities so that they represent the transfer of goods or services promised to customers in exchange for an amount that reflects the consideration the Bank expects to have the right to receive in exchange for such goods or services.

In addition, and under IAS 19 “Employee Benefits”, vacations are considered as irrevocable accumulating paid absences and shall be measured at the expected cost of such absences, based on the additional amount that the Bank expects to pay for such paid absences multiplied by the number of days accumulated in favor of the employees and unused at the end of the reporting period. Under Central Bank standards, charges for paid vacations were accounted for at the time the personnel used such benefit, i.e., when vacations were paid.

Capital stock – Stock issuance premium

Under IAS 32 “Financial Instruments: Presentation”, the costs incurred by the Bank with respect to the issuance of capital stock are accounted for as a deduction of the amount of such instrument, provided they are incremental costs directly attributable to such equity transaction, which would have been avoided if such transaction had not taken place. According to Central Bank standards, the Bank recognized such costs in profit or loss.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Foreign currency translation

Under IAS 21 “The Effects of Changes in Foreign Exchange Rates”, the Bank recognized and reclassified foreign exchange translation differences, with respect to the Bank’s interest in a foreign subsidiary. The Bank used the voluntary exemption under paragraph D of IFRS 1 “First-time Adoption of International Financial Reporting Standards” and did not recognize the translation differences accumulated as of the beginning of the date of transition.

Explanation of material adjustments in the Statement of Cash Flows

-	Preparation method: the Bank chooses the Direct Method, except for the presentation of cash flows from operating activities, for which it shall use the indirect method.

-	Cash: (i) it does not include the cash of UTEs, since under IFRS such balances are recognized using the proportional equity method and under Central Bank standards UTEs are recognized using the proportional consolidation method; (ii) the Bank incorporated foreign currency purchase and sale spot transactions previously not included in the Statement of Cash Flows under Central Bank standards.

-	Cash equivalents: issuer must be the National Government or the Central Bank and they must have maturity periods of 90 days or less from the purchase date, whereas under Central Bank standards cash equivalents should meet the following requirements: they should be subject to insignificant risks regarding change of value and have maturity periods of 90 days or less from the purchase date.

New pronouncements

Pursuant to Communiqué “A” 6114 of the Central Bank, as new IFRS are approved and existing IFRS are amended or revoked and, once these changes are approved through Notices of Approval issued by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCA for its Spanish acronym), the Central Bank shall issue a statement on the approval thereof for financial entities. Generally, financial entities shall not apply any IFRS in advance, except specifically authorized at the time of the approval thereof. In this case, the Bank shall adopt IFRS 16 “Leases” when such standard comes effective.

Such standard eliminates the dual accounting method for lessees that distinguishes between finance leases recognized within the Financial statements and operating leases for which future lease payments are not required to be recognized. Instead, it develops a single model, within the balance sheet, which is similar to the present finance lease. As to lessor, the standard maintains the present practice –i.e., lessors keep on classifying leases as finance and operating leases.

This standard is applicable to fiscal years beginning as of January 1, 2019. The Bank does not expect the above described standard to have a material impact on the consolidated Financial Statements.

4.	REPO TRANSACTIONS

In the normal course of business, the Bank arranged repo transactions. According to IFRS 9, assets involved in repurchase and reverse repurchase transactions and received from or delivered to third parties, respectively, do not qualify to be recognized or derecognized, respectively.

As of March 31, 2018, and December 31, 2017 and 2016, the Bank has agreed repurchase and reverse repurchase transactions of government and private securities for 596,528, 4,107,901 and 1,114,758, respectively. Maturity of the agreed transactions as of March 2018 shall occur during the month of April 2018. Furthermore, to the those same dates, the securities delivered to guarantee the reverse repurchase transactions total 10,325, 2,993,719 and 1,201,029, respectively, and are recorded under “Financial assets delivered as guarantee”, while securities received guarantee repurchase transactions total 653,330, 1,591,288 and 19,335, respectively and were recognized outside the balance sheet.

Profits generated by the Bank as a result of its repurchase transactions arranged during the three-month periods ended March 31, 2018 and 2017 total 33,726 and 405,469, respectively, and are accounted for in “Income from interest received”. In addition, losses generated by the Bank as a result of its reverse repurchase transactions arranged during the three-month periods ended March 31, 2018 and 2017 total 30,970 and 19,234, respectively, and were recognized in “Interests expense”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

5.	FINANCIAL ASSETS DELIVERD AS GUARANTEE

As of March 31, 2018, and December 31, 2017 and 2016, the Bank delivered as guarantee the following financial assets:

	Carrying Amount
Description	03/31/2018	12/31/2017	12/31/2016
For transactions with the Central Bank	4,141,476	4,005,730	2,093,960
For equity forward contracts	10,325	2,993,719	1,201,029
For guarantee deposits	577,356	638,903	395,705
Total	4,729,157	7,638,352	3,690,694

The Bank’s Management considers there shall be no losses due to the restrictions on the above listed financial assets.

6.	LOSS ALLOWANCE – ALLOWANCE FOR UNCOLLECTIBILITY RISK OF LOAN AND OTHER FINANCING LOSSES

Changes in allowances for loan losses as of March 31, 2018 are disclosed in Exhibit R “Loss allowance – Allowance for uncolectibility risk” in the accompanying condensed consolidated interim Financial Statements.

The table below presents the Bank’s changes in allowances as of December 31, 2017:

Amount
As of December 31, 2016	1,847,841
Increases	1,961,997
Reversals	1,117,295
Charge-off	19,536
As of December 31, 2017	2,673,007

7.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. Although these transactions are not recognized in the balance sheet, since they imply a possible obligation or liability for the Bank, they expose the Bank to additional credit risk to those recognized in the balance sheet and are, therefore, an integral part of the total risk of the Bank.

As of March 31, 2018 and December 31, 2017 and 2016, the Bank maintains the following contingent transactions:

	03/31/2018	12/31/2017	12/31/2016

Overdraft and unused agreed credits	384,314	255,710	191,007
Guarantees granted	243,913	253,350	287,497
Liabilities for foreign trade transactions	154,661	90,274	163,308
	782,888	599,334	641,812

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy described in Note 41.

8.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs derivative transactions for trading purposes.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

At the beginning, derivatives often imply only a mutual exchange of promises with little or no investment. Nevertheless, these instruments frequently imply high levels of leverage and are quite volatile. A relatively small movement in the value of the underlying asset could have a significant impact in profit or loss. Furthermore, over-the-counter derivatives may expose the Bank to risks related to the absence of an exchange market in which to close an open position. The Bank’s exposure for derivative contracts is monitored on a regular basis as part of its general risk management framework. Information on the Bank’s credit risk management objectives and policies is included in Note 41.

The following tables show the notional values of these instruments, expressed in thousands, in the currency of origin. Notional values indicate the number of pending transactions at year end and are not indicative of either the market risk or the credit risk. Additionally, is presented the fair value of the derivative financial instruments recognized as assets or liabilities in the Balance sheet. Changes in fair values were accounted for in profit or loss, the breakdown of which is disclosed in Exhibit Q “Breakdown of profit or loss”:

	03/31/2018		12/31/2017		12/31/2016
Derivative assets	Notional Value	Fair Value	Notional Value	Fair Value	Notional Value	Fair Value
Foreign currency forward purchase contracts without delivery of underlying asset	2,500	3,437	9,200	6,863
Foreign currency forward sales contract without delivery of underlying asset	11,000	1,095	2,500	800	7,900	9,721
Forward contracts of Government bonds	10,000	30	10,000	565
Total derivatives held for trading	23,500	4,562	21,700	8,228	7,900	9,721

	03/31/2018		12/31/2017		12/31/2016
Derivative liabilities	Notional Value	Fair Value	Notional Value	Fair Value	Notional Value	Fair Value
Foreign currency forward purchase contracts without delivery of underlying asset	19,315	1,833	18,900	7,169
Foreign currency forward sales contract without delivery of underlying asset	16,800	11,823	25,600	15,938
Total derivatives held for trading	36,115	13,656	44,500	23,107

Derivatives held for trading are generally related with products offered by the Bank to its customers. The Bank shall also take positions expecting to benefit from favorable changes in prices, rates or indexes, i.e. take advantage of the high level of leverage of these contracts to obtain high yields, assuming at the same time high market risk. Additionally, they may be held for arbitrage, i.e. to obtain a benefit free of risk for the combination of a derivative product and a portfolio of financial assets, trying to benefit from anomalous situations in the prices of assets in the markets.

The Bank holds Forwards and Futures as derivative financial instruments. These are contractual agreements to buy or sell a specific financial instrument at a given price and a fixed date in the future. Forward contracts are customized contracts traded on an over-the-counter market. Futures contracts, in turn, correspond to transactions for standardized amounts, executed in a regulated market and subject to daily cash margin requirements. The main differences in risks associated with these types of contracts are the credit risk and the liquidity risk. In forward contracts there is counterparty risk, the Bank has credit exposure to counterparties of the agreements. The credit risk related to futures contracts is deemed very low because daily cash margin requirements help to guarantee these contracts are always fulfilled. In addition, forward contracts are generally settled in gross terms and, therefore, they are deemed to have higher settlement risk than futures contract that, except they are chosen to be executed by delivery, are settled on a net base. Both types of contracts expose the Bank to market risk.

9.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or most advantageous market) duly informed and willing to transact in an orderly and current transaction, at the measurement date in the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be an evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level. In conclusion, the fair value may not be indicative of the net realizable value or settlement value.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets for identical assets or liabilities.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

Exhibit P “Categories of Financial Assets and Liabilities” presents the hierarchy in the Bank’s financial asset and liability fair value measurement.

Description of valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each reporting period or fiscal year, as applicable, in active markets for identical assets or liabilities, if representative. At present, for government and private securities, there are two principal markets in which the Bank operates, to wit: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided there are any available, as well as references to the current fair value of other instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this categorization were valued using identical price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. In order to determine the market value of these instruments, the Bank used valuation techniques based on its own assumptions, which are similar to those that would be used by any other market participant. For this approach, the Bank mainly used the cash flow discount model.

As of March 31, 2018, December 31, 2017 and 2016, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

Below is presented the reconciliation between the balances at the beginning and the end of the period of the financial assets and liabilities recognized at fair value, using the valuation techniques based on the Bank’s own assumptions, as of March 31, 2018 and December 31, 2017:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

	Fair values using valuation techniques based on the Bank’s own assumptions (level 3) March 31, 2018
Description	Debt Securities	Other Financial Assets	Investments in Equity Instruments
Balance at the beginning	35,841	161,751	35,774
Transfers to Level 3
Transfers from Level 3
Profit and Loss	6,637	355	4,422
Purchases, sales, issuance and settlement	(3,570)	(70,353)
Balance at end of period	38,908	91,753	40,196

	Fair values using valuation techniques based on the Bank’s own assumptions (level 3) December 31, 2017
Description	Debt Securities	Other Financial Assets	Investments in Equity Instruments
Balance at the beginning	45,834		15,668
Transfers to Level 3
Transfers from Level 3
Profit and Loss	5,661		20,421
Purchases, sales, issuance and settlement	(15,654)	161,751	(315)
Balance at end of period	35,841	161,751	35,774

Instruments measured as level 3, include mainly debt securities and certificate of participation in financial trust, for which, the construction of fair values was obtained based on the Bank’s own assumptions that are not easily observable in the market. The most significant assumption was the placement cutoff rate of such instruments in the market at the end of the period, used to determine the actual value of cash flows.

Any increase (decrease) in these assumptions, considered separately, would derive in a higher or lower fair value.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy, as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of March 31, 2018, December 31, 2017 and 2016, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

Financial assets and liabilities not recognized at fair value

Next follows a description the methods and assumptions used to determine the fair values of financial instruments no recognized at their fair value in the accompanying Financial Statements:

-	Assets with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed-rate financial instruments: The fair value of financial assets was recognized discounting future cash flows at current market rates, for each fiscal year, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits was assessed discounting future cash flows by using market interest rates for deposits with similar maturities to those of the Bank’s portfolio.

Quoted assets and issued quoted liabilities the fair value was determined based on market prices.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

-	Other financial instruments: financial assets and liabilities that are liquid or have short-term maturities were deemed to have a fair value similar to the carrying amount. This assumption also applies to deposits in savings accounts, checking accounts and others.

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of March 31, 2018 and December 31, 2017 and 2016:

	03/31/2018
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial Assets
Cash and deposits in Banks	29,440,799	29,440,799			29,440,799
Repo transactions	587,283	587,283			587,283
Other financial assets	2,641,434	2,641,434			2,641,434
Loans and other financing	147,618,804		156,058	144,422,839	144,578,897
Other debt securities	671,709	688,596		6,575	695,171
Financial assets delivered as guarantee	4,718,832	4,718,832			4,718,832
	185,678,861	38,076,944	156,058	144,429,414	182,662,416

Financial Liabilities
Deposits	149,488,093	75,024,729	74,550,704		149,575,433
Other repo transactions	9,245	9,245			9,245
Other financial liabilities	9,093,898	7,667,136	1,423,151		9,090,287
Financing received from the Central Bank and other financial entities	486,995		489,013		489,013
Issued corporate bonds	4,913,044		4,387,694		4,387,694
Subordinated corporate bonds	8,257,754		8,118,959		8,118,959
	172,249,029	82,701,110	88,969,521		171,670,631

	12/31/2017
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial Assets
Cash and deposits in Banks	35,561,574	35,561,574			35,561,574
Repo transactions	1,419,808	1,419,808			1,419,808
Other financial assets	1,789,433	1,789,433			1,789,433
Loans and other financing	132,658,674		485,347	129,472,430	129,957,777
Other debt securities	937,713	944,876		7,916	952,792
Financial assets delivered as guarantee	4,644,633	4,644,633			4,644,633
	177,011,835	44,360,324	485,347	129,480,346	174,326,017

Financial Liabilities
Deposits	144,129,177	77,959,810	66,265,387		144,225,197
Other repo transactions	2,688,093	2,688,093			2,688,093
Other financial liabilities	10,561,203	9,175,314	1,391,699		10,567,013
Financing received from the Central Bank and other financial entities	1,174,111		1,176,397		1,176,397
Issued corporate bonds	4,712,216		4,432,977		4,432,977
Subordinated corporate bonds	7,565,759		7,710,790		7,710,790
	170.830.559	89.823.217	80.977.250		170.800.467

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

	12/31/2016
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial Assets
Cash and deposits in Banks	35,986,159	35,986,159			35,986,159
Repo transactions	19,124	19,124			19,124
Other financial assets	941,219	941,219			941,219
Loans and other financing	88,390,646		481,628	87,807,196	88,288,824
Other debt securities	855,832	843,708	3,223	11,677	858,608
Financial assets delivered as guarantee	2,489,665	2,489,665			2,489,665
	128,682,645	40,279,875	484,851	87,818,873	128,583,599

	12/31/2016
	Carrying Amount	Level 1	Level 2	Level 3	Fair value
Financial Liabilities
Deposits	111,862,805	58,773,034	53,175,424		111,948,458
Other repo transactions	1,095,634	1,095,634			1,095,634
Other financial liabilities	6,341,674	5,192,168	1,152,196		6,344,364
Financing received from the Central Bank and other financial entities	260,458		259,775		259,775
Issued corporate bonds	1,684,636		1,622,802		1,622,802
Subordinated corporate bonds	6,376,537		5,994,056		5,994,056
	127,621,744	65,060,836	62,204,253		127,265,089

10.	LEASES

The Bank, as lessor, entered into financial lease contracts, under the usual characteristics of this kind of transactions, without there being any issues that may differentiate them in any aspect from those performed in the Argentine financial market in general. The lease contracts in force do not represent significant balances with respect to the total financing granted by the Bank.

The following table shows the reconciliation between the total gross investment of financial leases and the current value of the minimum payments receivables for such leases:

	03/31/2018		12/31/2017		12/31/2016
	Total Investment	Current Value of Minimum Payments	Total Investment	Current Value of Minimum Payments	Total Investment	Current Value of Minimum Payments
Up to 1 year	331,079	237,780	339,397	237,730	235,152	171,648
From 1 to 5 years	390,658	318,723	441,369	356,071	284,518	233,893
More than 5 years			175	172	2,601	2,597
	721,737	556,503	780,941	593,973	522,271	408,138

As of March 31, 2018, and December 31, 2017 and 2016, income for non-accrued interests totaled 165,234, 186,968 and 114,133, respectively.

Additionally, the Bank celebrated commercial contracts for the lease of real property, in which the Bank’s branches operate. Such lease contracts have an average term of 2 to 10 years, and most of them may be extended.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Future minimum payments for these operating lease contracts are as follows:

	03/31/2018	12/31/2017	12/31/2016
Up to 1 year	160,466	163,107	134,520
From 1 to 5 years	194,008	223,383	209,182
More than 5 years			1,228
	354,474	386,490	344,930

11.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

11.1	Associated entities

The Bank holds investments in the following associated entities:

•	Prisma Medios de Pagos SA: the existence of significant influence is evidenced through the analysis of the following elements: (i) none of its shareholders holds more than 20% of the capital stock, due to the corporate structure thereof; (ii) the Bank has a representative on the Board of Directors; (iii) this director is a member of the executive Committee of the associate entity, the latter being the body that performs the relevant activities of the associate entity.

In order to measure this investment, we have used the Financial Statements of Prisma Medios de Pagos SA as of December 31, 2017. Such Financial Statements were adjusted by the associate, in order to be able to measure the investment in accordance with the IFRS. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between January 1, 2018 and March 31, 2018.

•	Macro Warrants SA: the existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, we used accounting information of Macro Warrants SA as of December 31, 2017. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between January 1, 2018 and March 31, 2018.

The following table presents the summarized financial information on the Bank’s investments in the Associates:

•	Prisma Medios de Pago SA

Summarized Balance sheet	03/31/2018	12/31/2017	12/31/2016
Total Assets	16,409,163	14,366,838	9,703,861
Total Liabilities	13,826,145	12,492,991	8,815,774
Net Shareholders’ Equity	2,583,018	1,873,847	888,087
Proportional interest in the entity	7,61%	7,61%	7,61%
Carrying Amount of Investment	196,568	142,600	67,583

•	Macro Warrant SA

Summarized Balance sheet	03/31/2018	12/31/2017	12/31/2016
Total Assets	19,543	19,798	17,110
Total Liabilities	6,126	3,265	3,424
Net Shareholders’ Equity	13,417	16,533	13,686
Proportional Interest in the entity	5%	5%	5%
Carrying Amount of Investment	671	827	684

11.2	Joint Ventures in which the Bank participates

The Bank participates in the following joint ventures, instrumented through Uniones Transitorias de Empresas (UTE):

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

a)	Banco Macro SA – Siemens Itron Business Services SA: on April 1, 1998, the Bank executed an agreement with Siemens Itron Services SA to organize an UTE controlled on a joint basis through a 50% interest, the purpose of which is to facilitate a data processing center for the tax administration, to modernize the systems and tax collection processes of the Province of Salta and manage and recover municipal taxes and fees.

b)	Banco Macro SA – Gestiva SA: on May 4, 2010 and August 15, 2012, the Bank executed with Gestiva SA the UTE agreement to form “Banco Macro SA – Gestiva SA – Unión Transitoria de Empresas”, under joint control, the purpose of which relates to rendering the integral processing and management services of the tax system of the Province of Misiones, the management thereof and tax collection services. The Bank holds a 5% interest in this UTE.

•	Unitron Business Servicies SA

Summarized Balance sheet	03/31/2018	12/31/2017	12/31/2016
Total Assets	229,210	195,826	133,188
Total Liabilities	60,255	54,646	30,362
Net Shareholders’ Equity	168,955	141,180	102,826
Proportional interest in the entity	50%	50%	50%
Carrying Amount of Investment	84,478	70,590	51,413

•	Gestiva SA

Summarized Balance sheet	03/31/2018	12/31/2017	12/31/2016
Total Assets	146,132	116,885	107,376
Total Liabilities	20,492	18,319	15,616
Net Shareholders’ Equity	125,640	98,566	91,760
Proportional interest in the entity	5%	5%	5%
Carrying Amount of Investment	6,282	4,928	4,588

For additional information on investments on joint ventures, see Exhibit E “Detailed information on interests in other companies”, within the Condensed separate interim financial statements.

12.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the Senior Management member of the Risk Management Committee, Asset and Liability Committee and the Senior Credit Committee.

As of March 31, 2018 and December 31, 2017 and 2016, there is a total amount of 449,114, 363,543 and 305,417, respectively, as unpaid financial assistance granted by the Bank to its associates and related parties and deposits of its associates and related parties of 2,077,127, 2,796,027 and 2,337,840, respectively:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

	Subsidiaries(1)		Associates and other related parties
	Maximum balances as of 03/31/2018	Balance as of 03/31/2018	Maximum balances as of 03/31/2018	Balance as of 03/31/2018
Documents			203,035	201,963
Overdraft			42,157	16,952
Credit cards	274	263	43,985	37,781
Leases	6,630	6,630	2,041	2,002
Personal loans			848	848
Mortgage loans			14,295	14,243
Other loans	752,199	752,199	156,361	153,757
Guarantees granted	443	443	21,825	21,568
Total assistance	759,546	759,535	484,547	449,114
Deposits		181,370		2,077,127

	Subsidiaries(1)		Associates and other related parties
	Maximum balances as of 12/31/2017	Balance as of 12/31/2017	Maximum balances as of 12/31/2017	Balance as of 12/31/2017
Documents			147,763	147,733
Overdraft			25,301	7,831
Credit cards	397	389	35,203	35,203
Leases	6,973	6,973	2,204	2,157
Personal loans			786	785
Mortgage loans			14,015	13,968
Other loans	1,202,336	952,148	390,893	140,449
Guarantees granted	443	443	15,462	15,417
Total assistance	1,210,149	959,953	631,627	363,543
Deposits		108,606		2,796,027

	Subsidiaries(1)		Associates and other related parties
	Maximum balances as of 12/31/2016	Balance as of 12/31/2016	Maximum balances as of 12/31/2016	Balance as of 12/31/2016
Documents			103,927	103,336
Overdraft			17,804	7,459
Credit cards	191	191	22,057	19,573
Leases	8,036	8,036	1,189	1,168
Personal loans			1,388	1,362
Mortgage loans			10,862	10,858
Other loans	300,187		475,957	161,287
Guarantees granted	885	885	374	374
Total assistance	309,299	9,112	633,558	305,417
Deposits		134,911		2,337,840

(1)	These transactions are eliminated during the consolidation process.

Transactions generated by the Bank with its subsidiaries and other related parties to it for transactions arranged within the scope of the usual and ordinary course of business, were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

As of March 31, 2018, December 31, 2017 and 2016, the income from loan transactions totaled 7,114, 54,157 and 12,617, respectively, while expense generated from deposit transactions totaled 15,798, 163,814 and 141,184, respectively.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Total remunerations received as salary and bonus by the key management personnel as of March 31, 2018 and December 31, 2017 and 2016, totaled 23,019, 79,905 and 41,592 respectively.

In addition, fees received by the Directors as of March 31, 2018 and December 31, 2017 and 2016 amounted to 140,708, 468,623 and 243,704 respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

	03/31/2018	12/31/2017	12/31/2016
Board of Directors	22	22	21
SeniorManagement members of the key management personnel	15	14	14
	37	36	35

13.	PROPERTY, PLANT AND EQUIPMENT

This accounting item includes all tangible assets owned by the Bank and used for its specific business.

Changes in these assets as of March 31, 2018 and December 31, 2017 are disclosed in Exhibit F “Changes in Property, Plant and Equipment”.

In addition, as of December 31, 2016 and as a result of applying the deemed cost to the Bank´s real properties, the balance of such assets amounts to 6,874,656.

14.	INVESTMENT PROPERTY

Changes in these assets as of March 31, 2018 and December 31, 2017 are disclosed in Exhibit F “Changes in Property, Plant and Equipment”.

In addition, as of December 31, 2016 and as a result of applying the deemed cost to the Bank´s real properties, the balance of such assets amounts to 1,754,087.

15.	INTANGIBLE ASSETS

Changes in these assets as of March 31, 2018 and December 31, 2017 are disclosed in Exhibit G “Changes in Intangible Assets”. As of December 31, 2016, the balance of such assets amounts to 656,178.

16.	BORROWING COSTS

The Bank capitalizes borrowing costs attributable to the construction of the new corporate building.

As of March 31, 2018 and December 31, 2017, borrowing costs eligible for capitalization of the expenditures on such qualifying asset to such dates total 37,063 and 30,587, respectively. The weight average capitalization rate was 10.46%.

17.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which in case it occurs, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions during the three-month period ended March 31, 2018.

The expected terms to settle these obligations are as follows:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

	03/31/2018
	Within 12 months	Beyond 12 months	03/31/2018	12/31/2017	12/31/2016
For administrative, disciplinary and criminal penalties		718	718	718	9,110
Others	340,319	393,595	733,914	694,201	325,897
	340,319	394,313	734,632	694,919	335,007

In the opinion of the Management of the Bank and its legal advisors, there are no other significant effects than those disclosed in the accompanying Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

18.	EMPLOYEE BENEFITS PAYABLE

The table below presents the amounts of employee benefits payable as of March 31, 2018 and December 31, 2017 and 2016:

Short-term employee benefits	03/31/2018	12/31/2017	12/31/2016
Salaries, gratifications and social security contributions	477,610	710,091	431,657
Vacation accrual	367,833	548,275	439,793
Thirteenth salary provision	133,128
Total short-term employee benefits	978,571	1,258,366	871,450

The Bank has not long-term employee benefits or post-employment benefits as of March 31, 2018 and December 31, 2017 and 2016.

19.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of the balance of financial asset and liabilities the Bank expects to recover and settle as of March 31, 2018 and December 31, 2017 and 2016:

03/31/2018	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in Banks		29,440,799				29,440,799
Debt securities at fair value through profit or loss	992	38,919	16,929	4,476	15,623	75,947	31,654	496,602	528,256
Derivative instruments		633	492	3,437		4,562
Repo transactions		587,283				587,283
Other financial assets	1,305,346	1,378,517	7,396	102,459	201,149	1,689,521	8,173	51,920	60,093
Loans and other financing	82,996	43,685,678	16,093,124	13,574,063	14,547,098	87,899,963	19,411,394	40,224,451	59,635,845
Other debt securities		14,543,825	18,716,283	949,561	6,575	34,216,244	51,016	478,423	529,439
Financial assets delivered as guarantee	4,718,832				10,325	10,325
Investment in equity instruments	110,231
Total assets	6,218,397	89,675,654	34,834,224	14,633,996	14,780,770	153,924,644	19,502,237	41,251,396	60,753,633

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

03/31/2018	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Liabilities
Deposits		123,836,897	22,325,557	2,210,588	1,021,543	149,394,585	87,305	6,203	93,508
Liabilities at fair value to profit or loss		12,755				12,755
Derivative instruments		13,656				13,656
Repo transactions		9,245				9,245
Other financial liabilities		8,892,230	23,943	7,404	11,999	8,935,576	19,748	138,574	158,322
Financing received from Central Bank and other financial entities		21,154	274,609	7,599	21,184	324,546	45,860	116,589	162,449
Issued corporate bonds			292,474			292,474		4,620,570	4,620,570
Subordinated corporate bonds			200,434			200,434		8,057,320	8,057,320
Total Liabilities		132,785,937	23,117,017	2,225,591	1,054,726	159,183,271	152,913	12,939,256	13,092,169

12/31/2017	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in Banks		35,561,574
Debt securities at fair value through profit or loss		138,068	947,960
Derivative instruments		8,228
Repo transactions		1,419,808
Other financial assets		1,269,085	1,003,594
Loans and other financing		73,767,208	58,891,466
Other debt securities		34,704,765
Financial assets delivered as guarantee	4,644,633	2,993,719
Investment in equity instruments	282,659
Total Assets	4,927,292	149,861,455	60,843,020

Liabilities
Deposits		143,567,831	561,346
Liabilities at fair value to profit or loss		6,450
Derivative instruments		23,107
Repo transactions		2,688,093
Other financial liabilities		10,372,665	188,538
Financing received from Central Bank and other financial entities		1,087,979	86,132
Issued corporate bonds		118,356	4,593,860
Subordinated corporate bonds		80,004	7,485,755
Total Liabilities		157,944,485	12,915,631

12/31/2016	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in Banks		35,986,159
Debt securities at fair value through profit or loss		42,269	290,212
Derivative instruments		9,721
Repo transactions		19,124
Other financial assets		1,098,092	7,421
Loans and other financing		53,059,987	35,330,659
Other debt securities		20,395,499
Financial assets delivered as guarantee	2,489,700	1,200,994
Investment in equity instruments	406,868
Total Assets	2,896,568	111,811,845	35,628,292

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

12/31/2016	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits		111,555,317	307,488
Liabilities at fair value to profit or loss
Derivative instruments
Repo transactions		1,095,634
Other financial liabilities		6,227,348	114,326
Financing received from Central Bank and other financial entities		193,845	66,613
Issued corporate bonds		1,684,636
Subordinated corporate bonds		67,429	6,309,108
Total Liabilities		120,824,209	6,797,535

20.	DISCLOSURES BY OPERATING SEGMENT

For management purposes the Bank’s Management has determined that it has only one operating segment related to banking business. In this sense, the Bank supervises the operating segment results for the period, in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured in a consistent basis with the profit or loss in the financial statements.

21.	INCOME TAX

This tax shall be recognized following the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the carrying amount of an asset or liability and its tax base, and its subsequent recognition in profit or loss for the fiscal year in which the reversal of such differences occurs, considering as well the possibility of using tax losses in the future.

Deferred tax assets and deferred tax liabilities in the Balance sheet are as follows:

	03/31/2018	12/31/2017	12/31/2016
Deferred tax assets
Debt securities	6,988	4,982
Loans and other financing	959,147	834,029	437,724
Other financial assets	11,957	13,166	7,518
Allowances for contingencies	227,779	208,475	117,252
Provisions and employee benefits	137,680	181,834	157,704
Total deferred tax assets	1,343,551	1,242,486	720,198

Deferred tax liabilities
Property, plant and equipment	1,187,578	1,191,529	1,614,419
Intangible assets	260,496	245,326	222,185
Investment in associates and joint ventures	121,253	167,918	84,333
Other financial and non-financial liabilities	98,770	106,800	120,654
Total deferred tax liabilities	1,668,097	1,711,573	2,041,591
Net deferred tax liabilities	324,546	469,087	1,321,393

Changes in net deferred tax liabilities as of March 31, 2018 and December 31, 2017 are summarized as follows:

	03/31/2018	12/31/2017
Net deferred tax liabilities at beginning of year	469,087	1,321,393
Profit for deferred taxes recognized in total comprehensive income (*)	144,541	852,306
Net deferred tax liabilities at period /fiscal year end	324,546	469,087

(*)	For changes in fiscal year 2017, the Bank included the effect of the rate change, under the tax reform described in Note 3.13.a) to the accompanying condensed consolidated interim Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

The income tax recognized in the Statement of Income and in the Statement of Other Comprehensive Income differs from the income tax to be recognized if all income were subject to the current tax rate.

The table below shows a reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the carrying amount of profit:

	03/31/2018	03/31/2017
Carrying amount of profit before income tax	5,189,350	3,139,173
Applicable income tax rate	30%	35%
Income tax on carrying amount of profit	1,556,805	1,098,711
Net permanent differences and other tax effects	68,008	(2,483)
Total income tax	1,624,813	1,096,228

As of March 31, 2018 and 2017, the effective income tax rate is 31.3% and 34.9%, respectively.

In the Condensed consolidated interim financial statements, tax assets (current and deferred) of an entity of the Group shall not be offset with the tax liabilities (current and deferred) of other entity of the Group because they correspond to income tax applicable to different taxable subjects and also they are not legally entitled before the tax authority to pay or receive only one amount to settle the net position.

22.	COMMISSIONS INCOME

Description	03/31/2018	03/31/2017
Performance obligations satisfied in one act (1)	1,830,661	1,336,901
Performance obligations satisfied over certain time period	4,838	88,145
	1,835,499	1,425,046

(1)	Includes mainly account maintenance fees, agreements and credit card commissions.

23.	DIFFERENCE IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Description	03/31/2018	03/31/2017
Translation of foreign currency assets and liabilities to pesos	20,993	68,802
Income from foreign currency Exchange	129,599	113,266
	150,592	182,068

24.	OTHER OPERATING INCOME

Description	03/31/2018	03/31/2017
Services	1,012,905	923,042
Sale of investment property and other non-financial assets	109,921
Other adjustments and interest from other receivables	39,914	10,580
Initial recognition of loans	22,780
Sale of property, plant and equipment	719	567
Other	117,792	129,194
	1,304,031	1,063,383

25.	EMPLOYEE BENEFITS

Description	03/31/2018	03/31/2017
Remunerations	1,515,401	1,304,435
Social Security Contributions	292,785	259,344
Compensations and bonuses to employees	158,466	111,041
Employee services	51,094	45,595
	2,017,746	1,720,415

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

26.	ADMINISTRATION EXPENSES

Description	03/31/2018	03/31/2017
Taxes	226,188	161,752
Maintenance, conservation and repair expenses	166,271	121,834
Fees to Directors and Syndics	162,489	86,724
Security services	147,297	121,951
Electricity and communications	115,424	81,135
Other fees	105,083	75,610
Leases	64,179	51,900
Advertising and publicity	32,252	43,485
Representation, travel and transportation expenses	22,837	16,912
Stationary and office supplies	12,876	10,259
Insurance	10,686	10,947
Hired administrative services	3,516	5,874
Other	332,912	225,080
	1,402,010	1,013,463

27.	OTHER OPERATING EXPENSES

Description	03/31/2018	03/31/2017
Gross turnover tax	1,155,937	718,577
Charges for other provisions	165,825	69,842
Deposit Guarantee Fund contributions	63,954	101,908
Donations	22,937	22,198
Insurance claims	10,392	4,949
Initial loan recognition		7,016
Late charges and charges payable to Central Bank	42	18
Other	610,076	484,300
	2,029,163	1,408,808

28.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of Cash Flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the Statement of Cash Flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of Cash Flows the Bank considered the following:

-	Operating activities: are the normal revenue-producing activities of the Bank as well as other activities that cannot be qualified as investing or financing activities.

-	Investing activities: are the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: are activities that result in changes in the size and composition of the Shareholders equity and liabilities of the Bank and that are not part of the operating or investing activities.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Balance sheet:

	03/31/2018	12/31/2017	03/31/2017	12/31/2016
Cash and deposits in banks	29,440,799	35,561,574	28,931,872	35,986,159
Debt securities at fair value		44	124,281	9,585
Other debt securities	14,699,992	5,548,056	1,029,476	16,074,409
Loans and other financing	100,716	93,871	76,909
	44,241,507	41,203,545	30,162,538	52,070,153

29.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of March 31, 2018, amounted to 669,663. Since December 31, 2014, the Bank’s capital stock has changed as follows:

As of December 31, 2014	594,563
Capital stock decrease as provided by Art, 67 of Law No, 26,831 (1)	(10,000)
Capital stock increase as approved by Shareholders´ Meeting held on April 28, 2017 (2)	85,100
As of March 31, 2018	669,663

(1)	Related to capital stock decrease resulting from the lapse of three years from acquisition from September through December 2011, involving 10,000,000 own registered Class B shares of common stock for a total amount of 92,919. These shares have not been sold and the shareholders’ meeting has issued no resolution as to the application thereof. On June 25, 2015, the capital stock decrease was registered in the Public Registry of Commerce.

(2)	Related to capital stock increase arising from i) the issue of 74,000,000 new, common, registered, Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares, outstanding upon issuance, formalized on June 19, 2017 and (ii) additionally, as established by the abovementioned Meeting, the international underwriters exercised the option to oversubscribed 15% of the capital stock which was formalized on July 13, 2017 through the issuance of 11,099,993 new, common, registered, Class “B” shares each one entitled to one vote and with a face value of Ps.1. On August 14, 2017, such capital increases were registered with the Public Registry of Commerce.

The public offering of the new shares was authorized by CNV Resolution No. 18,716 dated on May 24, 2017 and by the BCBA on May 26, 2017. As required by CNV regulations, it is advised that the funds arising from the public subscription of shares shall be used to finance its general business operations, to increase its borrowing capacity and leverage the potential acquisitions opportunities in the Argentine financial system.

As of the date of issuance of these Condensed interim consolidated financial statements, the capital increase up to 74,000,000 new shares was fully subscribed and paid-in and registered on the public registry of commerce. The capital increase up to 11,099,993 new shares was fully subscribed, paid-in and registered on the public registry of commerce.

Additionally, on May 10, the Board of Directors of Banco Macro SA, has established the terms and conditions for the acquisition of its own shares, in accordance with section 64 of Law 26,831 and CNV rules, under the following conditions:

(1)	Maximum amount to invest: up to 4,500,000

(2)	Maximum number of shares for own acquisition: up to 4.5% of the capital stock

(3)	Maximum price to pay for shares: up to Ps. 158 per share

(4)	Terms in which the acquisition will take place: 40 business days in the República Argentina, beginning from the following day in which the information is published in the Bulletin of the Buenos Aires Stock Exchange, subject to renewal or extension of the term, which will be informed to investors

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

For further information about the composition of the Bank’s capital stock, see exhibit K “Composition of capital stock” to the condensed separate interim Financial Statements.

30.	EARNINGS PER SHARE

Basic earnings per share were calculated by dividing net profit attributable to ordinary equity holders of the Bank by the weighted average number of ordinary shares outstanding during the period.

To determine the weighted average number of ordinary shares outstanding during the period the Bank used the number of ordinary shares outstanding at the beginning of the period adjusted, if applicable, by the number of ordinary shares bought back or issued during the period multiplied by the number of days that the shares were outstanding in the period. Note 29 provides a detail of the changes in the Bank’s capital stock.

The calculation of basic earnings per share is disclosed in the table of Earnings per share included in the consolidated Statement of Income.

Dividends paid and proposed

Cash dividends paid during the fiscal years 2017 and 2016 to the shareholders of the Bank amount to 701,476 and 596,254, respectively, which considering the number of shares outstanding to the date of effective payment represented 1.20 and 1.10 pesos per share, respectively.

The Shareholders’ Meeting held on April 27, 2018 resolved to distribute cash dividends for 3,348,315, which considering the number of shares outstanding at the date of such resolution, represented 5 pesos per share.

31.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Act. The above mentioned legislation also provided for the organization of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was organized in August 1995.

Banco Macro SA holds an 8.4020% interest in the capital stock of Sedesa according to the percentages disclosed by Central Bank Communiqué “B” 11681 on March 20, 2018.

According to the above mentioned law and decree, all deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, fixed-term deposits or other forms of deposit that the Central Bank may determine from time to time shall be subject to the above described Deposit Guaratee Insurance System, up to the amount of 450 and that meet the requirements provided for in the Decree 540/1995 and other requirements that the regulatory Authority may from time to time determine. On the other hand, the Central Bank provided for the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and security deposits.

32.	RESTRICTED ASSETS

As of March 31, 2018 and December 31, 2017, the followings Bank´s assets are restricted:

Item	03/31/2018	12/31/2017
Debt securities at fair value through profit or loss and other debt securities
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 used as security in favor of Sedesa (1).	116,908	117,454
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing the regional economies Competitiveness Program – BID loan No. 3174/OC-AR.	104,640	98,541
• Central Bank of Argentina Internal Bills in pesos, maturity 06-21-2018 as of March 31, 2018 and maturing 02-21-2018 as of December 31, 2017, for the performance of forward foreign currency transactions.	48,029	53,059

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Item (contd.)	03/31/2018	12/31/2017
Debt securities at fair value through profit or loss and other debt securities (contd.)
• Discount bonds in pesos regulated by Argentinian legislation, maturing 2033, for minimum counterpart required for Agents to act in the new categories contemplated under Resolution No. 622/13 of the CNV.	13,952	13,139
• Central Bank of Argentina Internal Bills in pesos, maturing 06-21-2018 as of March 31, 2018 and maturity 02-21-2018 as of December 31, 2017, securing the operation through negotiation secured transaction Segment as the main counterparty of the MAE.	9,467	9,647
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing a BID loan of Province of San Juan No. 2763/OC-AR.	9,418	8,869
• Discount bonds in pesos regulated by Argentinian legislation, maturing 2033 securing the sectorial Credit Program of the Province of San Juan. Production investment financing fund.	9,243	8,704
• Secured bonds under Presidential Decree No. 1579/2002 as security for a loan received from Banco de Inversión y Comercio Exterior SA (Bice).		4,270
• Other public and private securities.	25,531	24,160
Subtotal debt securities at fair value through profit or loss and other debt securities	337,188	337,843

Other financial assets
• Sundry debtors – foreclosure within the scope of the claim filed by the DGR against the City of Buenos Aires for differences on gross turnover tax.	827	827
Subtotal Other financial assets	827	827

Loans and other financing – non-financial private sector and foreign residents

• Interests derived from contributions made as protector (2)	114,332	110,848
Subtotal loans and other financing – non-financial private sector and foreign residents	114,332	110,848

Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities.	4,141,476	4,005,730
• Guarantee deposits related to credit and debit card transactions.	564,319	623,491
• Other guarantee deposits	11,120	13,662
Subtotal Financial assets delivered as a guarantee	4,716,735	4,642,883

Other non financial assets

• Real property related to a call option sold	115,888	222,023
Subtotal Other non-financial assets	115,888	222,023
Total	5,285,150	5,316,754

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made. The same correspond to the following risk funds: Risk fund of Garantizar SGR and Risk fund of Los Grobo SGR as of March 31, 2018 and December 31, 2017 and Risk fund of Intergarantías SGR and Risk fund of Avaluar SGR as of December 31, 2017.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Additionally, as of December 31, 2016, the amount of restricted assets was 2,987,809.

33.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank, are disclosed below:

33.1	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Consubond, Garbarino, Accicom, Secubono, Mila, Credicuotas Consumo, Credimas, Pvcred, Naldo Lombardi and Agrocap 1). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

As of March 31, 2018 and December 31, 2017 and 2016, debt securities and certificates of participation in financial trusts administrated by the Bank for investment purpose, total to 1,047,643, 1,011,828 and 730,672, respectively.

According to the latest accounting information available as of the date of issuance of these condensed consolidated interim financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

33.2	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds that were originally used to finance the loans are obtained earlier.

As of March 31, 2018 and December 31, 2017 and 2016, considering the latest available accounting information as of the date of the accompanying condensed consolidated interim financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 69,806, 116,697 and 59,128, respectively.

33.3	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of March 31, 2018 and December 31, 2017 and 2016, considering the latest available accounting information as of the date of the accompanying condensed consolidated interim financial statements, the assets managed by the Bank amounted to 325,089, 328,268 and 451,569, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

33.4	Trusts in which the Bank acts as trustee (management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of March 31, 2018 and December 31, 2017 and 2016, considering the latest available accounting information as of the accompanying condensed consolidated interim financial statements, the assets managed by the Bank amounted to 3,212,642, 2,200,840 and 2,117,959, respectively.

34.	COMPLIANCE WITH CNV STANDARDS

34.1	Compliance with CNV standards to act in the different agent categories defined by the CNV:

34.1.1	Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV General Resolution No. 622, the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI for their acronyms in Spanish language), comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish language), financial trustee Agent (FF for its acronym in Spanish language ) and Guarantee Entity (in the process of being registered).

Additionally, the Bank’s shareholders’ equity exceeds the minimum amount required by this regulation, amounting to 32,000, as well as the minimum counterpart required of 11,000, which the Bank paid-in with government securities as described in Note 32 to the accompanying condensed consolidated interim Financial Statements.

34.1.2	Operations of Banco del Tucumán SA

Considering Banco del Tucumán SA’s current operations, and according to the different categories of agents established by CNV General Resolution No. 622, the Bank is registered with this agency under the following agent categories: mutual investment funds placement and distribution agent (ACyD FCI), financial trustee agent (FF) and clearing and settlement agent and trading agent (ALyC and AN – Individual).

Additionally, the shareholders’ equity of this Subsidiary exceeds the minimum amount required by this regulation, amounting to 7,875, as well as the minimum counterpart required of 4,750, which the subsidiary paid-in with government securities.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

34.1.3	Operations of Macro Securities SA

Considering the current operations of this Subsidiary, and according to the provisions established by CNV effective as of the approval of the General Resolution No. 622/2013 issued by such agency, the Company is registered with this agency CNV under the following categories: clearing and settlement agent, trading agent, comprehensive trading agent and mutual investment funds placement and distribution agent (ALyC, AN, AN – comprehensive and ACyD FCI).

Additionally, the shareholders’ equity of this Company exceeds the minimum amount required by this regulation, amounting to 15,125, as well as the minimum counterpart required of 7,500, which the Company paid-in with mutual fund units or shares.

34.1.4	Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this Subsidiary, and according to the provisions established by CNV effective as of the approval of the General Resolution No. 622/2013 issued by such agency, the Company is registered with the CNV as agent for the Administration of Collective Investment Products of Mutual Funds.

Additionally, the shareholders’ equity of this Company exceeds the minimum amount required by this regulation, amounting to 500 plus 100 per each additional Mutual Fund it administers, which the Company paid-in with mutual fund units or shares.

34.1.5	Operations of Macro Fiducia SA

Considering the current operations of this Subsidiary, and according to the provisions established by CNV effective as of the approval of the General Resolution 622/2013 issued by such agency, the Company is registered with the CNV as Financial Trustee agent and Non-Financial Trustee agent.

Additionally, the shareholders’ equity of this Company exceeds the minimum amount required by this regulation, amounting to 6,000, which the Company paid-in with mutual fund units or shares.

34.2	Documents in custody

As a general policy, the Bank delivers for custody to third parties, the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end, except for the Inventory Book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended through December 31, 2015 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2017, included, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51.200, Pilar, Province of Buenos Aires).

34.3	As depositary of Mutual Funds

As of March 31, 2018 Banco Macro SA, in its capacity as Depositary Company, holds in custody the shares in Mutual Funds subscribed by third parties and assets from the following mutual funds:

Fund	Number of Shares	Equity
Pionero Pesos	550,190,545	2,027,439
Pionero Renta Ahorro	2,872,432,643	20,241,369
Pionero FF	188,163,538	1,065,428
Pionero Renta	19,467,389	307,679
Pionero Acciones	24,753,556	571,869
Pionero Renta Plus	85,628,416	1,431,574
Pionero Empresas FCI Abierto PYMES	183,657,457	464,625
Pionero Pesos Plus	130,481,867	291,489
Pionero Renta Ahorro Plus	759,950,863	1,254,828

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Fund (contd.)	Number of Shares	Equity
Pionero Renta Mixta I	157,800,446	218,378
Pionero Renta Mixta II	1,056,654,775	1,495,854
Pionero Ahorro Dólares	379,898,161	7,979,056
Pionero Renta Global – Clase B	50,000	1,007
Pionero Renta Fija Dólares	61,253,158	1,301,341
Argenfunds Renta Pesos	505,847,955	1,180,896
Argenfunds Renta Argentina	90,534,989	216,931
Argenfunds Ahorro Pesos	401,094,991	1,468,910
Argenfunds Renta Privada FCI	168,428,437	560,219
Argenfunds Abierto Pymes	92,956,744	76,049
Argenfunds Renta Total	948,866,464	1,318,883
Argenfunds Renta Flexible	286,053,076	396,041
Argenfunds Renta Dinámica	78,693	104
Argenfunds Renta Mixta	44,326,539	61,042
Argenfunds Renta Global	184,990,624	252,272
Argenfunds Renta Capital	7,486,483	156,688
Argenfunds Renta Balanceada	264,892,776	351,739
Argenfunds Renta Crecimiento	5,341,028	113,194

35.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for March 2018 are listed below, indicating the balances as of month-end of the related items:

Description	Banco Macro SA	Banco del Tucumán SA
Cash and deposits in banks
Amounts in Central Bank accounts	17,981,678	1,909,982
Financial assets delivered as guatantee
Special guarantee accounts with the Central bank	3,850,411	291,065
Total	21,832,089	2,201,047

36.	PENALTIES APPLIED TO THE FINANCIAL ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE CENTRAL BANK

The Central Bank Communiqué “A” 5689 requires banks to disclose in their financial statements certain information regarding summaries and sanctions received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each cause.

Next follows a description of the situation of Banco Macro SA and Banco del Tucumán SA as of March 31, 2018:

Banco Macro SA

Summary proceedings filed by the Central Bank

Criminal foreign exchange regime summary proceedings: No. 6545 dated 09/03/2015.

Reason: Alleged breach of article No. 1 subsections e) and f) of the CFEL and the Central Bank Communiqué “A” 5264, as amended and supplemented, for foreign exchange transactions with a customer without the documentation to support the genuineness of the transaction.

Proceeding filed against: Banco Macro S.A and the officer responsible for Foreign Trade and Foreign Exchange (Susana Lerman, José Luis Vejo, Jorge Francisco Scarinci and Horacio Ricardo Javier Sistac, Carlos Daniel Gomez and Oscar Luis Romero).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Status: On 11/11/2015 Banco Macro SA and the individuals accused under the summary proceedings filed their defenses offering evidence and requesting their acquittal. Furthermore, through resolution dated 05/23/2016, the Central Bank decided to dismiss the motion to declare the criminal action no longer enforceable under the statute of limitations filed by Banco Macro SA and the above mentioned individuals. On 05/31/2016 the Bank filed a motion for annulment with a supplementary appeal. On 07/11/2016 the Central bank decided to dismiss such motion for annulment. Against such decision, the Bank filed a motion on 07/15/2016 reserving the right to re-edit the motion to declare the criminal action no longer enforceable under the statute of limitations before the relevant competent National Court of First Instance in Criminal Economic Matters under the situation provided for in section 9 of the CFEL. On 08/09/2016 the Bank filed its memorial due to the closing of the evidentiary stage and on 08/18/2016, filed a motion requesting the retroactive application of the more benign foreign exchange rule. On 04/12/2018 the Bank was served notice of the decision of the Central Bank which, based on the application of the more benign foreign exchange rule, declared its accusation against the individuals involved in the summary proceedings null and void and therefore ordered the closing of the proceedings.

Financial Summary proceedings: No. 1496 dated 02/24/2016.

Reason: deficiencies on the consolidated supervision exercised by the Bank regarding its subsidiaries, with non-compliance of internal controls.

Proceeding filed against: Banco Macro SA and the Members of the Board of Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: pending resolution before the Central Bank. On 04/07/2016, we filed the defenses and evidence. On 05/18/2016 we requested on behalf of the accused Delfin Jorge Ezequiel Carballo the resolution of the motion for lack of standing to be sued. To date this motion is still pending resolution.

Penalties imposed by the Central Bank

Financial Summary proceedings: No. 1380 dated 03/11/2013.

Reason: Alleged excess in the assets used for guarantee purposes which should have been used for related statutory operation ratios; failure to fulfill with the limitations of deposit increase, lack of veracity in book records, neglect to present the corresponding accounting disclosure of such excess and failures according to Central Bank’s requirements. Penalty amount: 2,000.

Proceeding filed against: former Banco Privado de Inversiones SA, Directors, Supervisory Committee and Corporate Services Manager (Alejandro Manuel Estrada, Raúl Fernandez, Alejandro Carlos Estrada, Eduardo Guillermo Castro, Jorge Norberto Cerrotta, Armando Rogelio Pomar, Carlos Soulé and Baruki Luis Alberto Gonzalez).

Status: On 06/12/2015 the Central Bank passed Judgment No. 527, imposing fines to those responsible. On 06/25/2015 the fine was paid. On 07/10/2015 a direct appeal was filed against such resolution to CNACAF (Court of Appeals in Contentious Administrative Matters). On December 2015, the penalty amount was recovered by the Bank as a result of the guarantee provided by the sellers at the moment of acquisition of the shares of former BPI SA. On September 2015, the appeals were filed with Courtroom II, under case No. 48607/2015 of CNACAF. On 05/10/2016, Courtroom II decided to confirm the penalties imposed by the Central Bank. Upon such decision, the Bank filed an extraordinary appeal that was dismissed by the Courtroom II of the CNACAF on 08/02/2016. On 08/16/2016 a motion for reconsideration of dismissal of appeal was lodged on behalf of the Bank and of Mr. Carlos Soulé before the Argentine Supreme Court of Justice (CSJN) upon rejection of the federal extraordinary appeal, which is still pending to date.

Financial Summary proceedings: No. 1401 dated 08/14/2013.

Reason: alleged failure in financing to the non-financial public sector, for temporary overdrafts through checking accounts of the Municipality of Córdoba and Reconquista. Penalty amount: 2,400.

Proceeding filed against: Banco Macro SA and the members of the Board (Jorge Horacio Brito, Jorge Pablo Brito and Marcos Brito).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Status: On 03/02/2015 the Central Bank passed Resolution No. 183/15 imposing fines to the Bank, which were debited from the Bank´s account 00285 on 03/12/2015. On 03/30/2015 a direct appeal was filed with the CNACAF against such resolution. On April 2015 the appeal was presented at Courtroom IV of the CNACAF under No. 19,971/2015. On 06/23/2015 the Court informed the Central Bank about the appeal lodged by Banco Macro. On 07/13/2016 Courtroom IV of the CNACAF sustained the appeal filed by the Bank and annulled the decision imposing the fines to the Bank. The Central Bank filed an extraordinary appeal, which was answered by the Bank on 08/29/2016. On 09/06/2016 Courtroom IV of the CNACAF dismissed Central Bank’s extraordinary appeal. On 09/14/2016 the Central Bank lodged a motion for reconsideration of dismissal of the extraordinary appeal with the CSJN (Argentine Supreme Court of Justice), which is still pending resolution.

Penalties imposed by the Financial Information Unit (UIF)

File: No. 62/2009 dated 01/16/2009.

Reason: Purchase of foreign currency from April 2006 through August 2007. Penalty amount: 718.

Penalty imposed on: Banco Macro SA and those in charge of Anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini).

Status: The UIF passed Resolution No. 72/2011 on 06/09/2011, imposing fines to those responsible. An appeal was lodged with the CNACAF. On 10/31/2016 the Courtroom III decided the following: (i) on the one hand, as to the transactions carried out between 10/11/2006 and 08/22/2007, to declare that the punitive power of the UIF had expired at the time of the summary proceedings, rendering UIF`s Resolution 72/2011 invalid, (ii) on the other hand, as to the transactions performed from 03/05/2007 and from 04/17/2007 through 08/22/2007, to refer these proceedings again to the UIF for a new resolution readjusting the fines imposed on the Bank and Messrs. Juan Pablo Brito Devoto and Luis Carlos Cerolini. Upon such court order, both the UIF and the Bank lodged an extraordinary appeal. Such appeals were rejected by the Court on April 25, 2017. On May 10, 2017 both the Bank and the UIF filed a motion for reconsideration of dismissal of appeal before the Argentine Supreme Court which is still pending resolution.

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: Alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files. Penalty amount: 330.

Penalty imposed on: Banco Macro SA, the members of the Board and those in charge of Anti-money laundering regulation compliance (Luis Carlos Cerolini – both as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antonio Alvarez Agis, Marcos Brito and Rafael Magnanini –as Directors of Banco Macro SA-).

Status: upon notice of the summary proceedings, on 05/08/2015 the Bank filed its defense, offering evidence and requesting its acquittal. On 12/26/2016 the UIF passed Resolution 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of locus standi lodged by Messrs. Carballo and Magnanini. On 01/30/2017 the Bank paid the fine imposed by the UIF, due to the the non-staying effect thereof. On 03/13/2017 a Direct Appeal was filed against such resolution, and the legal action it be decided at Room III of the CNACAF, entitled “Banco Macro S.A. et al vs. UIF on Criminal Code – Law 25246 – Decree 290/07 sect. 25” (Court File No. 13500/2017). This court file is pending resolution of the Courtroom III of the CNACAF.

Although the above described penalties do not involve material amounts, as of the date of issuance of the accompanying consolidated Financial Statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 718 and was recognized according to the Central Bank’s Communiqués “A” 5689 and 5940, as amended and supplemented.

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: Potential non-compliance with the obligation to inform a “Significant Event”.

Persons subject to summary proceedings: Banco Macro SA, the members of the Board, the regular members of the Supervisory Committee and the person/s responsible for Market Relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. To the date hereof this action is still pending resolution.

File: 2577/2014 (CNV Resolution No. 18863) dated 07/20/2017.

Reason: potential non-compliance with de provisions of section 59 of Law 19550 and paragraph 1 of Chapter 6 Section 19 of Article IV of Chapter II of CNV Rules (Revised 2013, as amended) in force at the time of the issues under analysis.

Persons subject to summary proceedings: Banco Macro SA, in its capacity as Custody Agent of Collective Investment Products of Mutual Funds, regular Directors and regular members of the Supervisory Committee (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Federico Pastrana, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito, Emmanuel Antonio Alvarez Agis, Alejandro Almarza, Carlos Javier Piazza and Vivian Haydee Stenghele).

Status: on 07/28/2017 the Bank and the persons subject to these summary proceedings were given notice of this action and were given 10 business days to make the relevant filing. On August 11, 2017, the Bank filed its defense requesting the nullity of the accusation, the expiration of the time limit to file the administrative criminal actions and the lack of responsibility of the people subject to these summary proceedings for the acts subject matter of this action since such supervisory obligation is not in accordance with the role of the Custody Agent. On 12/06/2017 the court held the firs preliminary hearing and the summary proceedings turned to be under the analysis of the CNV, who shall decide whether it allows for the production of evidence or directly decides on the merits of the case.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as Settlement and Clearing Agent at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as Settlement and Clearing Agent. (UIF Resolution No. 229/2011, as amended).

Persons subject to summary proceedings: Banco Macro SA, members of the management body during the period subject-matter of these summary proceedings (Jorge Horacio Brito, Jorge Pablo Brito, Juan Pablo Brito Devoto, Constanza Brito, Marcos Brito, Delfín Jorge Ezequiel Carballo, Delfín Federico Ezequiel Carballo, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emmanuel Antonio Alvarez Agis, Nicolás Alejandro Todesca, Carlos Alberto Giovanelli, José Alfredo Sanchez, Martín Estanislao Gorosito, Roberto Julio Eilbaum, Mario Luis Vicens, Nelson Damián Pozzoli, Luis María Blaquier, Ariel Marcelo Sigal, Alejandro Eduardo Fargosi, Juan Martin Monge Varela and Luis Cerolini in his double capacity as compliance officer and member of the management body).

Status: on 03/08/2018 the Bank and the persons subject to these summary proceedings filed their defenses. Additionally, the UIF ordered the production of evidence and therefore on 03/28/2018 and 04/03/2018 official information written notices were given to the Central Bank and CNV.

Banco del Tucumán SA

Summary proceedings filed by the Central Bank

Criminal foreign exchange regime summary proceedings: No. 3078 dated 06/24/2008.

Reason: Alleged breach of Section 8 of the Criminal Foreign Exchange Regime Act, for irregularities in US dollar sale transactions of the financial intermediary established in Communiqué “B” 7174.

Proceedings filed against: Banco del Tucumán SA, manager and responsible for Operations, Treasurer and Cashiers (Francisco Carlos Bustamante, Juan Ramón Lemoine, Héctor Gaspar Taranto, Héctor Arnaldo Brito, Ana Carolina De Genova Palomar, Jorge Marcelo Albertinetti, Sergio Fabián Intile, Lorena Natalia Frías and Carla Andrea Rocha).

Status: On 12/29/2011 the Federal Judge No. 1 of Tucumán decided to declare the criminal action expired under the statute of limitations. This decision was appealed on 02/01/2012 by the District Attorney No. 1 of Tucumán. On 07/31/2013 the relevant Court of Appeals sustained such decision and the case was subsequently sent to Room I of the Court of Criminal Appeals in Cassation as a result of a Cassation Appeal filed by the District Attorney. On 05/26/2016 Room I sustained the Cassation Appeal, revoking the decision of the Federal Judge No. 1 in the case in which a new decision shall have to be issued in accordance with the ruling of Room I of the Court of Criminal Appeals in Cassation. As to the events that originated the Criminal Foreign Exchange Summary Proceedings No. 3078, these would be expired under the statute of limitations.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Penalties imposed by the Central Bank

Financial summary proceedings: No. 1349 dated 09/07/2012.

Reason: Alleged breach of the provisions of Communiqué “A” 3054, OPRAC 1-476, Exhibit, Article 2, section 2.1 and Article 3, section 3.1.2.; and Communiqué “A” 4798, OPRAC 1-613, Exhibit, Article 4, section 4.1., regarding the financing to the Non-Financial Public Sector, for the acquisition of secured loans without the appropriate authorization by the Central Bank. Penalty amount: 1,440.

Proceedings filed against: Banco del Tucumán SA and the members of the Board of Directors (Jorge Horacio Brito, Luis Carlos Cerolini, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Claudio Alejandro Cerezo and Waldo Camilo López)

Status: On 03/12/2014 the Central Bank issued Res. 149/14 applying the fine. On 03/19/2014 such fine was debited from the account number 00060 of the Bank. On 04/08/2014 the Bank filed a direct appeal against the resolution of the SEFyC, on behalf of the Bank and of the individuals involved in the summary proceedings, before the CNACAF, who sustained Resolution 149/14. On 11/14/2014 the Bank filed an extraordinary appeal for arbitrariness of the decision issued by the Court of Appeals. On 02/18/2015 Room III of the National and Federal Court of Appeals (CNAF for its acronym in Spanish language) dismissed the Extraordinary Appeal filed by the Bank with court costs. On 02/26/2015 the Bank lodged a motion for reconsideration of dismissal of the Extraordinary Appeal, which is still pending to date.

The Bank Management and its legal advisors consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

37.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded by Banco Macro SA in the accompanying condensed consolidated interim financial statements amount to:

Corporate Bonds	Original value			Residual face value as of 03/31/2018		03/31/2018	12/31/2017
Subordinated Resettable – Class A	USD	400,000,000	(a.1)	USD	400,000,000	8,257,754	7,565,759
Non-subordinated – Class B	USD	300,000,000	(a.2)	USD	300,000,000	4,913,044	4,712,216
Total						13,170,798	12,277,975

a.1)	On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23,576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder´s Meeting resolved to extend of the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars).

On November 4, 2016, under the abovementioned Global Program, Banco Macro SA issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date will be November 4, 2021. Since reset date, these Corporate Bonds will accrue a benchmark reset rate plus 546.3 basis point, according terms and conditions abovementioned.

In addition, the Bank has the option to fully redeem the issuance as the reset date and under the conditions established in the pricing supplement after that date. The Bank used the funds derived from such issuance to grant loans in accordance with Central Bank guidelines.

As of December 31, 2016, the recorded amount related to these corporate bonds was 6,376,537.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

a.2)	On May 8, 2017, under Global Program mention on item a.1), Banco Macro SA issued non subordinated simple corporate bonds not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest is paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with Central Bank guidelines.

As of December 31, 2016 the Bank had recorded 1,684,636, related to Non-subordinated Corporate Bonds – Class 2, for a face value of USD 150,000,000.

In addition, on April 9, 2018, under the Global Program mention on item a.1), Banco Macro SA issued, non subordinated corporate bonds, class C, for a face value of pesos 3,207,500, at an annual variable rate equivalent to the sum of (i) Badlar private rate applicable for the related accrued period; plus (ii) applicable margin of 3.5% p.a., fully amortizable upon maturity (April 9, 2021). Interest will be paid quarterly for the periods due on July 9, October 9, January 9 and April 9 of every year, beginning on July 9, 2018.

Moreover, on April 27, 2018, the Shareholder´s Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds for a face value from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, according to the Board of Directors opportunely determines.

38.	ACCOUNTING ITEMS OUTSIDE THE BALANCE SHEET

In addition to the expressed in Note 7, the Bank recognizes different transactions outside its balance sheet, pursuant to the Central Bank standards.

As of March 31, 2018, December 31, 2017 and 2016, the main balances outside the Bank’s Balance sheet include the preferred and non-preferred guarantees received from customers, under the applicable rules in force in this matter, to secure loans transactions and other financing, the value of which totals 40,001,709, 39,247,291 and 22,116,120, respectively; the custody of government and private bonds and other assets held by third parties, the value of which totals 112,668,848, 82,906,533 and 51,936,124, respectively; checks already deposited and pending clearance amount to 1,059,936, 1,266,306 and 1,134,949, respectively and outstanding checks not yet paid amount to 2,156,680, 2,032,128 and 1,852,989, respectively.

39.	TAX AND OTHER CLAIMS

39.1.	The AFIP (Federal Public Revenue Agency) and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly gross turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	AFIP´s Challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	Ex-officio gross turnover tax assessments in progress and/or adjustments pending resolution by the tax authorities of certain jurisdiction.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

c)	On February 20, 2018, the AFIP required the Bank to amend the returns in connection with Employer’s Contributions for the period between November, 2012 to December, 2016, or otherwise explain the reasons why it had applied the tax rate set forth in Section 2b) of Presidential Decree No. 814/01 (text as per Section 9 of Law No. 25,453). On March 14, 2018, the Bank submitted a detailed explanation of the grounds supporting its position. As of the date hereof, the Bank has not received an answer from AFIP. In the understanding of the bank´s management and its tax and legal advisors, no amount for Employer’s Contributions should be claimed for the indicated periods.

The Bank’s Management and its legal advisors consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in the accompanying Condensed consolidated interim financial statements.

39.2.	In addition, before merging with and into the Bank, Banco Privado de Inversiones (BPI) had a pending class action styled “Adecua v. Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, before Commercial Court No. 3 in and for the City of Buenos Aires, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable, as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision, as well as the subsequent filing of a complaint for the extraordinary appeal denied. It is currently pending with the Argentine Supreme Court.

Moreover, the Bank is also subject to three lawsuits filed with consumers’ associations for the same purpose: a) Adecua v. Banco Macro on ordinary proceedings, File No. 20495/2007, pending with Commercial Court No. 26 in and for the City of Buenos Aires, Clerk’s Office No. 52; b) Damnificados Financieros Asociación Civil Para Su Defensa et al v. Banco Macro on summary proceedings, File No. 37729/2007, pending with Commercial Court No. 26 in and for the City of Buenos Aires, Clerk’s Office No. 52; c) Unión de Usuarios y Consumidores v. Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008, pending with Commercial Court No. 26 in and for the City of Buenos Aires, Clerk’s Office No. 52.

There are also other lawsuits filed by consumer protections associations in relation to the collection of certain commissions and/or financial charges and certain withholdings made by the Bank to individuals as Buenos Aires City stamp tax withholding agent.

The Bank’s Management and its legal advisors consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in the accompanying Financial Statements.

40.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank regulations, 20% of income for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the Legal Reserve.

b)	Pursuant to Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as a single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings, or the related proportional amount, being distributed were generated. This withholding shall not be applicable to earnings distributions payable in the fiscal years beginning as of January 1, 2018.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

c)	Through Communiqué “A” 6464, the Central Bank establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met such as no records of financial assistance from the Central Bank due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Act (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met.

In addition, profits may only be distributed to the extent there are positive results, after deducting, on a non-accounting basis, from retained earnings and earnings reserves – other for future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit balances of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) the income derived of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the Central Bank for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendency of Financial and Exchange Entities of the Central Bank or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the Central Bank. Additionally, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, which profit shall be included as a special reserve, the amount of which as of March 31, 2018 is 3,475,669 and is recognized in Retained Earnings.

Additionally, the maximum amount to be distributed shall not be over the minimum capital excess recalculating, exclusively for these purposes, the position in order to consider the above mentioned adjustments, among other issues.

Finally, the Bank must verify that, after completion of the proposed profit distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by level-1(Con1) ordinary capital, net of deductible items (CDCOn1).

d)	Pursuant to CNV General Resolution No. 593, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earningsl reserves additional to the Legal reserve or a combination of any of these applications.

In compliance with the above expressed, and in accordance with the distribution approved by the General Shareholders’ Meeting held on April 27, 2018, the Bank applied 1,877,754 to increase its Legal reserve and 7,511,017 to increase the other earnings reserved for future earnings distribution. Furthermore, the above mentioned Shareholders’ Meeting resolved to make a earnings distribution as cash dividends of 3,348,315. Dividends were made available and paid on May 15, 2018.

41.	CAPITAL MANAGEMENT AND CORPORATE GOVERNANCE TRANSPARENCY POLICY

As financial institutions, the activities of Banco Macro SA and Banco del Tucumán SA are governed by the Financial Entities Act No. 21,526, as supplementary, and the regulations issued by the Central Bank. Moreover, they adhere to the good banking practices laid out in Central Bank Communiqué “A” 5201 (Financial Entities Corporate Governance Guidelines) as supplementary.

The Bank publicly trades its shares on the Buenos Aires Stock Exchange (BCBA for its acronym in Spanish language) and, thus, it is subject to the regulations issued by the CNV.

Through General Resolution No. 622/13, the CNV established the minimum contents of the Corporate Governance Code, adding notions of good corporate governance to corporate management as guidelines or recommendations that seek to provide transparency thereto. The CNV does not require that the recommendations be implemented, although it does require that the Bank explain the reasons why it decided not to adopt the good practices described in such resolution by publishing a document called Corporate Governance Explanatory Report together with the Annual Report to the Shareholders for the fiscal year; the report is available on the Bank’s website and on that of such enforcement agency.

This regulation reinforces the notions contained in Capital Markets Law establishing principles such as “full disclosure”, “transparency”, “efficiency”, “public investor protection”, “equal footing between investors” and “protection of the stability of financial entities and financial intermediaries”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

On the other hand, as the Bank lists its shares on the NYSE, qualifying as a foreign private issuer, it is required to comply with certain corporate governance standards as established in section 303A of the NYSE’s Listed Company Manual, as amended.

The main guidelines under the Central Bank standards contemplated in the revised text “Financial Entities Corporate Governance Guidelines”, as supplementary, are as follows:

•	Ownership structure

As of March 31, 2018, the Bank’s shareholders are:

FULL NAME/ CORPORATE NAME	Participating Interest	Voting Interest
Brito Jorge Horacio	16.58	18.54
Carballo Delfín Jorge Ezequiel	16.68	18.37
ANSES FGS Law No. 26425	27.49	25.77
Grouped shareholders (Local Stock Exchanges)	5.21	5.42
Grouped shareholders (Foreign stock exchanges)	34.04	31.90

On the other hand, the shareholders of Banco del Tucumán SA are:

FULL NAME/ CORPORATE NAME	Participating Interest	Voting Interest
Banco Macro SA	89.93%	89.93%
Government of the Province of Tucumán	10.00%	10.00%
Others	0.07%	0.07%

•	Board of Directors and Senior Management

The Bank’s Board of Directors is currently made up of 13 regular members. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. In the fiscal year 2016 particularly, due to the reorganization of the Board, some of them were appointed for shorter periods. Directors are nominated and appointed by the Shareholders’ Meeting. Once elected, the Central Bank must confirm the designation of the Directors, expressly authorizing them to accept the designation, pursuant to the terms as to experience and knowledge, contained in the rules CREFI 2-Creation, Operation and Expansion –XV- Financial Entities Authorities.

The Board of Directors of Banco del Tucumán S.A. in turn is composed of five members. Members are renewed by thirds and the appointed Directors remain in office for three fiscal years. Directors are nominated and appointed by the Shareholders’ Meeting.

The Bank features a General Assistant Manager, who supervises 16 departments.

Directors should be morally suitable, experienced and knowledgeable in the banking business and meet the requirements established in the effective regulations.

Compliance with these requirements is assessed when the Shareholders’ Meeting appoints the directors and on a regular basis during their term of office.

At present, six Directors are independent, pursuant to the provisions of the CNV rules and regulations and the provisions of the Financial Entities Corporate Governance Guidelines issued by the Central Bank.

Senior Management is directed by a General Manager designated by the Board and includes as well officers reporting directly to the general manager, as well as officers of three staff areas reporting directly to the Board.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

•	Committees

The corporate by-laws state that the Board of Directors may establish such Committees as it deems appropriate for the business of the Bank, as well as appoint their members. The Bank currently features the following Committees:

Committee	Functions
CNV Audit	They are established in Capital Markets Law as supplementary.

Internal Audit	Overseeing the proper operation of the internal control systems defined at the Bank through a periodic assessment thereof and contributing to improving the effectiveness of internal controls.

Integral Risk Management	It is in charge of monitoring Senior Management’s activities involving the management of credit, market, liquidity, operational, compliance and reputation risks, among others. It advises the Board of Directors on the Bank’s risks.

Assets and Liabilities	Setting out the Bank’s financial strategy, analyzing the markets and establishing the policies on assets and liabilities, management of market, liquidity, interest rate and currency risks.

IT	Overseeing the proper operation of the information technology environment and contributing to improving the effectiveness thereof.

Credit	Approving credit transactions based on credit capacity.

Legal Recovery	Incumbent in defining payment arrangements exceeding the predetermined parameters, as well as reclassifying portfolio to be subject to legal proceedings or accounting derecognitions

Personnel Incentives	Ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank.

Ethics and Compliance	Ensuring the Bank has the proper means with which to promote correct decision-making and compliance with internal and external regulations.

Corporate Governance and Designations	The Committee’s duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.

Anti-money Laundering	Planning and coordinating compliance with the policies established by the Board of Directors on the matter.

Financial Services User Protection	The duties of this Committee include those related to ensure the existence and maintenance of a financial services user protection process and a customer service system.

Branches

The Bank has a broad network of branches throughout the entire country, featuring as of March 31, 2018, 420 branches of Banco Macro SA and 34 branches of Banco del Tucumán SA.

Subsidiaries

The Bank carries out certain transactions through its subsidiaries, which are identified in Note 3. to the Bank’s consolidated Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Business lines

The Bank’s business lines and transactions with trusts are mentioned in Notes 1 and 33, respectively.

•	Incentive practices

The Bank has a personnel incentives system based on the identification of officers’ “outstanding performance”, which is understood to be their contribution in connection with the results obtained and their manner of managing the business.

The Incentives Committee is in charge of ensuring for the financial incentives for personnel system to be consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank, and the prudent assumption of risks. The Incentives Committee is the body responsible for approving the Compensation Policy (Wages, Salaries and Variable Incentives), as well as any reviews it may require.

The Incentives System in place is based on assessing personal competence and performance associated with the compliance of non-related organizational goals to be compensated based on extraordinary profit targets or direct financial achievement. The system is also adjusted according to the objective premise of generating sustained revenues (on a sustainable basis), thus, when establishing the total amount of compensation with regard to income (loss) for the year, extraordinary income is not taken into account. Finally, note that the system only provides for cash compensation.

On the other hand, the Compensation Policy also includes a specific chapter regarding how remuneration is set and adjusted. In this case, the idea is to compensate personnel by ensuring performance recognition, internal equity, external competitiveness, productivity, efficiency and added value, finding an appropriate point of equilibrium with the business’s economic capacity and consistency in the long term.

The following aspects are taken into consideration:

-	the complexity of the positions, their contribution to the organization’s strategy and the professional development attained by the employee;

-	employees with enhanced performance in achieving their goals and assuming greater responsibilities; and

-	levels of remuneration that are competitive in comparison to market levels.

•	Codes of ethics and conduct

The Bank adheres to the best practices and requires that all its employees act according to the highest standards of personal and professional integrity in all aspects of their activities.

In addition, compliance with its Code of Conduct and other policies and procedures governing employee conduct is considered to be essential. Moreover, the Code of Ethics for Directors and officers is supplemental to the Bank’s Code of Conduct.

Furthermore, it was implemented for Banco Macro and its material Subsidiaries, a new contact channel for the “Ethical Line of Grupo Macro”, which is managed by an external third party, ensuring compliance with the three guiding principles of this kind of reporting channels: anonymity, confidentiality and transparency. Reports can be filed through different means or channels such as the telephone, web, mail, fax and in person. There is more information on this regard in the website www.macro.com.ar, by clicking on the Ethics and Transparency Line link.

•	Role of financial agent

The Bank acts as financial agent in the Provinces of Misiones, Salta and Jujuy. In addition, the controlled entity, Banco del Tucumán SA, acts as financial agent of the Province of Tucumán and the Municipality of San Miguel de Tucumán.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

•	Transactions with related parties – Policy on conflict of interest

As an authorized financial institution, Banco Macro SA complies with the provisions and reporting requirements established in Financial and Foreign Exchange Entities Act No. 21526 and the regulations issued by the regulatory agency (Central Bank).

As established by law (Argentine Business Company Law No. 19550), specific applicable regulations (Capital Markets Law, as supplementary), professional accounting standards (Technical Resolution No. 21) and best practice recommendations, the Bank reports on the transactions with related parties in notes to the financial statements. Such transactions are carried out under usual market conditions. See also Note 12 to the consolidated Financial Statements.

Under current Argentine legislation, directors are required to perform their duties with the loyalty and diligence of a prudent business man. Directors are jointly and severally liable to the Bank, the shareholders and third parties for a poor performance of duties and infringements to the law, bylaws and regulations, as the case may be, and are responsible for repairing the damages caused by fraud, abuse of authority or negligence.

The loyal duties of a director are considered to include: (i) the ban from using corporate assets and the confidential information to which he/she may have access for personal purposes; (ii) the ban from taking advantage or, due to errors or omissions, allowing a third party to take advantage of the Bank’s business opportunities, (iii) the obligation of acting as director only for the purposes established in the law, the Bank’s bylaws or the intention of the shareholders or the Board of Directors; and (iv) the obligation of taking extreme care so that the acts conducted by the Board of Directors have no direct or indirect effects against the Bank’s interests.

A director should notify the Board of Directors and the Audit Committee about any conflict of interest such director may have in a transaction proposal and should refrain from voting on the matter.

•	Public information

The information related to corporate governance at the Bank is included within the transparency policy contained in such precepts and, hence, is available to interested members of the public on the website www.macro.com.ar (“Conocenos” – Relaciones con Inversores) and, www.bancodeltucuman.com.ar (“Información institucional e Inversores”) additionally, some guidelines are disclosed in other notes and exhibits to the accompanying Financial Statements. Moreover, the Bank’s public information is disclosed on the websites of the Central Bank (www.bcra.gob.ar) and the CNV (www.cnv.gob.ar).

In addition, the Bank publishes the Market Discipline Report, pursuant to the guidelines established by the Central Bank for such information regime, in accordance with the criteria of the Basle Banking Supervision Committee, which is available in the Bank’s website.

Within the framework of the Corporate Governance policy, the Board of Directors of the Bank resolved the creation of a Risk Management Committee and appointed a Head of Integral Risk Management.

Its duties includes ensuring that an independent risk management be established, establishing policies, procedures and measurement methodologies and report systems which allow the identification, measurement and monitoring of the risk under its charge and also, the duties of each organizational level in the process.

The risk management process includes the establishment of the exposure limits for each risk by the Board of Directors, a follow-up on the exposure to each limit by the persons in charge, the preparation of regular reports for the Risk Management Committee, a follow-up on the alerts and the implementation of action plans regarding the alerts and the guidelines for developing stress tests.

The system is supplementary with policies and procedures specific to each risk (Financial, Credit, Operational, Counterparty Credit, Country Risk, Securitization, Reputational, Compliance, Strategic Risks, among others).

In addition, the Credit Risk Management area is in charge of interpreting, executing and guaranteeing the application of the General Credit Policy as approved by the Board of Directors, pursuant to the internal and external standards and regulations on the matter. Credit Risk Management reports functionally to the General Manager.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Integral Risk Management

The Integral Risk Management area is formed by the Compliance Department and the Risk Management Department, in charge of the Financial Risk, Credit Risk and Operating and Technology Risk areas.

The main procedures carried out by the Risk Management Department are:

•	Stress tests

The process of stress test includes documenting and formalizing the program as well as the persons in charge of carrying it out, the frequency of testing and the validation of the system. It also contemplates the Contingency Plan based on the test results. The Risk Management Committee leads and coordinates this application.

•	Economic Capital Calculation

The Risk Management Department estimates the economic capital for each one of the individual risks (Market, Liquidity, Interest Rate, Credit, Counterparty Credit, Concentration, Operational, Securitization, Strategic and Reputational) determined for the Bank on a consolidated basis with its subsidiaries with the same scope as the regulation. The methods used to deal with subsidiaries are exactly the same.

The economic capital sufficiency evaluation process is an integral part of the corporate governance and risk management culture of the entities.

Quantified economic capital was implemented as a formal procedure, both currently and prospectively, and is a tool used in the day-to-day management of risks, in preparing the Business Plan and the Stress Tests.

The methods used to measure the economic capital of each risk were documented and approved by the Management, pursuant to the internal rules on Corporate Governance and Risk Management.

The results must serve to support decision-making, including strategic decisions adopted by the Board and the Senior Management. In this way they may:

-	Estimate the level and trend of the relevant risks and the effects thereof on capital needs.

-	Evaluate the reasonability of the basic assumptions used in the capital measuring system and the sensitivity of the results to changes in those assumptions.

-	Determine whether the Bank has sufficient regulatory capital to cover the different risks and if it meets the capital sufficiency goals required.

-	Consider its future capital requirements based on the risk profile and, according thereto, introduce the necessary adjustments into the strategic plan.

The essential elements of the capital evaluation include:

-	Policies and proceedings ensuring the risk management process.

-	A process connecting economic capital with risk level.

-	A process establishing capital sufficiency goals based on the risks, taking into account the strategic approach and the business plan.

-	An internal control process, in order to secure a comprehensive risk management.

The Bank actively uses guarantees to mitigate its credit risk.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Excessive risk concentration:

To avoid excessive risk concentrations, the Bank’s policies and procedures include specific guidelines to focus on keeping a diversified portfolio. The identified credit risk concentrations are controlled and managed accordingly. The selective coverage is used at the Bank to manage risk concentrations both in terms of relationships and industry.

In addition, note that the Bank meets the provisions established by the Central Bank as regards maximum assistance limits to given groups of debtors, in order to atomize the portfolio, reducing credit risk concentration.

The main types of risks that the Bank is exposed to are those related to credit risk, liquidity risk, market risk, interest rate risk, foreign currency risk, price level risk and operational risk.

Minimum capital requirements:

The table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of March 2018, together with the integration thereof (computable equity) as of the end of such month:

Description	03/31/2018
Minimum capital requirements	16,090,112
Computable equity	53,639,084
Capital surplus	37,548,972

The following are the policies and processes aimed at identifying, assessing, controlling and mitigating each one of the main risks:

Credit Risk

The credit risk is the existing risk regarding the possibility for the Bank to incur a loss because one or several customers or counterparties fail to meet their obligations.

In order to manage and control the credit risk, the Bank establishes limits regarding the amount of risk it is willing to accept, so as to monitor the indicators with respect to such limits.

The Board of Directors approves the Bank’s credit policy and credit assessment in order to provide a framework for the creation of businesses to attain an adequate correlation between the risk assumed and profitability. The Bank has procedure manuals that contain guidelines, the compliance with current regulations and the prescribed limits. Such manuals are aimed at achieving the following goals:

▪	Achieving an adequate portfolio segmentation by type of customer and by economic sector;

▪	Boosting the use of the risk analysis and assessment tools that best adjust to the customer’s profile;

▪	Setting consistent standards for granting loans, following conservative parameters based on the customer’s solvency, cash flows and profitability in the case of companies, and revenues and equity in the case of individuals;

▪	Setting limits to individual powers for granting loans depending on the amount, promoting the existence of specific committees that, according to their sphere of competence, will be in charge of defining assistance levels;

▪	Optimizing the quality of risks assumed, having appropriate guarantees according to the loan term and the level for the risk involved; and

▪	Monitoring the loan portfolio and the level of customers’ compliance permanently.

Credit risk management implies the existence of a structure having the necessary characteristics to achieve the organizational goals in all stages of the credit cycle: admission, follow-up, monitoring and recovery.

The risk assessment process varies depending on whether it’s about Corporate Banking customers or Consumerl Banking customers.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

For the assessment of customers of the Corporate Banking segment, the Bank features different systems and methods involving several responsible levels and which become more complex according to the magnitude of the transactions, as to amounts and type of assistance, weighted by terms and existing coverage.

When transactions exceed in amount the authorization instances by delegated powers or through the decentralized risk applications/systems, ratings are approved at Credit Committees. The powers vested on the different decision-making bodies are continuously reviewed, in order to adjust them to the number of transactions the Bank faces and optimize the credit risk rating.

The risk analysis of assistance discussed in Credit Committees is performed at the Corporate Risk Management Department: specialized risk analysts prepare separate Risk Reports per client or Economic Group, which serves to support the credit decisions made by Committee members.

Risk reports include –at least- information regarding the application of the loans and their repayment source, debtor’s historical and current behavior and the economic group to which debtor belongs; debtor’s repayment capacity based on debtor’s cash flows; the guarantees that shall secure the obligations, the ownership situation of such collaterals, enforcement possibilities and their sensibility to changes in the economy; the market in which debtor operates and debtor’s position; debtor’s equity, economic and financial position and debtor’s possibility to access to loans.

The resolutions of the Committees include the terms and conditions applicable to the assistance regarding amount, currency, terms, coverage with guarantees, follow-up provisions, etc. Committee decisions are based on debtor’s risk of non-performance and only on secondary basis on debtor’s equity and risk mitigating factors of the transaction.

Credit risk assessment for Consumer Banking customers, assessment systems are based mainly on a qualification score and certain maximum indebtedness and installment/income relationship rules.

There are specific rules regarding debtor’s file integration, in order to duly document the data entered into the assessment systems. Credit risk officers also define a credit power regime based on the margins to be approved and –if applicable- the admitted exceptions.

The Bank features processes to detect interrelated debtor groups that must be considered as a single customer (economic groups) and to group risk exposures with the same debtor or counterparty in different credit facilities.

Before credit rating approval, the Bank performs a series of controls in order to mitigate related credit risks, as well as to conform the transactions to the regulatory framework of technical relationships.

The Bank features a formal, strong and well-defined process to manage loans experiencing any problem. Proceedings vary according to the type of portfolio and the delinquency status.

To mitigate credit risk, the Bank requests the granting of guarantees on the agreed financing. A particular area of the Credit Risk Management Department is responsible for the administration of all guarantees received by the Bank, as well as of the periodic evaluation and update of the value thereof, in order to monitor the quality of risk mitigants.

Classification of debtors:

As general classification and allowance policy, the Bank adheres to the rules issued by the Central Bank on this matter, which provide for the classification of debtors, grouping levels in decreasing order of quality, in direct relation to the uncollectibility risk derived from different situations.

Classification guidelines also vary depending on whether they are commercial loans or consumer loans.

The basic criterion to classify the commercial loans portfolio is the future payment capacity of customer’s financial commitments. Banco Macro reviews the classification of customers included in this portfolio respecting the minimum regularity established by the Central Bank, which provides as general rule an annual review of such classification, growing to a semi-annual or quarterly frequency based on the increasing order of the debt.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

On the total debt of each customer at the end of the month, the Bank applies the following minimum allowance rates, based on the classification level allocated to customer:

Debtor’s category	With Preferred B Collateral	Without Preferred Collateral
1 – Normal Situation / Performing – Assistance w/ Pref. A Collateral	1%	1%
2 - a) Under observation	3%	5%
2 - b) Under negotiation or with refinancing agreements	6%	12%
3 – With trouble	12%	25%
4 – With high risk of insolvency	25%	50%
5 – Irrecoverable	50%	100%
6 – Irrecoverable according with Central Bank standars	100%	100%

For the classification of commercial portfolio customers with debts of up to AR $5 million, the Central Bank authorizes the Bank to follow a simplified method comparable to the consumer loan portfolio, based on days of arrears:

Classification levels (1)	Arrears
1 – Normal	Up to 31 days
2 – Low risk	Up to 90 days
3 – Medium risk	Up to 180 days
4 – High risk	Up to 1 year
5 – Irrecoverable	More than a year

(1)	The criterion defined to classify customers in Level 6 of the commercial portfolio also applies to the commercial portfolio comparable to consumer loans.

On the total debt of each customer at the end of the month, the Bank shall apply the following minimum provisioning levels, based on the classification level allocated to customer:

Debtor category	With Preferred B Collateral	Without Preferred Collateral
1 – Normal Situation / Performing – Assistance w/ Pref. A Collateral	1%	1%
2 – Low risk	3%	5%
3 – Medium risk	12%	25%
4 – High risk	25%	50%
5 – Irrecoverable	50%	100%
6 - Irrecoverable according with Central Bank standars	100%	100%

For consumer loan portfolio, the classification criterion is objective and based on the highest level of arrears verified per customer. The Central Bank defines classification levels according to the days of arrears recorded at the end of the month. Notwithstanding the above, the Bank applies a more conservative criterion for irrecoverable loans, since it includes in such category all consumer loan portfolio having more than 250 days of arrears:

Classification levels (1)	Arrears for the Central Bank	Arrears for the Bank
1 – Normal	Up to 31 days	Up to 31 days
2 – Low risk	Up to 90 days	Up to 90 days
3 – Medium risk	Up to 180 days	Up to 180 days
4 – High risk	Up to 1 year	Up to 250 days
5 – Irrecoverable	More than a year	More than 250 days

(1)	The criterion defined to classify customers in Level 6 of the commercial portfolio also applies to the consumer loan portfolio.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

On the total debt of each customer at the end of the month, the Bank shall apply the following minimum provisioning levels, based on the classification level allocated to customer:

Debtor category	With Preferred B Collateral	Without Preferred Collateral
1 - Normal Sit – Assistance w/ Pref A Collateral	1%	1%
2 – Low risk	3%	5%
3 – Medium risk	12%	25%
4 – High risk	25%	50%
5 – Irrecoverable	50%	100%
6 - Irrecoverable according with Central Bank standars	100%	100%

Additional allowance policy:

Pursuant to the Bank’s commitment to keep an adequate coverage of allowances on the loan portfolio, the Bank performs periodic reviews of the portfolio situation and of the Allowance Policy, applying –to the extent the Board deems appropriate- provisioning criteria exceeding the regulatory minimum allowances.

Even taking into account the temporary exception under Central Bank Communiqué “A” 6114, the quantification of accounting allowances tends to converge towards Expected Credit Loss (IFRS) criteria, since it is principally based on the recognition of expected losses on the basis of the consideration of the events that affect debtor’s credit risk at the time of the analysis thereof (among them, changes in the economic environment and the estimated behavior of the portfolio according to such environment), instead of waiting for such loss to gradually grow as the number of days in arrears increase.

Portfolio quality

The Bank presents in Exhibit B “Classification of loans and other financing by situation and collateral received” to the accompanying financial statements, a breakdown of loans and other financing in classification levels and collateral received.

In addition, the table below shows the analysis by aging of performing loans in arrears (in days):

03/31/2018
	Delinquent, performing
Portfolio Type	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	99.3%	0.6%	0.1%	0.0%	0.0%
Comparable loans	99.7%	0.3%	0.0%	0.0%	0.0%
Consumer loans	100.0%	0.0%	0.0%	0.0%	0.0%
Total	99.7%	0.3%	0.0%	0.0%	0.0%

12/31/2017
	Delinquent, performing
Portfolio Type	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	99.5%	0.5%	0.0%	0.0%	0.0%
Comparable loans	99.9%	0.1%	0.0%	0.0%	0.0%
Consumer loans	100.0%	0.0%	0.0%	0.0%	0.0%
Total	99.8%	0.2%	0.0%	0.0%	0.0%

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

12/31/2016
	Delinquent, performing
Portfolio Type	0 to 31	From 32 to 90	From 91 to 180	From 181 to 360	Over 360
Commercial loans	99.5%	0.4%	0.0%	0.0%	0.0%
Comparable loans	99.9%	0.1%	0.0%	0.0%	0.0%
Consumer loans	100.0%	0.0%	0.0%	0.0%	0.0%
Total	99.8%	0.2%	0.0%	0.0%	0.0%

The following is an analysis of the Bank’s financial assets by activity before and after considering the guarantees received:

Banco Macro SA (Consolidated Information)

	Gross exposure as of 03/31/2018	Net exposure as of 03/31/2018 (3)	Gross exposure as of 12/31/2017	Net exposure as of 12/31/2017 (3)
TOTAL PORTFOLIO (1+2+3)	152,271,453	129,011,099	136,585,709	115,473,070
1.PUBLIC SECTOR	1,896,926	1,896,926	1,898,650	1,898,617
2.FINANCIAL SECTOR	4,081,762	4,081,762	3,551,991	3,551,991
3.PRIVATE SECTOR	146,292,765	123,032,411	131,135,068	110,022,462
CROPS, CATTLE AND OTHER AGRICULATURAL ACTIVITIES	11,966,313	5,961,787	10,997,119	5,329,584
1-Crops	7,623,312	3,516,104	7,115,429	3,265,844
2-Stockbreeding	2,775,049	1,679,418	2,634,672	1,581,600
3-Other activities (1)	1,567,952	766,265	1,247,018	482,140

MANUFACTURING INDUSTRY	24,582,901	20,663,058	20,051,179	15,984,242
1-Production of food, beverage and dairy products	6,976,892	5,290,046	6,319,006	4,595,337
2-Production of oil and fat	2,156,799	2,119,986	1,135,045	1,090,790
3-Chemical and Pharmaceutical	2,520,627	2,335,847	1,136,218	933,604
4-Metallurgical	3,219,672	2,944,495	3,365,248	3,089,637
5- Other industries (1)	9,708,911	7,972,684	8,095,662	6,274,874

COMMERCIAL ACTIVITIES	12,660,329	8,997,282	10,946,278	7,161,135
1-Wholesale	6,239,926	4,078,848	6,036,460	3,745,140
2-Retail	5,054,575	3,931,829	3,434,122	2,341,145
3-Other activities (1)	1,365,828	986,605	1,475,696	1,074,850

CONSTRUCTION ACTIVITIES	5,657,548	4,346,535	6,495,115	5,232,475
PERSONAL SERVICIES	3,583,816	3,231,459	3,206,833	2,884,642
TRANSPORT ACTIVITIES	2,707,321	1,126,312	2,830,378	1,197,000
INVIDIDUALS	73,678,872	68,774,380	66,409,575	63,283,416

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

	Gross exposure as of 03/31/2018	Net exposure as of 03/31/2018 (3)	Gross exposure as of 12/31/2017	Net exposure as of 12/31/2017 (3)
EXPLOTATION OF MINES AND QUARRIES	3,008,460	2,929,026	3,015,318	2,938,138
FINANCIAL INTERMEDIATION AND INSURANCE SERVICES	1,875,526	1,781,419	796,761	665,613
OTHER INDUSTRIES (2)	6,571,679	5,221,153	6,386,508	5,346,217

Banco Macro SA (Separate Information)

	Gross exposure as of 03/31/2018	Net exposure as of 03/31/2018 (3)	Gross exposure as of 12/31/2017	Net exposure as of 12/31/2017 (3)
TOTAL PORTFOLIO (1+2+3)	140,369,255	117,844,898	125,749,816	105,274,577
1.PUBLIC SECTOR	1,890,311	1,890,311	1,891,922	1,891,922
2.FINANCIAL SECTOR	4,833,961	4,833,961	4,472,531	4,472,531
3.PRIVATE SECTOR	133,644,983	111,120,626	119,385,363	98,910,124
CROPS, CATTLE AND OTHER AGRICULATURAL ACTIVITIES	11,793,197	5,868,572	10,804,946	5,231,228
1-Crops	7,455,968	3,425,464	6,929,132	3,170,018
2-Stockbreeding	2,769,277	1,676,843	2,628,796	1,579,070
3-Other activities (1)	1,567,952	766,265	1,247,018	482,140

MANUFACTURING INDUSTRY	24,505,740	20,647,368	19,963,210	15,965,715
1-Production of food, beverage and dairy products	6,913,839	5,286,398	6,250,423	4,593,501
2-Production of oil and fat	2,156,799	2,119,986	1,135,045	1,090,790
3-Chemical and Pharmaceutical	2,515,501	2,331,109	1,129,495	927,709
4-Metallurgical	3,216,681	2,941,819	3,362,773	3,087,549
5- Other industries (1)	9,702,920	7,968,056	8,085,474	6,266,166

COMMERCIAL ACTIVITIES	12,505,310	8,876,930	10,786,084	7,039,176
1-Wholesale	6,176,348	4,037,752	5,971,095	3,703,950
2-Retail	4,988,573	3,874,945	3,375,120	2,292,125
3-Other activities (1)	1,340,389	964,233	1,439,869	1,043,101

CONSTRUCTION ACTIVITIES	5,473,872	4,185,622	6,364,801	5,127,408
PERSONAL SERVICIES	3,531,490	3,195,075	3,152,346	2,847,824
TRANSPORT ACTIVITIES	2,661,996	1,096,502	2,706,116	1,163,227
INVIDIDUALS	61,867,733	57,478,426	55,492,905	52,728,339
EXPLOTATION OF MINES AND QUARRIES	3,007,097	2,927,663	3,013,045	2,935,865

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

	Gross exposure as of 03/31/2018	Net exposure as of 03/31/2018 (3)	Gross exposure as of 12/31/2017	Net exposure as of 12/31/2017 (3)
FINANCIAL INTERMEDIATION AND INSURANCE SERVICES	1,779,672	1,661,233	690,247	559,099
OTHER INDUSTRIES (2)	6,518,876	5,183,235	6,411,663	5,312,243

(1)	Includes activities representing less than 1% of total financing.
(2)	Includes the economic sectors representing less than 1% of total financing.
(3)	The result of deducting from “Gross Exposure” the amounts of Guarantees Received for the financing facilities and other improvements received.

Determination of maximum exposure to credit risk

The table below shows the determination of the maximum exposure from the Bank’s financing assets by type of assets.

Banco Macro SA (Consolidated Information)	Gross maximum exposure as of 03/31/2018	Net maximum exposures as of 03/31/2018 (1)	Gross maximum exposure as of 12/31/2017	Net maximum exposures as of 12/31/2017 (1)
Financial assets measured at fair value	35,213,251	35,212,251	38,611,704	38,611,704
Financial assets measured at amortized cost	38,060,057	38,060,057	44,353,161	44,353,161
Derivative financial assets	4,562	4,562	8,228	8,228
Loans and other financing	147,618,804	107,758,738	132,657,534	93,550,339

Banco Macro SA (Separatel Information)	Gross maximum exposure as of 03/31/2018	Net maximum exposures as of 03/31/2018 (1)	Gross maximum exposure as of 12/31/2017	Net maximum exposures as of 12/31/2017 (1)
Financial assets measured at fair value	33,331,291	33,331,291	36,847,646	36,847,646
Financial assets measured at amortized cost	33,871,110	33,871,110	40,537,547	40,537,547
Derivative financial assets	4,532	4,532	7,664	7,664
Loans and other financing	135,956,101	97,203,546	122,173,846	84,033,984

(1)	The result of deducting from “Gross Exposure” the amounts of Guarantees Received for the financing facilities and other improvements received.

In turn, Exhibit R “Value correction for credit losses – Allowance for uncollectibility risk” to the accompanying Condensed consolidated interim financial statements shows the allowances for uncollectibility risk at the beginning and at the end of the year, disclosing as well increases, reversals and charge off.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

Collateral and other credit improvements

The table below shows the types of guarantees received:

	Fair Value
Consolidated Information	03/31/2018	12/31/2017	12/31/2016
Pledges on time deposits	418,093	442,585	523,568
Deferred payment cheques	3,620,372	4,080,323	2,268,792
Mortgage on real property	12,660,085	10,055,974	5,260,024
Pledges on vehicles and machinery	4,243,673	4,244,951	2,303,932
Pledges on personal property	602,829	757,750	547,744
Derivative financial assets			159,837
Other	18,456,657	19,665,708	11,052,223
Total	40,001,709	39,247,291	22,116,120

	Fair Value
Separate Information	03/31/2018	12/31/2017	12/31/2016
Pledges on time deposits	412,843	438,434	520,570
Deferred payment cheques	3,483,441	3,943,307	2,046,263
Mortgage on real property	12,044,232	9,555,511	5,050,023
Pledges on vehicles and machinery	4,165,930	4,160,059	2,232,668
Pledges on personal property	602,829	757,750	547,744
Derivative financial assets			159,837
Other	18,043,280	19,284,801	10,704,000
Total	38,752,555	38,139,862	21,261,105

Liquidity Risk

Liquidity risk is defined as the risk of imbalances occurring between marketable assets and payable liabilities (“mismatches” between payments and collections) that could affect the Bank's ability to meet all of its current and future financial obligations, taking into consideration the different currencies and settlement terms of its rights and obligations, without incurring significant losses.

The Bank features policies regarding liquidity, the purpose of which is to manage liquidity efficiently, optimizing cost and diversification of funding sources, and maximizing the profit from placements through prudent management that ensures the necessary funds to allow the continuity of transactions and compliance with the rules and regulations in force.

In order to reduce the liquidity risk deriving from the uncertainty that the Bank may be exposed to with respect to its capacity to honor the financial commitments assumed with its customers in due time and manner, a policy has been established, the main aspects of which are as follows:

Assets: a high-liquidity assets portfolio will be maintained to cover at least 25% of total liabilities, comprising deposits, the corporate bonds issued by the Bank, the repo agreements taken and the financial and interbank loans borrowed.

Liabilities: to minimize the unintended effects of illiquidity, deriving from the possible withdrawal of deposits and the repayment of interbank loans taken. For this purpose, the Bank has implemented the following policies, the follow-up and control of which are under the charge of the Assets and Liabilities Committee:

a)	Giving priority to the attraction of retail deposits in order to have an atomized portfolio, avoiding the risk of concentrating the portfolio in a few investors. The level of retail deposits is expected to be at least 50% of total deposits.

b)	The interest held in time deposit portfolio of institutional investors (foreign investors, mutual funds, insurance companies and pension fund managers) shall not exceed 15% of total liabilities.

c)	The certificates of deposit taken shall not exceed 5% of total time deposit, or a fixed amount determined by the Bank.

d)	No investor may have time deposit for an amount exceeding 10% of the total deposits portfolio.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

e)	Finally, financial and interbank loans borrowed may not exceed 20% of total liabilities. No institution can exceed 50% of such limit.

In addition, the Bank implemented a series a risk measurement and control tools, including the regular monitoring of liquidity gaps, separated by currency, as well as different liquidity ratios, included “bi-monetary liquidity ratio”, “LCR” and “NSFR”, among others.

The Executive Risk Management Department regularly monitors compliance of the different levels set by the Board of Directors in relation to liquidity risk, which include minimum levels of liquidity, maximum concentration levels allowed by type of deposit and by type of customer, among others.

The Bank features policies regarding liquidity, the purpose of which is to manage liquidity efficiently, optimizing cost and diversification of funding sources, and maximizing the profit from placements through prudent management that ensures the necessary funds to allow the continuity of transactions and compliance with the rules and regulations in force.

In the event of a liquidity crisis, the Bank has a contingency plan with the following actions:

a)	Sale of high-liquidity assets;

b)	Repo agreements with the Central Bank with assets issued thereby, which are held in the Bank’s portfolio;

c)	Limiting any new credit assistance; and

d)	Requesting financial assistance from the Central Bank in the event of illiquidity. Current Central Bank rules set forth the criteria to grant financial assistance to financial institutions in the event of illiquidity problems.

The following table shows the liquidity ratios during the fiscal years 2018, 2017, 2016 and 2015, which arise from dividing net liquid assets, made up of cash and cash equivalents, by total deposits.

	2018	2017	2016	2015
December, 31	42.80%	47.00%	45.68%	42.75%
average	44.80%	46.20%	45.92%	40.39%
max	49.25%	51.90%	53.69%	45.16%
min	42.23%	40.84%	39.61%	36.26%

The Bank discloses in Exhibit D “Breakdown of loans and other financing by terms” and Exhibit I “Breakdown of financial liabilities by residual terms” to the accompanying Condensed consolidated interim financial statements the breakdown by contractual maturity, of financial assets and liabilities, respectively.

Market Risk

Market risk is defined as the possibility of suffering losses in positions on and off the Bank's balance sheet as a result of the adverse fluctuations in the market prices of different assets.

Market risks arise from interest rate, currency and price positions, all of which are exposed to general and specific market changes and changes in the price volatility such as interest rates, credit margins, foreign currency exchange rates and prices of shares and securities, among others.

The Bank determines the market risk exposure arising from the fluctuation in the value of portfolios of investments for trading, which result from changes in market prices, the Bank's net positions in foreign currency, and government and private securities with normal quoted prices.

These risks arise from the size of the Bank’s net positions and/or the volatility of the risk factors involved in each financial instrument.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

The Bank features Market Risk Management Policies in which the Bank establishes the proceedings to monitor and control of risks derived of the variations in the quotes of financial instruments in order to optimize the risk-return relationship, making use of the appropriate structure of limits, models and management tools. In addition, the Bank features proper tools and proceedings allowing the Risk Management Committee and the Assets and Liabilities Committee to measure and administer this risk.

Risks to which those investment portfolios are exposed are monitored through historical simulation techniques of “Value at Risk” (VaR). The Bank applies the VaR methodology to calculate the market risk of the main positions adopted and the expected maximum loss based on a series of assumptions for a variety of changes in market conditions.

The Bank calculates the economic capital by market risk using the Value at Risk methodology, using the historical simulation approach.

In order to carry out the above mentioned simulation, the Bank needs to have the Price historical series of those instruments that compose the portfolio.

Prices are corrected by purging the effects of coupon payments and dividend payments, in the case of shares, in order to avoid affecting returns.

In this way the Bank obtains the prices of business days for each instrument between the valuation date and the oldest date, the latter to be established based on the days of history with which the Bank intends to calculate VaR.

Once the Bank has obtained the Price matrix, it proceeds to calculate price variations (10-days returns since it is the established Holding Period) occurred in the history during a period of time similar to the chosen holding period, for each instrument separately, obtaining the return matrix.

With the return matrix, in order to generate the different simulations of prices of each of the “n” instruments, the Bank multiplies the current price of each instrument by the relevant returns.

In order to get the portfolio simulations, the Bank multiplies instrument simulations by the position of each instrument in the portfolio and adds the positions of all instruments for each date.

Once all simulations are completed, the Bank obtains the critical value of the portfolio, giving the relevant percentage to confidence level chosen (99% confidence level).

Finally, the Economic Capital by market risk is obtained as the difference between the current value of the portfolio and the critical value previously obtained.

Interest Rate Risk

The interest rate risk is defined as the possibility that changes occur in the Bank's financial condition as a result of interest rate fluctuations with a negative impact on net financial income and its economic value.

Within the framework of the interest rate risk management the Bank features a series of policies, procedures and internal controls included in the Structural Risk Management Manual for this kind of risk.

The Bank calculates the risk of interest rate mismatches by making a sensitivity analysis of changes in the net value of assets upon an interest rate increase through the economic value approach with a VaR model.

For this purpose, the maximum potential loss in the net economic value of the assets and liabilities portfolio is determined considering a period of three months with a 99% confidence interval.

The EVM (Economic Value Model) is determined as the net sum of cash flows (losses) that the Bank can generate, discounted at market interest rate curve for each accounting item. If the market interest rate curve (used for the discount) is affected, the effect of such variation impacts directly on the Economic Value of the Bank. Generally speaking, reports related to EVM seek to analyze the Bank’s long-term solvency.

It is noteworthy that the use of that approach does not avoid losses beyond those limits in the event of the most significant market changes.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

As of December 31, 2017 and 2016, the Bank’s VaR by type of risk is as follows:

VaR of the trading and investment portfolio	12/31/2017	12/31/2016
Interest rate risk	3574	1822
Currency Exchange rate risk	37	30
Price risk	35	57

Foreign Currency Exchange Rate Risk

The Bank is exposed to fluctuations in foreign currency exchange rates in its financial position and cash flows. The larger proportion of assets and liabilities kept are related to US dollars.

The foreign currency position includes assets and liabilities reflected in pesos at the exchange rate as of the closing dates mentioned below. An institution’s open position comprises assets, liabilities and memorandum accounts stated in foreign currency, where an institution assumes the risk. Any devaluation / revaluation of those currencies would affect the Bank’s statement of income.

Foreign currency transactions are performed at the supply and demand exchange rates. The Bank’s open position, stated in Argentine pesos by currency, is disclosed in Exhibit L “Foreign currency balances” to the accompanying Condensed consolidated interim financial statements.

Operational Risk

Operational risk is defined as the risk of loss arising from the inadequacy or failure of internal processes, human errors and/or internal system failures, or those originated by external events. This definition includes the Legal Risk but excludes the Strategic Risk and Reputational Risk.

Within such framework, the legal risk –which may occur from within the Bank or externally- comprises, among other aspects, the exposure to penalties, sanctions or other economic consequences or results for failure to comply with any rule or regulation or contractual obligation.

On the other hand, the Bank implemented an operational risk management system that meets the guidelines and provisions established by the Central Bank in its Communiqué “A” 5398, as amended, and under Communiqué “A” 5272 the Central Bank provided for a minimum capital requirement under this description, effective as of February 1, 2012.

The operating risk management system is formed by:

a)	Organizational structure: the Bank has an Operational Risk Management that is in charge of managing operational risk and a Risk Management Committee.

b)	Policies: the Bank has a “Policy for the Operational Risk Management” approved by the Board of Directors, which define the main concepts, roles and responsibilities of the Board of Directors, the Operational Risk Committee, the Operational Risk and Technology Management and all the areas involved in this risk management.

c)	Procedures: the Bank features a procedure for the “Gathering of events and losses from Operational Risk” that includes a process to gather the Operational Events and Losses to register on a systematic basis the frequency, severity, category and other relevant aspects related to the events and losses from Operational Risk.

d)	The objective is to assess the Bank’s situation upon occurrence of events, in order to better understand the Operational Risk profile and, if applicable, take the necessary corrective actions.

In addition, the bank has a procedure that establishes the guidelines to prepare risk self-assessments and, in the event of risks exceeding allowed tolerance levels, guidelines to establish risk indicators and action plans.

e)	Systems: the Bank has a comprehensive system that allows managing all Operational and Technology Risks.

f)	Database: The Bank has an operational risk event database prepared pursuant to the guidelines established in Communiqué “A” 4904, as supplementary.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

g)	Information systems to measure risks: The Risk Management Department generates and sends, on a quarterly basis, reports to the Board of Directors, the Risk Management Committee and the Senior Management. With such reports the Risk Management Department communicates the results of the follow-up of the management of the main risks to which the Bank is exposed. Each report contains information on risk measurement, evolution, trends, principal exposures, control of main limits and the capital level required for each type of risk.

At the meeting of the Integral Risk Management Committee, the Risk Management Department shall submit for consideration the results of the performance of such department and the reports issued during the period under analysis. The resolutions adopted by the Committee shall be recorded in Minutes to be considered by the Board of Directors, who shall subsequently approve, in this manner, the performance and risk level of the analyzed period.

h)	Stress tests: stress tests are a support tool to manage risks and a supplement of the results reported by the measurement models of the different risks, which in general show risk measurements that are valid for “normal situations”.

They also are an instrument to evaluate the risk profile since they are used to quantify the potential impact in a situation of significant fluctuation of the variables affecting each risk. Stress tests are as well used in the process of internal assessment of economic capital sufficiency.

Stress tests are aimed at evaluating the Bank’s financial vulnerability potential faced with the sensibility of the main variables affecting each risk. Generally, it is considered a variation of low probability of occurrence, but if materialized may cause significant excess of the tolerance limits established for each risk.

i)	Assessment of economic capital sufficiency: each year, the Bank calculates the economic capital for those risks which, for their significance, may, eventually, affect the Bank’s solvency.

At present, the Bank calculates the economic capital of the following risks: Credit, Concentration, Market, Operational, Interest Rate, Liquidity and Concentration of Funding Sources, Securitization, Reputational and Strategic.

Risk management is directly related to economic capital assessment. Thus, it is expected that with a better management and follow-up, the Bank will need to allocate less amount of capital.

Based on the internal models developed, Banco Macro manages its risks, determines its risk profile and calculates, therefore, the necessary capital to develop its activities and businesses, adjusting each risk to its relevant exposure level.

j)	Transparency: As a supplement to this Manual and as part of the Corporate Governance policy, the Bank features an Information Policy aimed at allowing shareholders, investors and the market in general to evaluate aspects of the Bank related to capital, risk exposure, risk assessment procedures and capital adequacy.

42.	ADDITIONAL DISCLOSURES

The table below shows the amounts corresponding to the detail of Government and private debt securities as of March 31, 2018, December 31, 2017 and 2016.

DESCRIPTION	03/31/2018	12/31/2017	12/31/2016
Debt securities at fair value through profit or loss
Government debt securities	566,287	720,015	276,780
Private securities	38,908	366,013	55,701
Total debt securities at fair value through profit or loss	605,195	1,086,028	332,481

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 45)

(Figures expressed in thousands of Pesos)

DESCRIPTION (contd.)	03/31/2018	12/31/2017	12/31/2016
Other debt securities
At fair value through OCI
Government debt securities	1,105,349	1,090,423	3,983,642
Central Bank internal bills	32,968,625	32,655,908	15,132,569
Private securities		18,583	423,456
At amortized cost
Government debt securities	116,908	121,723	124,885
Private securities	554,801	817,128	730,947
Total other debt securities	34,745,683	34,703,765	20,395,499
Equity instruments
At fair value through profit or loss	110,231	282,659	406,868
Total equity instruments	110,231	282,659	406,868

43.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT OF THE FINANCIAL AND CAPITAL SYSTEM

The international and local macroeconomic context generates a certain degree of uncertainty regarding its future progress as a result of political events and the level of economic growth, among other issues. In addition, at a local level, there is an increase in the prices for other relevant economic variables, such as salary costs, interest rates, quotes and prices of the main raw materials.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the financial statements for future periods.

44.	EVENTS AFTER REPORTING PERIOD

No events occurred between the end of the reporting period and the issuance of the accompanying condensed consolidated interim Financial Statements that may materially affect the financial position or the profit and loss for the period, not disclosed in the accompanying Financial Statements.

45.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These Condensed consolidated interim financial statements are presented in accordance with the accounting framework established by the Central Bank, as mention in Note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

	03/31/2018	12/31/2017	12/31/2016

COMMERCIAL

In normal situation	56,138,563	48,364,751	34,766,790
With Senior “A” guarantees and counter-guarantees	3,586,677	3,822,852	2,545,541
With Senior “B” guarantees and counter-guarantees	8,296,067	7,594,429	5,297,800
Without Senior guarantees or counter-guarantees	44,255,819	36,947,470	26,923,449

Subject to special monitoring	336,826	299,221	27,887
In observation
With Senior “A” guarantees and counter-guarantees	4,361	6,042
With Senior “B” guarantees and counter-guarantees	120,672	66,613	18,875
Without Senior guarantees or counter-guarantees	211,793	226,566	9,012

Troubled	33,012	37,164	50,039
With Senior “A” guarantees and counter-guarantees		3,441
With Senior “B” guarantees and counter-guarantees	21,528	22,971	50,039
Without Senior guarantees or counter-guarantees	11,484	10,752

With high risk of insolvency	138,165	144,001	137,431
With Senior “A” guarantees and counter-guarantees	388	729	1,882
With Senior “B” guarantees and counter-guarantees	103,313	86,437	61,374
Without Senior guarantees or counter-guarantees	34,464	56,835	74,175

Irrecoverable	50,965	6,500	7,372
With Senior “B” guarantees and counter-guarantees	18,605		813
Without Senior guarantees or counter-guarantees	32,630	6,500	6,559

Subtotal Commercial	56,697,531	48,851,637	34,989,519

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT B

(Continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

	03/31/2018	12/31/2017	12/31/2016

CONSUMER AND MORTGAGE

Performing	92,500,842	85,407,541	55,204,350
With Senior “A” guarantees and counter-guarantees	1,913,915	2,140,761	771,053
With Senior “B” guarantees and counter-guarantees	9,068,692	7,272,856	2,573,886
Without Senior guarantees or counter-guarantees	81,518,235	75,993,924	51,859,411

Low risk	1,604,453	1,050,600	555,222
With Senior “A” guarantees and counter-guarantees	12,463	7,823	1,486
With Senior “B” guarantees and counter-guarantees	53,065	32,681	20,699
Without Senior guarantees or counter-guarantees	1,538,925	1,010,096	533,037

Medium risk	763,942	647,332	443,357
With Senior “A” guarantees and counter-guarantees	821	1,447	3,188
With Senior “B” guarantees and counter-guarantees	19,096	13,672	7,676
Without Senior guarantees or counter-guarantees	744,025	632,213	432,493

High risk	518,232	479,925	317,466
With Senior “A” guarantees and counter-guarantees	476	496	2,099
With Senior “B” guarantees and counter-guarantees	21,882	18,106	20,486
Without Senior guarantees or counter-guarantees	495,874	461,323	294,881

Irrecoverable	185,948	148,425	92,508
With Senior “B” guarantees and counter-guarantees	16,191	18,375	18,222
Without Senior guarantees or counter-guarantees	169,757	130,050	74,286

Irrecoverable according to Central Bank's rules	505	249	210
Without Senior guarantees or counter-guarantees	505	249	210

Subtotal consumer and mortgage	95,573,922	87,734,072	56,613,113
Total	152,271,453	136,585,709	91,602,632

This exhibit disclosures the contractual figures as established by Central Bank of Argentina. The conciliation with the condensed consolidated interim balance sheet, is listed below:

As of 03/31/2018
Loans and other financing	147,618,804
+ Allowances for loans and other financing losses	3,015,535
+ Amortized cost and fair value adjustment	293,887
+ Private securities - Debt Securities in Financial Trusts	560,339
Guarantees provided and contingent liabilities	782,888
Total computable concepts	152,271,453

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

	03/31/2018		12/31/2017		12/31/2016
Number of customers	Cutoff balance	% of total portfolio	Cutoff balance	% of total portfolio	Cutoff balance	% of total portfolio

10 largest customers	11,617,674	7.63	10,886,705	7.97	6,363,324	6.95
50 next largest customers	14,435,878	9.48	11,082,657	8.11	9,003,785	9.83
100 next largest customers	8,986,743	5.90	7,511,713	5.50	5,580,023	6.09
Other customers	117,231,158	76.99	107,104,634	78.42	70,655,500	77.13

Total	152,271,453	100.00	136,585,709	100.00	91,602,632	100.00

(1) See Exhibit B

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector - Central Bank	218	119,124	145,310	268,186	581,312	930,085	733,895	2,778,130

Financial sector		1,387,902	943,279	617,696	607,217	880,580	47,293	4,483,967

Non-financial private sector and foreign residents	1,024,674	43,328,997	19,524,011	18,597,832	23,557,459	33,199,624	61,010,219	200,242,816

Total	1,024,892	44,836,023	20,612,600	19,483,714	24,745,988	35,010,289	61,791,407	207,504,913

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector - Central Bank		51,827	225,501	183,337	543,855	982,347	876,255	2,863,122

Financial sector		892,707	452,162	715,857	767,396	1,009,635	259,275	4,097,032

Non-financial private sector and foreign residents	889,510	36,721,574	18,795,821	17,988,857	20,395,038	30,679,594	53,884,831	179,355,225

Total	889,510	37,666,108	19,473,484	18,888,051	21,706,289	32,671,576	55,020,361	186,315,379

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2016

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector - Central Bank		748,521	127,713	384,876	142,487	272,196	230,432	1,906,225

Financial sector		404,396	516,771	488,482	389,927	255,790	74,260	2,129,626

Non-financial private sector and foreign residents	542,275	29,757,384	13,015,559	12,247,535	13,861,833	19,345,839	25,649,597	114,420,022

Total	542,275	30,910,301	13,660,043	13,120,893	14,394,247	19,873,825	25,954,289	118,455,873

This exhibit disclosures contractual cash flows that include interests and accesories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT E

CONSOLIDATED DETAILED INFORMATION ON INTERESTS IN OTHER COMPANIES

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

								Information of the issuer
	Shares of interest								Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount 03/31/2018	Amount 12/31/2017	Amount 12/31/2016	Main business activity	Year- end date / Period	Capital stock	Shareholders' equity	Income for the year / Period

In complementary services companies
Associates and joint ventures
Local
Prisma Medio de Pagos	Common	1	1	1,141,503	196,568	142,600	67,583	Processing services	12-31-17	15,000	2,511,180	2,432,494
Joint Ventures (UTE)					90,760	75,520	56,001	Management of tax services
Subtotal local					287,328	218,120	123,584

Total in complementary services associates companies and join ventures					287,328	218,120	123,584

Total in complementary servicies companies					287,328	218,120	123,584

In other asociates
- Associates and joint ventures
Local
Macro Warrants S.A.	Common	1	1		671	827	684	Issue of warrants	12-31-17	1,000	13,417	884
Subtotal local					671	827	684
Total in other asociates					671	827	684

Total investments in other companies					287,999	218,947	124,268

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

	Origination Value at beginning	Useful life			Depreciation for the period				Residual value at the
Item	of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	end of the period

Cost measurement
Buildings	4,479,080	50	2,465	101,575	262,009	9,155	18,437	271,291	4,108,679
Furniture and facilities	367,151	10	8,745	1,052	135,457		8,862	144,319	230,525
Machinery and equipment	1,046,209	5	166,175	110,685	570,491		47,046	617,537	484,162
Vehicles	117,488	5	6,327	1,503	78,198	1,012	4,580	81,766	40,546
Other	27			3					24
Work in progress	2,076,352		327,617	34,224					2,369,745

Total property, plant and equipment	8,086,307		511,329	249,042	1,046,155	10,167	78,925	1,114,913	7,233,681

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

	Origination Value at				Depreciation for the fiscal year				Residual
Item	beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the fiscal year	At the end	value at the end of the fiscal year

Cost measurement
Buildings	4,440,545	50	46,353	7,818	224,692	30,695	68,012	262,009	4,217,071
Furniture and facilities	318,675	10	48,718	242	101,332	242	34,367	135,457	231,694
Machinery and equipment	802,315	5	259,261	15,367	415,260	2,548	157,779	570,491	475,718
Vehicles	97,543	5	24,883	4,938	66,666	3,800	15,332	78,198	39,290
Other	39			12					27
Work in progress	1,215,539		913,343	52,530					2,076,352

Total property, plant and equipment	6,874,656		1,292,558	80,665	807,950	37,043	275,490	1,046,155	7,040,152

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT F

(Continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

	Origination Value at beginning	Useful life			Depreciation for the period				Residual value at the
Item	of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	end of the period

Cost measurement

Other investment properties	1,959,459	50	129,287	263,309	15,677	1,772	1,409	15,314	1,810,123

Total investment property	1,959,459		129,287	263,309	15,677	1,772	1,409	15,314	1,810,123

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

	Origination Value at				Depreciation for the fiscal year				Residual
Item	beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the fiscal year	At the end	value at the end of the fiscal year

Cost measurement

Other investment properties	1,754,087	50	245,300	39,928	17,934	7,839	5,582	15,677	1,943,782

Total investment property	1,754,087		245,300	39,928	17,934	7,839	5,582	15,677	1,943,782

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

	Origination Value at beginning	Useful life			Depreciation for the period				Residual value at the
Item	of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	end of the period

Cost measurement

Licenses	350,735	5	12,434		129,954		16,237	146,191	216,978

Other intangible assets	1,403,278	5	143,021	6,352	743,376		66,270	809,646	730,301

Total intangible assets	1,754,013		155,455	6,352	873,330		82,507	955,837	947,279

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

	Origination Value at				Depreciation for the fiscal year				Residual
Item	beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the fiscal year	At the end	value at the end of the fiscal year

Cost measurement

Goodwill - Bussiness combination	20,609		35,596	56,205

Licenses	185,252	5	165,623	140	76,625	2	53,331	129,954	220,781

Other intangible assets	1,060,153	5	649,649	306,524	533,211	156,867	367,032	743,376	659,902

Total investment property	1,266,014		850,868	362,869	609,836	156,869	420,363	873,330	880,683

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

	03/31/2018		12/31/2017		12/31/2016
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	9,927,195	6.64	9,022,672	6.26	7,222,118	6.45
50 next largest customers	8,401,864	5.62	8,056,114	5.59	7,316,128	6.54
100 next largest customers	5,111,118	3.42	4,988,300	3.46	4,255,954	3.80
Other customers	126,047,916	84.32	122,062,091	84.70	93,068,605	83.21

Total	149,488,093	100.00	144,129,177	100.00	111,862,805	100.00

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	124,781,854	22,996,848	2,308,234	1,079,728	92,934	7,519	151,267,117

From the non-financial government sector	11,302,682	2,476,551	164,391	5,054	17,595		13,966,273
From the financial sector	93,158						93,158
From the non-financial private sector and foreign residents	113,386,014	20,520,297	2,143,843	1,074,674	75,339	7,519	137,207,686

Liabilities at fair value through profit or loss	12,755						12,755

Derivative instruments	13,656						13,656

Repo Transactions	9,245						9,245

Other financial institutions	9,245						9,245

Other financial liabilities	8,887,341	25,271	9,290	15,279	24,786	158,551	9,120,518

Financing received from the Central Bank of Argentina and other financial institutions	22,160	279,285	12,861	33,434	65,784	135,822	549,346

Issued corporate bonds		404,300		404,300	808,600	6,642,069	8,259,269

Subordinated corporate bonds		271,935		271,935	543,869	11,864,404	12,952,143

Total	133,727,011	23,977,639	2,330,385	1,804,676	1,535,973	18,808,365	182,184,049

This exhibit disclosoures contractual future cash flows that included interests and accesories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	122,606,290	19,818,078	2,777,820	538,046	28,735	7,852	145,776,821

From the non-financial government sector	11,486,433	1,149,425	319,233	1,131	17,565		12,973,787
From the financial sector	81,359						81,359
From the non-financial private sector and foreign residents	111,038,498	18,668,653	2,458,587	536,915	11,170	7,852	132,721,675

Liabilities at fair value through profit or loss	6,450						6,450

Derivative instruments	23,107						23,107

Repo Transactions	2,688,093						2,688,093

Other financial institutions	2,688,093						2,688,093

Other financial liabilities	10,336,524	21,720	10,720	16,518	25,559	163,965	10,575,006

Financing received from the Central Bank of Argentina and other financial institutions	727,440	91,695	11,605	15,967	34,289	94,109	975,105

Issued corporate bonds			118,044			4,620,570	4,738,614

Subordinated corporate bonds			80,260			7,509,680	7,589,940

Total	136,387,904	19,931,493	2,998,449	570,531	88,583	12,396,176	172,373,136

This exhibit disclosoures contractual future cash flows that included interests and accesories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2016

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	93,898,937	17,277,022	1,752,894	314,926	9,514	3,643	113,256,936

From the non-financial government sector	7,114,659	2,189,871	266,598	86,676	117		9,657,921
From the financial sector	55,866						55,866
From the non-financial private sector and foreign residents	86,728,412	15,087,151	1,486,296	228,250	9,397	3,643	103,543,149

Repo Transactions	1,095,634						1,095,634

Other financial institutions	1,095,634						1,095,634

Other financial liabilities	5,638,427	480,634	6,909	6,868	10,826	147,157	6,290,821

Financing received from the Central Bank of Argentina and other financial institutions	838,138	49,164	90,378	14,207	9,867	12,780	1,014,534

Issued corporate bonds		1,696,838					1,696,838

Subordinated corporate bonds			213,978	213,978	427,955	9,763,723	10,619,634

Total	101,471,136	19,503,658	2,064,159	549,979	458,162	9,927,303	133,974,397

This exhibit disclosoures contractual future cash flows that included interests and accesories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

	Balances at beginning of		Decreases
Breakdown	fiscal year	Increases	Reversals	Charge off	03/31/2018	12/31/2017	12/31/2016

For Administrative, disciplinary and criminal sanctions	718				718	718	9,110

Other	694,201	165,825	210	125,902	733,914	694,201	325,897

Total Provisions	694,919	165,825	210	125,902	734,632	694,919	335,007

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT K

CONSOLIDATED COMPOSITION OF CAPITAL STOCK

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

Shares				Capital stock

			Votes per	Issued
Class	Stock number	Face Value	share	Outstanding	Paid in

Registered common stock A	11,235,670	1	5	11,236	11,236

Registered common stock B	658,427,351	1	1	658,427	658,427

Total	669,663,021			669,663	669,663

CONSOLIDATED COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

Shares				Capital stock

			Votes per	Issued
Class	Stock number	Face Value	share	Outstanding	Paid in

Registered common stock A	11,235,670	1	5	11,236	11,236

Registered common stock B	658,427,351	1	1	658,427	658,427

Total	669,663,021			669,663	669,663

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT K

CONSOLIDATED COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2016

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

Shares				Capital stock

			Votes per	Issued
Class	Stock number	Face Value	share	Outstanding	Paid in

Registered common stock A	11,235,670	1	5	11,236	11,236

Registered common stock B	573,327,358	1	1	573,327	573,327

Total	584,563,028			584,563	584,563

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY BALANCES

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

	03/31/2018					12/31/2017	12/31/2016
	Total Parent company and	Total per currency
Items	local branches	US dollar	Euro	Real	Other	Total	Total
ASSETS
Cash and deposits in banks	13,224,819	13,090,912	85,897	17,817	30,193	21,049,392	21,394,875
Debt securities at fair value through profit or loss	112,112	112,112				50,860	12,788
Derivative instruments	30	30				564
Other financial assets	1,222,405	1,222,405				877,247	377,549
Loans and other financing	22,783,768	22,783,768				18,962,656	10,239,592
To the non-financial government sector	1	1
Other financial intitutions	502,124	502,124				176,887	95,792
From the non-financial private sector and foreign residents	22,281,643	22,281,643				18,785,769	10,143,800
Other debt securities	1,095,086	1,095,086				1,094,063	1,916,324
Financial assets delivered as guarantee	263,778	262,287	1,491			246,958	98,977
Investments in equity instruments	4,530	4,530				19,769	149,801
Investments in subsidieries, associates and joint ventures						1	78

Total	38,706,528	38,571,130	87,388	17,817	30,193	42,301,510	34,189,984

LIABILITIES
Deposits	30,004,449	30,004,435	14			31,150,588	23,299,436
Non-financial government sector	1,409,875	1,409,875				3,927,033	852,177
Financial sector	54,026	54,026				45,895	27,972
Non-financial private sector and foreign residents	28,540,548	28,540,534	14			27,177,660	22,419,287
Other financial liabilities	1,475,676	1,439,395	35,570		711	1,382,688	965,308
Financing from Central Bank and other financial Institutions	265,165	265,165				887,321	131,361
Issued corporate bonds							1,684,636
Subordinated corporate bonds	8,257,754	8,257,754				7,565,759	6,376,537
Other non-financial liabilities	16,253	16,253				49,067	2,239

Total	40,019,297	39,983,002	35,584		711	41,035,423	32,459,517

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT N

CONSOLIDATED CREDIT ASSISTANCE TO RELATED PARTIES

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

		With high risk of insolvency / High risk
Item	In normal situation	Non- maturiry	Maturity	Irrecoverable	03/31/2018	12/31/2017	12/31/2016

Loans and other financing
Overdrafts	16,612				16,612	8,012	8,094
Without Senior guarantees or counter-guarantees	16,612				16,612	8,012	8,094
Documents	201,286				201,286	148,597	103,336
With Senior “A” guarantees and counter-guarantees	10,861				10,861	6,160	7,263
Without Senior guarantees or counter-guarantees	190,425				190,425	142,437	96,073
Mortgage and pledge	18,285			171	18,456	20,797	16,313
With Senior “B” guarantees and counter-guarantees	17,270			171	17,441	20,053	16,165
Without Senior guarantees or counter-guarantees	1,015				1,015	744	148
Personal	32				32	119	1,220
Without Senior guarantees or counter-guarantees	32				32	119	1,220
Credit cards	40,707				40,707	40,353	24,177
Without Senior guarantees or counter-guarantees	40,707				40,707	40,353	24,177
Other	152,103	2,703	3,996		158,802	134,820	163,910
With Senior “B” guarantees and counter-guarantees	2,057				2,057
Without Senior guarantees or counter-guarantees	150,046	2,703	3,996		156,745	134,820	163,910
Total loans and other financial	429,025	2,703	3,996	171	435,895	352,698	317,050

Debt securities						83,561

Equity instruments						25	475

Eventual commitments	31,801				31,801	59,696	23,986

Total	460,826	2,703	3,996	171	467,696	495,980	341,511

Provisions	4,355	2,567	3,797	85	10,804	3,948	3,578

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT P

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

	Amortized	Fair value with changes in in other comprehensive	Fair value with changes in result Obligatory	Fair value hierarchy
Item	cost	income	measurement	Level 1	Level 2	Level 3

FINANCIAL ASSETS
Cash and deposits in banks
Cash	7,386,019
Financial institutions and correspondents	21,839,851
Other	214,929
Debt securities at fair value through profit or loss			605,195	432,733	133,554	38,908
Derivative instruments			4,562	603	3,959
Repo transactions
Other financial institutions	587,283
Other financial assets	2,641,434		413,526	321,772		91,754
Loans and other financing
To the non-financial government sector	1,886,029
Other financial institutions	4,041,993
To the non-financial private sector and foreign residents
Overdrafts	12,015,394
Documents	18,200,513
Mortgage loans	10,226,453
Pledge loans	4,133,025
Personal loans	51,663,351
Credit cards	26,350,022
Financial leases	550,474
Other	18,551,550
Other debt securities	671,709	34,073,974		34,073,974
Financial assets delivered as guarantee	4,718,832		10,325		10,325
Investments in equity instruments			110,231	70,035		40,196
TOTAL FINANCIAL ASSETS	185,678,861	34,073,974	1,143,839	34,899,117	147,838	170,858

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT P

(Continued)

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

	Amortized	Fair value with changes in in other comprehensive	Fair value with changes in result Obligatory	Fair value hierarchy
Item	cost	income	measurement	Level 1	Level 2	Level 3

FINANCIAL LIABILITIES
Deposits
From the non-financial government sector	13,846,676
From the financial sector	93,158
From the non-financial private sector and foreign residents
Checking accounts	20,381,669
Savings accounts	43,307,653
Time deposits and Investment accounts	66,906,920
Other	4,952,017
Liabilities at fair value with changes in result			12,755	12,755
Derivative instruments			13,656	974	12,682
Repo transactions
Other financial institutions	9,245
Other financial liabilities	9,093,898
Financing received from Central Bank and other financial institutions	486,995
Issued corporate bonds	4,913,044
Subordinated corporate bonds	8,257,754
TOTAL FINANCIAL LIABILITIES	172,249,029		26,411	13,729	12,682

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT P

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

	Amortized	Fair value with changes in in other comprehensive	Fair value with changes in result Obligatory	Fair value hierarchy
Item	cost	income	measurement	Level 1	Level 2	Level 3

FINANCIAL ASSETS
Cash and deposits in banks
Cash	6,761,426
Financial institutions and correspondents	27,484,927
Other	1,315,221
Debt securities at fair value through profit or loss			1,086,028	422,868	627,319	35,841
Derivative instruments			8,228	800	7,428
Repo transactions
Other financial institutions	1,419,808
Other financial assets	1,789,433		483,246	321,495		161,751
Loans and other financing
To the non-financial government sector	1,865,886
Other financial institutions	3,239,511
To the non-financial private sector and foreign residents
Overdrafts	8,829,302
Documents	17,272,106
Mortgage loans	8,057,475
Pledge loans	4,150,115
Personal loans	47,376,762
Credit cards	24,971,938
Financial leases	587,486
Other	16,308,093
Other debt securities	937,713	33,766,052		33,590,407	175,645
Financial assets delivered as guarantee	4,644,633	2,989,411	4,308	2,989,411	4,308
Investments in equity instruments			282,659	246,885		35,774
TOTAL FINANCIAL ASSETS	177,011,835	36,755,463	1,864,469	37,571,866	814,700	233,366

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT P

(Continued)

CONSOLIDATED CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

	Amortized	Fair value with changes in in other comprehensive	Fair value with changes in result Obligatory	Fair value hierarchy
Item	cost	income	measurement	Level 1	Level 2	Level 3

FINANCIAL LIABILITIES
Deposits
From the non-financial government sector	12,890,701
From the financial sector	81,359
From the non-financial private sector and foreign residents
Checking accounts	20,778,610
Savings accounts	44,531,793
Time deposits and Investment accounts	61,602,409
Other	4,244,305
Liabilities at fair value with changes in result			6,450	6,450
Derivative instruments			23,107	7,169	15,938
Repo transactions
Other financial institutions	2,688,093
Other financial liabilities	10,561,203
Financing received from Central Bank and other financial institutions	1,174,111
Issued corporate bonds	4,712,216
Subordinated corporate bonds	7,565,759
TOTAL FINANCIAL LIABILITIES	170,830,559		29,557	13,619	15,938

As of December 31, 2016, financial assets and liabilities at amortized cost amounted to 128,682,645 and 127,621,744, respectively.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF PROFIT OR LOSS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

Net financial Income/ Expense
Items	Obligatory measurement

For measurement of financial assets at fair value through profit or loss
Profit or loss from government securities	148,269
Profit or loss from private securities	51,073
Profit or loss from derivative financial instruments
Fowards transactions	3,295
Profit or loss from other financial assets	40,891
Profit or loss from loans and other financing	(14)
Non-Financial Private Sector
Other	9,628
From investment in equity instruments	(3,893)

Total	249,249

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF PROFIT OR LOSS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

Interest and adjustment for the aplication of the efective interest rate of financial assets measured at amortized cost	Net financial Income/ Expense

Interest income
For cash and bank deposits	2,971
For debt securities	567,509
For other financial assets	51,867
For loans and other financing
Financial sector	166,870
Non-financial private sector
Overdrafts	780,576
Mortgage loans	578,677
Pledge loans	148,830
Personal loans	4,574,925
Credit cards	1,356,201
Financial leases	33,858
Other	1,519,498
Cental Bank of Argentina	15,588
Other financial institutions	19,456

Total	9,816,916

Interest expenses
From deposits
Non-financial private sector
Saving accounts	53,634
Time deposits and investments accounts	2,955,937
For Financing received from Central Bank of Argentina and other financial institutions	13,381
For repo transactions
Other financial institutions	30,970
For other financial liabilities	1,879
For issued corporate bonds	200,828
For subordinated corporate bonds	139,050

Total	3,395,679

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF PROFIT OR LOSS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

Interest and adjustment for the aplication of the efective interest rate of financial assets measured at fair value through other comprehensive income	Income for the period	Other comprehensive income

From debt government securities	1,519,855	(61,750)
From investment in equity instruments		53,659

Total	1,519,855	(8,091)

Income for commissions	Income for the period

Commissions related to obligations	1,753,666
Commissions related to credits	18,281
Commissions related to loans commiments and financial guarantees	408
Commissions related to securities value	21,770
Commissions related to trading and foreign Exchange transactions	41,374
1,835,499

Expenses for commisions	Income for the period

Commissions related to transactions with debt securities	132
Other	184,793
184,925

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF PROFIT OR LOSS

AS OF MARCH 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

Net financial Income/ Expense
Items	Obligatory measurement

For measurement of financial assets at fair value through profit or loss
Profit or loss from government securities	615
Profit or loss from private securities	28,888
Profit or loss from other financial assets	(889)
Non-Financial Private Sector
Other	727

Total	29,341

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF PROFIT OR LOSS

AS OF MARCH 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

Interest and adjustment for the aplication of the efective interest rate of financial assets measured at amortized cost	Net financial Income/ Expense

Interest income
For cash and bank deposits	133
For private securities	15,181
For government securities	42,983
For other financial assets	51,639
Financial sector	101,182
Non-financial private sector
Overdrafts	651,747
Mortgage loans	179,315
Pledge loans	107,166
Personal loans	3,475,789
Credit cards	1,071,843
Financial leases	21,026
Other	535,747
Central Bank of Argentina	48,292
Other financial institutions	405,465

Total	6,707,508

Interest expenses
For deposits
Non-financial private sector
Saving accounts	23,971
Time deposits and investments accounts	2,103,562
For Financing received from Central Bank of Argentina and other financial institutions	2,287
For repo transactions
Other financial institutions	19,234
For other financial liabilities	12,910
For issued corporate bonds	3,301
For subordinated corporate bonds	111,321

Total	2,276,586

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF PROFIT OR LOSS

AS OF MARCH 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

Interest and adjustment for the aplication of the efective interest rate of financial assets measured at fair value through other comprehensive income	Income for the period	Other comprehensive income

For debt government securities	750,902	1,614
For investment in equity instruments		(22,526)

Total	750,902	(20,912)

Income for commissions	Income for the period

Commissions related to obligations	1,361,169
Commissions related to credits	20,094
Commissions related to loans commiments and financial guarantees	515
Commissions related to securities value	10,829
Commissions related to trading anf foreign Exchange transactions	32,439
1,425,046

Expenses for commisions	Income for the period

Other	154,444
154,444

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT R

VALUE CORRECTION FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 45)

(Figures stated in thousands of pesos)

	Balances at beginning of the		Decreases
Item	fiscal year	Increases	Reversals	Charge off	03/31/2018	12/31/2017	12/31/2016

Other financial assets	5,131	134	41	1,231	3,993	5,131	4,147
Loans and other financing
Other financial institutions	31,251	2,754	4,701		29,304	31,251	17,256
To the non-financial private sector and foreign residents
Overdrafts	139,833	45,631	6,297	9,022	170,145	139,833	134,725
Documents	200,750	22,637		8,797	214,590	200,750	123,881
Mortgage loans	152,116	47,988	1,912	6,634	191,558	152,116	74,824
Pledge loans	74,380	2,484	2,343	350	74,171	74,380	41,816
Personal loans	1,207,470	318,414	267	155,882	1,369,735	1,207,470	814,696
Credit cards	590,482	110,651	959	51,302	648,872	590,482	442,882
Financial leases	6,487	27	485		6,029	6,487	3,994
Other	265,107	56,050	2,272	7,754	311,131	265,107	189,620
Other debt securities		5,538			5,538

Total of allowances	2,673,007	612,308	19,277	240,972	3,025,066	2,673,007	1,847,841

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED SEPARATE INTERIM BALANCE SHEET

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

Items	Notes	03/31/2018	12/31/2017	12/31/2016

ASSETS
Cash and Deposits in Banks		25,918,134	32,473,987	32,992,475
Cash		6,299,547	5,951,218	4,208,880
Central Bank of Argentina		17,981,678	21,939,645	26,666,365
Other Local and Foreign Entities		1,421,980	3,267,903	2,116,239
Other		214,929	1,315,221	991
Debt Securities at fair value through profit or loss		561,025	975,371	275,386
Derivative Financial Instruments	8	4,532	7,664	9,721
Repo Transactions	4	587,283	1,419,808	19,124
Other financial assets		2,404,869	1,523,930	743,194
Loans and other financing		135,956,101	122,173,846	81,475,324
Non-financial Public Sector		1,880,455	1,865,273	1,581,955
Other Financial Entities		4,794,192	4,191,658	1,713,170
Non-financial Private Sector and Foreign Residents		129.281.454	116,116,915	78,180,199
Other Debt Securities		33,291,991	33,611,201	17,974,087
Financial Assets delivered as guarantee	5	4,397,769	7,344,011	3,462,469
Investments in Equity Instruments		41,330	36,885	337,309
Investment in subsidiaries, associated and joint arrangements	11	3,952,755	3,662,374	3,081,485
Property, plant and equipment		6,767,259	6,586,803	5,636,685
Intangible Assets		920,041	858,336	635,261
Other Non-financial Assets		2,099,608	2,283,784	2,050,860
Non-current Assets held for sale		109,356	199,890	89,648
TOTAL ASSETS		217,012,053	213,157,890	148,783,028

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED SEPARATE INTERIM BALANCE SHEET

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

Items	Notes	03/31/2018	12/31/2017	12/31/2016

LIABILITIES
Deposits		136,600,299	132,716,174	102,498,623
Non-financial Public Sector		8,917,276	9,504,522	5,964,863
Financial Sector		93,156	81,357	55,861
Non-financial Private Sector and Foreign Residents		127.589.867	123,130,295	96,477,899
Liabilities at fair value through profit or loss		12,755	6,450	-
Derivative Financial Instruments	8	13,656	23,107	-
Repo Transactions	4	9,245	2,688,093	1,095,634
Other Financial Liabilities		8,459,577	9,808,877	5,895,687
Financing received from the Central Bank of Argentina and other financial entities		486,746	1,173,840	260,266
Issued Corporate Bonds	36	4,913,044	4,712,216	1,745,851
Current Income Tax Liabilities		3,637,861	3,642,484	1,544,046
Subordinated Corporate Bonds	36	8,257,754	7,565,759	6,376,537
Provisions		634,610	595,995	251,366
Deferred Income Tax Liabilities	21	325,174	416,850	1,280,028
Other Non-financial Liabilities		3,575,618	3,273,023	2,864,297
TOTAL LIABILITIES		166,926,339	166,622,868	123,812,335

SHAREHOLDERS’ EQUITY
Capital Stock	29	669,663	669,663	584,563
Non-capital contributions		12,428,461	12,428,461	399,499
Adjustments to Shareholders’ Equity		4,511	4,511	4,511
Earnings Reserved		20,363,386	20,363,386	14,384,820
Unappropiated Retained Earnings		12,864,441	2,799,084	2,990,757
Other Comprehensive Income		213,069	204,560	65,711
Net Income for the period		3,542,183	10,065,357	6,540,832
TOTAL SHAREHOLDERS’ EQUITY		50,085,714	46,535,022	24,970,693

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF INCOME

FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2018 AND 2017

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

Items	Notes	Quarter ended 03/31/2018	Quarter ended 03/31/2017	Accumulated from beginning of year up to 03/31/2018	Accumulated from beginning of year up to 03/31/2017

Interests income		10,385,699	6,703,822	10,385,699	6,703,822
Interests expense		3,137,139	2,077,397	3,137,139	2,077,397
Net Interests income		7,248,560	4,626,425	7,248,560	4,626,425
Commissions income	22	1,702,563	1,329,366	1,702,563	1,329,366
Commissions expense		157,616	137,959	157,616	137,959
Net Commissions income		1,544,947	1,191,407	1,544,947	1,191,407
Subtotal (Net Interests income +Net Commissions income)		8,793,507	5,817,832	8,793,507	5,817,832
Net Income from measurement of financial instruments at fair value through profit or loss		181,178	(117)	181,178	(117)
Loss from sold assets at amortized cost		(2,945)	(13,683)	(2,945)	(13,683)
Differences in quoted prices of gold and foreign currency	23	124,523	180,739	124,523	180,739
Other operating income		1,100,820	902,429	1,100,820	902,429
Provision for loan losses	24	517,081	317,832	517,081	317,832
Net Operating Income		9,680,002	6,569,368	9,680,002	6,569,368
Employee benefits	25	1,837,177	1,561,911	1,837,177	1,561,911
Administration expenses	26	1,262,104	902,158	1,262,104	902,158
Depreciation of Property, plant and equipment		147,192	116,415	147,192	116,415
Other Operating Expenses	27	1,818,335	1,275,755	1,818,335	1,275,755
Operating Income		4,615,194	2,713,129	4,615,194	2,713,129
Income from subisdiaries, associates and joint arrangements		399,956	260,941	399,956	260,941
Income before tax on continuing operations		5,015,150	2,974,070	5,015,150	2,974,070
Income tax on continuing operations	21	1,472,967	968,822	1,472,967	968,822
Net Income from continuing operations		3,542,183	2,005,248	3,542,183	2,005,248
Net Income for the period		3,542,183	2,005,248	3,542,183	2,005,248

Delfín Jorge Ezequiel Carballo
Chairperson

Items	Accumulated from beginning of year up to 03/31/2018	Accumulated from beginning of year up to 03/31/2017

Net Profit attributable to Parent’s shareholders	3,542,183	2,005,248
PLUS: Potential diluted earnings per common share

Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	3,542,183	2,005,248

Weighted average of outstanding common shares for the period	669,663	584,563

PLUS: Weighted average of the number of additional common shares with dilution effects

Weighted average of outstanding common shares for the period adjusted as per dilution effect	669,663	584,563

Basic earnings per share	5.2895	3.4303

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2018 AND 2017

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

Items	Notes	Quarter ended 03/31/2018	Quarter ended 03/31/2017	Accumulated from beginning of year up to 03/31/2018	Accumulated from beginning of year up to 03/31/2017

Net Income for the period		3,542,183	2,005,248	3,542,183	2,005,248
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion		53,659	(22,526)	53,659	(22,526)
Foreign currency translation differences for the period		53,659	(22,526)	53,659	(22,526)
Profit or loss for financial instruments measured at fair value through OCI (IFRS 9(4.1.2)(a)		(38,835)	8,587	(38,835)	8,587
Income for the period from financial instruments at fair value through OCI		(55,478)	13,210	(55,478)	8,587
Income tax		16,643	(4,623)	16,643
Interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method		(6,315)	(11,180)	(6,315)	(11,180)
Income for the period from interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method		(6,315)	(11,180)	(6,315)	(11,180)
Total Other Comprehensive Income that will be reclassified to profit or loss of the period		8,509	(25,119)	8,509	(25,119)
Total Other Comprehensive Income		8,509	(25,119)	8,509	(25,119)
Total Comprehensive Income		3,550,692	1,980,129	3,550,692	1,980,129

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2018 AND 2017

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

	Capital Stock	Non-capital. Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Outstanding shares	Stock Issuance Premium	Adjustments to Shareholders´ Equity	Accumulat. Foreign Currency translation differences in financial statements	Other	Legal	Other	Unappropiated Retained Earnings	Total Equity net of Controlling Interests	Total Equity

Balance at the beginning of fiscal year	669,663	12,428,461	4,511	137,148	67,412	4,994,932	15,368,454	12,864,441	46,535,022	46,535,022
Total comprehensive income for the period
- Net income for the period							3,542,183	3,542,183	3,542,183
- Other comprehensive income for the period					53,659	(45,150)			8,509	8,509
Balance at the end of the period	669,663	12,428,461	4,511	190,807	22,262	4,994,932	15,368,454	16,406,624	50,085,714	50,085,714

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2018 AND 2017

(Translation of the Financial statements originally iddued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

	Capital Stock	Non-capital. Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Outstanding shares	Stock Issuance Premium	Adjustments to Shareholders´ Equity	Accumulat. Foreign Currency translation differences in financial statements	Other	Legal	Other	Unappropiated Retained Earnings	Total Equity net of Controlling Interests	Total Equity

Balance at the beginning of fiscal year	584,563	399,499	4,511		65,711	3,686,472	10,698,348	9,531,589	24,970,693	24,970,693
Total comprehensive income for the period
- Net income for the period								2,005,248	2,005,248	2,005,248
- Other comprehensive income for the period				(22,526)	(2,593)				(25,119)	(25,119)
Balance at the end of the period	584,563	399,499	4,511	(22,526)	63,118	3,686,472	10,698,348	11,536,837	26,950,822	26,950,822

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2018 AND 2017

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

Items	Notes	03/31/2018	03/31/2017

CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period before Income Tax		5,015,150	2,974,070
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		147,192	116,415
Provision for loan losses		517,081	317,832
Other adjustments		(588,679)	(121,489)
Net increase / decrease from operating assets:
Debt Securities at fair value though profit and loss		414,302	(10,169)
Derivative financial instruments		3,132	4,244
Repo transactions		832,525	(7,389,398)
Loans and other financing
Non-financial public sector		(15,182)	1,056,277
Other financial entities		(602,534)	(123,633)
Non-financial private sector and foreign residents		(13,681,620)	(6,390,831)
Other debt securities		9,102,463	(9,635,484)
Financial assets delivered as guarantee		2,946,242	1,155,962
Investments in equity instruments		(4,445)	308,788
Other assets		(1,030,179)	(969,190)
Net increase / decrease from operating liabilities:
Deposits
Non-financial public sector		(587,246)	2,567,021
Financial sector		11,799	(4,997)
Other financial entities
Non-financial private sector and foreign residents		4,459,572	(816,491)
Liabilities at fair value through profit or loss		6,305
Derivative financial instruments		(9,451)
Repo transactions		(2,678,848)	(1,066,161)
Other liabilities		(2,605,269)	(571,668)
Payments for Income Tax		(741,629)	(491,926)
TOTAL CASH FROM OPERATING ACTIVITIES (A)		910,681	(19,090,828)

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS PERIODS ENDED 31 MARCH 2018 AND 2017

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

Items	Notes	03/31/2018	03/31/2017

CASH FLOWS FROM INVESTING ACTIVITIES
Payments:
Acquisition of PPE, intangible assets and other assets		(168,168)	(281,096)
TOTAL CASH USED IN INVESTING ACTIVITIES (B)		(168,168)	(281,096)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Non-subordinated corporate bonds			(1,766,904)
Financing from local financial entities			(1,628)
Proceeds:
Central Bank of Argentina		1,822	14
Financing to local financial entities		152,196
Other proceeds related to financing activities			1,646
TOTAL CASH RECEIVED FROM / (USED IN) FINANCING ACTIVITIES (C)		154,018	(1,766,872)

EFFECT OF EXCHANGE RATE FLUCTUATIONS (D)		1,330,825	19,131

TOTAL CHANGES IN CASH FLOWS

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (A+B+C+D)		2,227,356	(21,119,665)

CASH AND CASH EQUIVALENTS AT THE BEGINNING THE FISCAL YEAR	28	37,302,039	47,150,300

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	28	39,529,395	26,030,635

Delfín Jorge Ezequiel Carballo
Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies, as well as to individuals, strengthening in this way its goal to be a multi-service bank. In addition, the Bank performs certain transactions through its subsidiaries banco del Tucumán S.A., Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities S.A., Macro Fiducia S.A. and Macro Fondos SGFCISA.

Macro Compañía Financiera S.A. was created in the year 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro S.A.

The Bank´s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to list on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during the fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán SA.

On May 15, 2018, the Bank’s Board of Directors approved the issuance of the accompanying condensed separate interim financial statements.

2.	OPERATIONS OF THE BANK

Note 2 to the Condensed consolidated interim financial statements includes a detailed description of the agreements that relate the Bank and its subsidiary Banco del Tucumán to the provincial Governments.

3.	BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

On February 12, 2014 the Central Bank, through Communiqué “A” 5541 established the general guidelines towards conversion to the IFRS issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision, for the annual fiscal years beginning on January 1, 2018 as well as those of interim-periods.

Additionally, through Communiqué “A” 6114, the Central Bank set specific guidelines within the scope of such convergence process, among which it defined (i) the transitory exception to the application of section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55) up to the fiscal years beginning as of January 1, 2020; and (ii) that in order to calculate the effective interest rate of assets and liabilities so requiring it for the measurement thereof, pursuant to IFRS 9, transitorily up to 31 December 2019, the Bank may make a global estimate of the calculation of the effective interest rate on a group of financial assets or liabilities with similar characteristics which shall be applied such effective interest rate. To the date of the accompanying condensed separate interim Financial Statements the Bank is in the process of quantifying the effect the application of section 5.5 “Impairment” mentioned in (i) above would have. Finally, through Communiqués “A” 6323 and 6324 and supplementary provisions the BRCA defined the minimum chart of accounts and the provisions applicable to the preparation and presentation of the financial statements of financial entities for the fiscal years beginning on January 1, 2018, respectively.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

The accounting policies comply with the IFRS presently approved and are applicable to the preparation of the first annual consolidated financial statements as provided for in the IFRS (December 31, 2018). Nevertheless, these accounting policies may be modified if, at the time of preparing such first annual Financial Statements under the IFRS, new rules or standards are issued or the current ones are amended, with compulsory application to such date, or if the Bank chooses to change the election of the exemptions under IFRS 1. As a general rule, the Central Bank does not admit the early application of any IFRS, unless it establishes any provision the contrary.

Note 3 to the Condensed consolidated interim financial statements present a detailed description of the basis for the presentation of such Financial statements. All that is explained therein shall apply to the accompanying Condensed separate interim financial statements, as well as the main accounting policies used and the relevant information of the subsidiaries.

Subsidiaries

As mentioned in Note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. As described in Note 3 to the Condensed consolidated interim financial statements, a Company controls other entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity, and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Consolidated and Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profits and losses of the entity after the date of acquisition or creation.

Share in profits and losses of subsidiaries and associates are recognized in the line “Income from subsidiaries, associates and joint arrangements” in the Statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for in the line “Income for the period for interest in other comprehensive income of subsidiaries, associates and joint arrangements accounted for using the participation method”, in the statement of other comprehensive income.

Transcription in the Books of Accounts

To the date of the accompanying Condensed separate interim financial statements, the same are in the process of being transcribed in the Bank’s Books of Account.

First-time Adoption of International Financial Reporting Standards in accordance with Central Bank Communiqué “A” 6114

Note 3 to the condensed consolidated interim Financial Statements explains the convergence process under Central Bank Communiqué “A” 6114, as well as the exceptions and exemptions used, situations applicable to the Bank separately. In addition, the following are the reconciliations required by such Communiqué of the Central Bank.

Required reconciliations

•	Reconciliation of equity as of December 31, 2016 (date of transition).

	Previous Central Bank Standards	Adjustments and Reclassifications	IFRS Balance
Total Assets	144,421,205	4,361,823	148,783,028
Total Liabilities	122,315,307	1,497,028	123,812,335
Net Shareholders’ Equity	22,105,898	2,864,795	24,970,693

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

Balance as of 12/31/2016	Net Shareholders’ Equity
According to previous Central Bank Standards	22,105,898
Adjustments and Reclassifications:
Loans and other financing	(233,010)
Investments in subsidiaries, associates and joint arrangements	342,505
Property, plant and equipment and investment property	4,262,884
Assets and liabilities for deferred taxes	(1,280,028)
Other non-financial liabilities	(341,878)
Other adjustments and reclassifications	114,322
Total adjustments and reclassifications	2,864,795
Net shareholders’ equity as of 12/31/2016 under Central Bank Communiqué “A” 6114	24,970,693

•	Reconciliation of equity as of December 31, 2017

	Previous Central Bank Standards	Adjustments and Reclassifications	IFRS Balance
Total Assets	211,023,163	2,134,727	213,157,890
Total Liabilities	167,892,616	(1,269,748)	166,622,868
Net Shareholders´ Equity	43,130,547	3,404,475	46,535,022

Balance as of 12/31/2017	Net Shareholders’ Equity
According to previous Central Bank Standards	43,130,547
Adjustments and Reclassifications:
Loans and other financing	(275,056)
Investments in subisdiaries, associates and joint arrangements	193,921
Property, plant and equipment and investment property	4,252,248
Assets and liabilities for deferred taxes	(416,850)
Other financial liabilities	(421,902)
Other adjustments and reclassifications	72,114
Total adjustments and reclassifications	3,404,475
Net shareholders’ equity as of 12/31/2017 under Central Bank Communiqué “A” 6114	46,535,022

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

•	Reconciliation of separate income and other comprehensive income for the three-month period ended March 31, 2017.

Reconciliation of income as of 03/31/2017	Net income for the period	Other comprehensive income	Comprehensive Income
According to previous Central Bank Standards	1,764,045
Interests income	(16,216)
Interest in subsidiaries, associates and joint arrangements	10,219
Administration expenses	90,850
Income Tax	100,054
Other adjustments	56,296
Financial Statements currency translation differences		(22,526)
Income from financial instruments at fair value through OCI		8,587
Interest in Other Comprehensive Income of subsidiaries, associates and joint arrangements		(11,180)
Total adjustments and reclassifications	241,203	(25,119)
Balance under Central Bank Communiqué “A” 6114	2,005,248	(25,119)	1,980,129

•	Explanatory notes to the adjustments on transition to IFRS

The main adjustments on transition to the standards established by Central Bank Communiqué “A” 6114 affecting equity as of December 31, 2016 (date of transition) and as of December 31, 2017, and the income and other comprehensive income for the three-month period ended March 31, 2017, are explained in Note 3 to the Condensed consolidated interim financial statements.

The proportional equity value of the subsidiaries was recalculated according to the equity method under IAS 28 “Investments in associates and joint ventures”.

•	New pronouncements

New pronouncements are described in Note 3 to the Condensed consolidated interim financial statements.

4.	REPO TRANSACTIONS

In the normal course of business, the Bank arranged repo transactions. A detail of these transactions is included in Note 4 to the condensed consolidated interim Financial Statements.

5.	FINANCIAL ASSETS DELIVERED AS GUARANTEE

As of March 31, 2018, and December 31, 2017 and 2016, the Bank delivered as guarantee the following financial assets:

	Carrying Amount
Description	03/31/2018	12/31/2017	12/31/2016
For transactions with the Central Bank	3,850,411	3,750,952	1,902,862
For securities forward contracts	10,325	2,993,719	1,201,029
For guarantee deposits	537,033	599,340	358,578
Total	4,397,769	7,344,011	3,462,469

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

The Bank’s Management considers there shall be no losses due to the restrictions on the above listed financial assets.

6.	LOSS ALLOWANCE – ALLOWANCE FOR UNCOLLECTIBILITY RISK FOR LOANS AND OTHER FINANCING LOSSES

Changes in allowances loan losses as of March 31, 2018 are disclosed in Exhibit R “Loss allowance – Allowance for uncolectibility risk” in the accompanying condensed separate interim Financial Statements.

The table below presents the Bank’s changes in allowances as of December 31, 2017:

Amount
As of December 31, 2016	1,669,678
Increases	1,858,406
Reversals	1,033,661
Charge-off	19,205
As of December 31, 2017	2,475,218

7.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. Although these transactions are not recognized in the Balance sheet, since they imply a possible obligation or liability for the Bank, they expose the Bank to additional credit risk to those recognized in the Balance sheet and are, therefore, an integral part of the total risk of the Bank.

As of March 31, 2018 and December 31, 2017 and 2016, the Bank maintains the following contingent transactions:

	03/31/2018	12/31/2017	12/31/2016

Overdraft and unused agreed credits	384,314	255,710	191,007
Guarantees granted	244,356	253,793	288,382
Liabilities for foreign trade transactions	154,661	90,274	163,308
	783,331	599,777	642,697

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy described in Note 41 to the Condensed consolidated interim financial statements.

8.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs derivative transactions for trading purposes. In Note 8 to the Condenseed consolidated interim financial statements, the Bank discloses the reasons and types of derivative financial transactions performed by the Bank.

The following tables show the notional values of these instruments, expressed in thousands, in the currency of origin. Notional values indicate the number of pending transactions at year end and are not indicative of either the market risk or the credit risk. Additionally, the bank presents the fair value of the derivative financial instruments recognized as assets or liabilities in the Balance sheet. Changes in fair values were accounted for in profit or loss, the breakdown of which is disclosed in Exhibit Q “Breakdown of profit or loss” or in the Statement of Other Comprehensive Income, as the case may be.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

	03/31/2018		12/31/2017		12/31/2016
Derivative Financial Instruments	Notional Value	Fair Value	Notional Value	Fair Value	Notional Value	Fair Value
Assets
Foreign currency forward purchase contracts without delivery of underlying asset	2,500	3,437	9,200	6,864
Foreign currency forward sales contract without delivery of underlying asset	11,000	1,095	2,500	800	7,900	9,721
Total derivatives for trading	13,500	4,532	11,700	7,664	7,900	9,721
Liabilities
Foreign currency forward purchase contracts without delivery of underlying asset	19,315	1,833	18,900	7,169
Foreign currency forward sales contract without delivery of underlying asset	16,800	11,823	25,600	15,938
Total derivatives for trading	36,115	13,656	44,500	23,107

9.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 9 to the condensed consolidated interim Financial Statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in the accompanying Financial Statements. In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Below we present the reconciliation between the balances at the beginning and the end of the period of the financial assets and liabilities recognized at fair value, using the valuation technical information based on the Bank’s own assumptions, as of March 31, 2018 and December 31, 2017:

	Fair values using valuation techniques based on the Bank’s own assumptions (level 3) March 31, 2018
Description	Debt Securities	Other Financial Assets	Investments in Equity Instruments
Balance at the beginning	35,841	161,751	33,197
Transfers to Level 3
Transfers from Level 3
Profit and Loss	6,637	355	3,941
Purchases, sales, issuance and settlement	(3,570)	(70,352)
Balance at end of period	38,908	91,754	37,138

	Fair values using valuation techniques based on the Bank’s own assumptions (level 3) December 31, 2017
Description	Debt Securities	Other Financial Assets	Investments in Equity Instruments
Balance at the beginning	45,834		14,741
Transfers to Level 3
Transfers from Level 3
Profit and Loss	5,661		18,771
Purchases, sales, issuance and settlement	(15,654)	161,751	(315)
Balance at end of period	35,841	161,751	33,197

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of March 31, 2018 and December 31, 2017 and 2016:

	03/31/2018
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial Assets
Cash and deposits in Banks	25,918,134	25,918,134			25,918,134
Repo transactions	587,283	587,283			587,283
Other financial assets	2,313,115	2,313,115			2,313,115
Loans and other financing	135,956,101		147,309	132,145,877	132,293,186
Other debt securities	665,134	688,596			688,596
Financial assets delivered as guarantee	4,387,444	4,387,444			4,387,444
	169,827,211	33,894,572	147,309	132,145,877	166,187,758

Financial Liabilities
Deposits	136,600,299	69,655,481	67,027,582		136,683,063
Other repo transactions	9,245	9,245			9,245
Other financial liabilities	8,459,577	7,129,735	1,331,101		8,460,836
Financing received from the Central Bank and other financial entities	486,746		488,764		488,764
Issued corporate bonds	4,913,044		4,387,694		4,387,694
Subordinated corporate bonds	8,257,754		8,118,959		8,119,959
	158,726,665	76,794,461	81,354,100		158,148,561

	12/31/2017
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial Assets
Cash and deposits in Banks	32,473,987	32,473,987			32,473,987
Repo transactions	1,419,808	1,419,808			1,419,808
Other financial assets	1,362,179	1,362,179			1,362,179
Loans and other financing	122,173,846		477,188	119,183,156	119,660,344
Other debt securities	931,281	945,655			945,655
Financial assets delivered as guarantee	4,350,292	4,350,292			4,350,292
	162,711,393	40,551,921	477,188	119,183,156	160,212,265

Financial Liabilities
Deposits	132,716,174	72,265,769	60,523,556		132,789,325
Other repo transactions	2,688,093	2,688,093			2,688,093
Other financial liabilities	9,808,877	8,515,027	1,299,660		9,814,687
Financing received from the Central Bank and other financial entities	1,173,840		1,176,126		1,176,126
Issued corporate bonds	4,712,216		4,432,977		4,432,977
Subordinated corporate bonds	7,565,759		7,710,790		7,710,790
	158,664,959	83,468,889	75,143,109		158,611,998

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

	12/31/2016
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial Assets
Cash and deposits in Banks	32,992,475	32,992,475			32,992,475
Repo transactions	19,124	19,124			19,124
Other financial assets	743,194	743,194			743,194
Loans and other financing	81,475,324		477,464	79,877,385	80,354,849
Other debt securities	841,943	841,943			841,943
Financial assets delivered as guarantee	2,261,440	2,261,440			2,261,440
	118,333,500	36,858,176	477,464	79,877,385	117,213,025

	12/31/2016
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Financial Liabilities
Deposits	102,498,623	54,202,915	48,367,480		102,570,395
Other repo transactions	1,095,634	1,095,634			1,095,634
Other financial liabilities	5,895,687	4,823,083	1,075,294		5,898,377
Financing received from the Central Bank and other financial entities	260,266		259,583		259,583
Issued corporate bonds	1,745,851		1,466,612		1,466,612
Subordinated corporate bonds	6,376,537		5,994,056		5,994,056
	117,872,598	60,121,632	57,163,024		117,284,657

10.	LEASES

As disclosed in Note 10 to the Condensed consolidated interim financial statements, the Bank performs financial lease transactions, as lessor and operating lessee.

The following table shows the reconciliation between the total gross investment of financial leases and the current value of the minimum payment receivables for such leases:

	03/31/2018		12/31/2017		12/31/2016
	Total Investment	Current Value of Minimum Payment Receivables	Total Investment	Current Value of Minimum Payment Receivables	Total Investment	Current Value of Minimum Payment Receivables
Up to 1 year	334,070	239,427	342,304	239,208	238,068	172,812
From 1 to 5 years	396,331	323,006	447,729	360,750	292,892	205,480
More than 5 years			175	172	2,601	2,598
	730,401	562,433	790,208	600,130	533,561	380,890

As of March 31, 2018, and December 31, 2017 and 2016, income for non-accrued interests amounted to 163,804, 186,708 and 152,671, respectively.

Additionally, the following table shows the future minimum payments for these operating lease contracts:

	03/31/2018	12/31/2017	12/31/2016
Up to 1 year	148.854	152.652	125.770
From 1 to 5 years	182.527	212.357	192.849
More than 5 years
	331.381	365.009	318.619

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

11.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

The Bank’s interests on associates and joint ventures are disclosed in Note 11 to the Condensed consolidated interim financial statements.

12.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the Senior Management member of the Risk Management Committee, Assets and Liabilities Committee and the Senior Credit Committee.

As of March 31, 2018 and December 31, 2017 and 2016, there is a total amount of 1,202,695, 1,358,575 and 316,742, respectively, as unpaid financial assistance granted by the Bank to its associates and related parties and deposits of its associates and related parties of 181,370, 108,606 and 141,184, respectively.

	Subsidiaries		Associates and other related parties
	Maximum balances as of 03/31/2018	Balance as of 03/31/2018	Maximum balances as of 03/31/2018	Balance as of 03/31/2018

Documents			202,358	201,286
Overdraft			40,262	15,058
Credit cards	274	263	41,313	35,654
Leases	6,630	6,630	2,041	2,003
Personal loans			13	13
Mortgage loans			13,861	13,822
Other loans	752,199	752,199	156,361	153,757
Guarantees granted	443	443	21,824	21,567
Total assistance	759,546	759,535	478,033	443,160
Deposits		181,370		1,696,950

	Subsidiaries		Associates and other related parties
	Maximum balances as of 12/31/2017	Balance as of 12/31/2017	Maximum balances as of 12/31/2017	Balance as of 12/31/2017

Documents			147,026	147,026
Overdraft			25,300	7,830
Credit cards	397	389	35,430	33,827
Leases	6,973	6,973	2,204	2,157

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

	Subsidiaries		Associates and other related parties
(Contd.)	Maximum balances as of 12/31/2017	Balance as of 12/31/2017	Maximum balances as of 12/31/2017	Balance as of 12/31/2017
Personal loans			18	17
Mortgage loans			13,559	13,526
Other loans	952,148	952,148	140,661	140,448
Guarantees granted	443	443	53,950	53,791
Total assistance	959,961	959,953	418,148	398,622
Deposits		108,606		2,364,042

	Subsidiaries		Associates and other related parties
	Maximum balances as of 12/31/2016	Balance as of 12/31/2016	Maximum balances as of 12/31/2016	Balance as of 12/31/2016

Documents			99,725	99,347
Overdraft			17,799	7,454
Credit cards	191	191	20,673	18,603
Leases	8,036	8.036	1,189	1,168
Personal loans			647	647
Mortgage loans			4,759	4,759
Other loans			175,770	161,287
Guarantees granted	885	885	14,532	14,365
Total assistance	9,112	9.112	335,094	307,630
Deposits		134,911		2,167,187

Transactions generated by the Bank with its subsidiaries and other related parties to it for transactions arranged within the scope of the usual and ordinary course of business, were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

As of March 31, 2018, December, 31 2017 and 2016, the income from loan transactions totaled 58,119, 83,850 and 15,781, respectively, while income generated from deposit transactions totaled 15,789, 163,814 and 141,184, respectively.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of March 31, 2018 and December 31, 2017 and 2016, totaled 16,407, 64,409 and 30,807 respectively.

In addition, fees received by the Directors as of March 31, 2018 and December 31, 2017 and 2016 amounted to 125,684, 421,033 and 205,822 respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

	03/31/2018	12/31/2017	12/31/2016
Board of Directors	13	13	12
Top Management members of the key management personnel	10	10	10
	23	23	22

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

13.	PROPERTY, PLANT AND EQUIPMENT

This accounting item includes all tangible assets owned by the Bank and used for its specific business.

Changes in these assets as of March 31, 2018 and December 31, 2017 are disclosed in Exhibit F “Changes in Property, Plant and Equipment”.

In addition, as of December 31, 2016 and as a result of applying the deemed cost to the Bank´s real properties, the balance of such assets amounts to 6,383,144.

14.	INVESTMENT PROPERTY

Changes in these assets as of March 31, 2018 and December 31, 2017 are disclosed in Exhibit F “Changes in Property, Plant and Equipment”.

In addition, as of December 31, 2016 and as a result of applying the deemed cost to the Bank´s real properties, the balance of such assets amounts to 1,726,340.

15.	INTANGIBLE ASSETS

Changes in these assets as of March 31, 2018 and December 31, 2017 are disclosed in Exhibit G “Changes in Intangible Assets”. As of December 31, 2016, the balance of such assets amounts to 635,261.

16.	BORROWING COSTS

Borrowing costs capitalized by the Bank are disclosed in Note 16 to the condensed consolidated interim Financial Statements.

17.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which in case it occurs, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions during the three-month period ended March 31, 2018.

The expected terms to settle these obligations are as follows:

	03/31/2018
	Within 12 months	Beyond 12 months	03/31/2018	12/31/2017	12/31/2016
For administrative, disciplinary and criminal penalties	-	718	718	718	9,110
Others	290,010	343,882	633,892	595,277	242,256
	290,010	344,600	634,610	595,995	251,366

In the opinion of the Management of the Bank and its legal advisors, there are no other significant effects than those disclosed in the accompanying Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

18.	EMPLOYEE BENEFITS PAYABLE

The table below presents the amounts of employee benefits payable as of March 31, 2018 and December 31, 2017 and 2016:

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

Short-term employee benefits	03/31/2018	12/31/2017	12/31/2016
Salaries, gratifications and social security contributions	451,177	672,307	258,593
Vacation accrual	335,550	499,834	364,933
Thirteenth salary provision	121,532
Total short-term employee benefits	908,259	1,172,141	623,526

The Bank has not long-term employee benefits or post-employment benefits as of March 31, 2018 and December 31, 2017 and 2016.

19.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of the balance of financial assets and liabilities the Bank expects to recover and settle as of March 31, 2018 and December 31, 2017 and 2016:

03/31/2018	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Assets
Cash and deposits in Banks		25,918,134				25,918,134
Debt securities at fair value through profit or loss	992	38,919	5,091	4,476	15,623	64,109	26,620	469,304	495,924
Derivative instruments		603	492	3,437		4,532
Repo transactions		587,283				587,283
Other financial assets	983,574	1,050,198	7,396	102,459	201,149	1,361,202	8,173	51,920	60,093
Loans and other financing		42,268,648	15,512,553	12,820,628	13,296,473	83,898,302	17,144,022	34,913,777	52,057,799
Other debt securities		13,498,731	18,623,933	947,649		33,070,313		221,678	221,678
Financial assets delivered as guarantee	4,387,444				10,325	10,325
Investment in equity instruments	41,330
Total Assets	5,413,340	83,362,516	34,149,465	13,878,649	13,523,570	144,914,200	17,178,815	35,656,679	52,835,494

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

03/31/2018	Without due date	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Total up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total over 12 months
Liabilities
Deposits		114,174,232	19,190,332	2,127,623	1,015,728	136,507,915	86,456	5,928	92,384
Liabilities at fair value to profit or loss		12,755				12,755
Derivative instruments		13,656				13,656
Repo transactions		9,245				9,245
Other financial liabilities		8,257,909	23,943	7,404	11,999	8,301,255	19,748	138,574	158,322
Financing received from Central Bank and other financial entities		20,905	274,609	7,599	21,184	324,297	45,860	116,589	162,449
Issued Corporate bonds			292,474			292,474		4,620,570	4,620,570
Subordinated corporate bonds			200,434			200,434		8,057,320	8,057,320
Total Liabilities		122,488,702	19,981,792	2,142,626	1,048,911	145,662,031	152,064	12,938,981	13,091,045

12/31/2017	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in Banks		32,473,987
Debt securities at fair value through profit or loss		113,181	862,190
Derivative instruments		7,664
Repo transactions		1,419,808
Other financial assets		846,983	676,947
Loans and other financing		67,826,931	54,346,915
Other debt securities		33,611,201
Financial assets delivered as guarantee	4,350,292	2,993,719
Investment in equity instruments	36,885
Total Assets	4,387,177	139,293,474	55,886,052
Liabilities
Deposits		132,169,770	546,404
Liabilities at fair value to profit or loss		6,450
Derivative instruments		23,107
Repo transactions		2,688,093
Other financial liabilities		9,625,147	183,730
Financing received from Central Bank and other financial entities		1,006,966	166,874
Issued Corporate bonds		118,356	4,593,860
Subordinated corporate bonds		80,004	485,755
Total Liabilities		145,717,893	12,976,623

12/31/2016	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in Banks		32,992,475
Debt securities at fair value through profit or loss		31,956	243,430
Derivative instruments		9,721
Repo transactions		19,124
Other financial assets		739,306	3,888
Loans and other financing		49,014,679	32,460,645
Other debt securities		17,974,087
Financial assets delivered as guarantee	2,261,475	1,200,994
Investment in equity instruments	337,309
Total Assets	2,598,784	101,982,342	32,707,963

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

12/31/2016	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits		102,196,147	302,476
Liabilities at fair value to profit or loss
Derivative instruments
Repo transactions		1,095,634
Other financial liabilities		5,784,361	111,326
Financing received from Central Bank and other financial entities		193,618	66,648
Issued Corporate bonds		1,745,851
Subordinated corporate bonds		67,429	6,309,108
Total Liabilities		111,083,039	6,789,559

20.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in Note 20 to the condensed consolidated interim Financial Statements.

21.	INCOME TAX

This tax shall be recognized following the liability method, recognizing (as credit or debit) the tax effect of temporary differences between the carrying amount of an asset or liability and its tax base, and its subsequent recognition in profit or loss for the year in which the reversal of such differences occurs, considering as well the possibility of using tax losses in the future.

Deferred tax assets and deferred tax liabilities in the Balance sheet are as follows:

	03/31/2018	12/31/2017	12/31/2016
Deferred tax assets
Loans and other financing	879,034	765,431	367,970
Allowances for contingencies	198,398	178,798	87,978
Provisions and employee Benefits	125,448	165,223	143,036
Other financial assets	11,957	12,222	7,517
Debt securities	6,988	4,702
Total deferred tax assets	1,221,825	1,126,376	606,501
Deferred tax liabilities
Property, plant and equipment	1,105,045	1,108,577	1,498,909
Intangible assets	253,011	239,108	215,128
Investment in subsidiaries, associates and joint ventures	101,960	96,027	61,477
Other financial and non-financial liabilities	86,983	99,514	111,015
Total deferred tax liabilities	1,546,999	1,543,226	1,886,529
Net deferred tax liabilities	325,174	416,850	1,280,028

Changes in net deferred liabilities as of March 31, 2018 and December 31, 2017 may be summarized as follows:

	03/31/2018	12/31/2017
Net deferred tax liabilities at beginning of year	416,850	1,280,028
Profit for deferred taxes recognized in total comprehensive income (*)	91,676	863,178
Net deferred tax liabilities at period / fiscal year end	325,174	416,850

(*)	For changes in fiscal year 2017, we included the effect of the rate change, under the tax reform described in Note 3.13.a) to the accompanying Condensed consolidated interim financial statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

The income tax recognized in the Statement of Income and in the Statement of Other Comprehensive Income differs from the income tax to be recognized if all income were subject to the current tax rate.

The table below shows a reconciliation between income tax and the amounts obtained by applying the current tax rate in Argentina to the carrying amount of profit:

	03/31/2018	03/31/2017
Carrying amount of profit before income tax	5,015,150	2,974,070
Applicable income tax rate	30%	35%
Income tax on carrying amount of profit	1,504,545	1,040,925
Net permanent differences and other tax effects	(31,578)	(72,103)
Total income tax	1,472,967	968,822

As of March 31, 2018 and 2017, the effective income tax rate is 29.4% and 32.4%, respectively.

22.	COMMISSIONS INCOME

Description	03/31/2018	03/31/2017
Performance obligations satisfied in one act (1)	1,698,131	1,241,221
Performance obligations satisfied over certain time period	4,432	88,145
	1,702,563	1,329,366

(1)	Includes principally account maintenance fees, agreements and credit card commissions.

23.	DIFFERENCE IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

Description	03/31/2018	03/31/2017
Translation of foreign currency assets and liabilities to pesos	(1,472)	71,669
Income from foreign currency Exchange	125,995	109,070
	124,523	180,739

24.	OTHER OPERATING INCOME

Description	03/31/2018	03/31/2017
Services	816,426	767,800
Sale of investment property and other non-financial assets	109,921
Other adjustments and interest from other receivables	39,832	9,689
Initial recognition of loans	20,457
Sale of property, plant and equipment	719	567
Other	113,465	124,373
	1,100,820	902,429

25.	EMPLOYEE BENEFITS

Description	03/31/2018	03/31/2017
Remunerations	1,385,143	1,179,139
Social Security Contributions	268,389	243,823
Compensations and bonuses to employees	139,225	98,432
Employee services	44,420	40,517
	1,837,177	1,561,911

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

26.	ADMINISTRATION EXPENSES

Description	03/31/2018	03/31/2017
Taxes	204,822	145,261
Maintenance, conservation and repair expenses	150,844	110,081
Fees to Directors and Syndics	147,010	73,457
Security services	132,446	110,187
Electricity and communications	103,494	71,960
Other fees	97,153	68,459
Leases	59,345	47,534
Advertising and publicity	29,150	41,396
Representation, travel and transportation expenses	18,815	13,207
Stationary and office supplies	10,408	8,424
Insurance	7,793	8,798
Hired administrative services	886	4,452
Other	299,938	198,942
	1,262,104	902,158

27.	OTHER OPERATING EXPENSES

Description	03/31/2018	03/31/2017
Gross turnover tax	1,004,284	681,291
Charges for other provisions	149,953	65,415
Deposit Guarantee Fund contributions	58,978	45,338
Donations	19,612	18,933
Insurance claims	10,080	4,766
Initial loan recognition		7,016
Other	575,428	452,996
	1,818,335	1,275,755

28.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of Cash Flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the Statement of Cash Flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and Deposits in Banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of Cash Flows the Bank considered the following:

-	Operating activities: are the normal revenue-producing activities of the Bank as well as other activities that cannot be qualified as investing or financing activities.

-	Investing activities: are the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: are activities that result in changes in the size and composition of the shareholders equity and liabilities of the Bank and that are not part of the operating or investing activities.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Balance Sheet:

	03/31/2018	12/31/2017	03/31/2017	12/31/2016
Cash and Deposits in Banks	25,918,134	32,473,987	25,904,251	32,992,475
Debt securities at fair value		44	124,281	9,585
Other debt securities	13,611,261	4,828,008	2,103	14,148,240
	39,529,395	37,302,039	26,030,635	47,150,300

29.	CAPITAL STOCK

The composition of the Bank’s capital stock is disclosed in exhibit K “Composition of capital stock” to the accompanying Condensed separate interim financial statements.

Additionally, Note 29 to the Condensed consolidated interim financial statements presents the changes in the Bank’s capital stock.

30.	DEPOSIT GUARANTEE INSURANCE

Note 31 to the Condensed consolidated interim financial statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds an 8.4020% interest in the capital stock according to the percentages disclosed by Central Bank Communiqué “B” 11681 issued on March 20, 2018.

31.	RESTRICTED ASSETS

As of March 31, 2018 and December 31, 2017 the following Bank’s assets are restricted:

Item	03/31/2018	12/31/2017
Debt securities at fair value through profit or loss and other debt securities
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 used as security in favor of Sedesa (1).	116,908	117,454
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing the regional economies Competitiveness Program – BID Loan No. 3174/OC-AR.	104,640	98,541
• Central Bank of Argentina Internal Bills in pesos, maturity 06-21-2018 as of March 31, 2018 and maturity 02-21-2018 as of December 31, 2017 for the performance of forward foreign currency translation.	48,029	53,059
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033, for minimum counterpart required for Agents to act in the new categories contemplated under Resolution No. 622/13 of the CNV.	13,952	13,139
• Central Bank of Argentina Internal Bills in pesos, maturity 06-21-2018 as of March 31, 2018 and maturity 02/21/2018 as of December 31, 2017 securing operations through negotiation secured transaction Segment as the main counterparty of the MAE.	9,467	9,647
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing BID Loan of the Province of San Juan No. 2763/OC-AR.	9,418	8,869
• Discount bonds in pesos regulated by Argentinean legislation, maturing 2033 securing the sectorial Credit Program of the Province of San Juan. Production investment financing fund.	9,243	8,704
• Secured Bonds under Presidential Decree No. 1579/02 as security for a loan received from Banco de Inversión y Comercio Exterior SA (Bice).		4,270
• Other government and private securities.	1,830	2,331
Subtotal Debt securities at fair value through profit or loss and other debt securities	313,487	316,014

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

Item (contd.)	03/31/2018	12/31/2017
Other financial assets
• Sundry debtors – foreclosure within the scope of the claim filed by the DGR against the City of Buenos Aires for differences in gross turnover tax	827	827
Subtotal other financial assets	827	827

Loans and other financing – Non-financial sector and foreign residents
• Interests derived from contributions made as protector (2)	90,000	90,000
Subtotal Loans and other financing - Non-financial private sector and foreign residents	90,000	90,000

Financial assets delivered as guarantee
• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities.	3,850,411	3,750,952
• Guarantee deposits related to credit and debit card transactions	533,075	592,890
• Other guarantee deposits	3,958	6,450
Subtotal Other financial assets delivered as guarantee	4,387,444	4,350,292
Other non-financial assets
• Real property related to call options sold	115,888	222,023
Subtotal Other non-financial assets	115,888	222,023
Total	4,907,646	4,979,156

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made. The same correspond to the following risk funds: Garantizar SGR Risk Fund and Los Grobo SGR Risk Fund as of March 31, 2018 and December 31, 2017 and Intergarantías SGR Risk Fund as of December 31, 2017.

Additionally, as of December 31, 2016, the amount of restricted assets was 2,676,022.

32.	TRUST AGREEMENTS

Note 33 to the condensed consolidated interim Financial Statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

1)	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Consubond, Garbarino, Secubono, Accicom, Mila, Credicuotas Consumo, Credimas, Best Consumer Directo, Best Consumer Finance and Agrocap 1). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

As of March 31, 2018 and December 31, 2017 and 2016 the debt securities administered by the Bank with investment purposes and certificate of participation in financial trusts total 1,041,068, 1,003,312 and 719,918, respectively.

According to the latest accounting information available as of the date of issuance of these condensed separate interim financial statements, the corpus assets of the trusts, exceed the carrying amount in the related proportions.

2)	Trusts created using financial assets transferred by the Bank

As of March 31, 2018 and December 31, 2017 and 2016, considering the latest available accounting information as of the date of the accompanying condensed separate interim Financial Statements, the assets managed through Macro Fiducia SA of this type of trusts amount to 69,444, 116,387 and 58,633, respectively.

3)	Trusts guaranteeing loans granted by the Bank

As of March 31, 2018 and December 31, 2017 and 2016, considering the latest available accounting information as of the date of the accompanying condensed separate interim Financial Statements, the assets managed by the Bank amount to 325,089, 328,268 and 451,569, respectively.

4)	Trusts in which the Bank acts as Trustee (Management)

As of March 31, 2018 and December 31, 2017 and 2016, considering the latest available accounting information as of the date of the accompanying Financial Statements, the assets managed by the Bank amount to 1,374,051, 1,302,687 and 1,396,421, respectively.

33.	COMPLIANCE WITH CNV STANDARDS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV General Resolution 622, the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI for their acronyms in Spanish language), comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish language), financial trustee Agent (FF for its acronym in Spanish language ) and Guarantee Entity (in the process of being registered).

Additionally, the Bank’s shareholders’ equity exceeds the minimum amount required by this regulation, amounting to 32,000, as well as the minimum counterpart required of 11,000, which the Bank paid-in with government securities as described in Note 32 to the accompanying condensed separated interim Financial Statements.

In addition, Note 34.2 to the condensed consolidated interim Financial Statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

34.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for March 2018 are listed below, indicating the balances as of month-end of the related items:

Description	Banco Macro SA
Cash and deposits in banks
Amounts in Central Bank accounts	17,981,678
Financial assets delivered as guarantee
Special guarantee accounts with the Central Bank	3,850,411
Total	21,832,089

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

35.	PENALTIES APPLIED TO THE FINANCIAL ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE CENTRAL BANK

Note 36 to the condensed consolidated interim Financial Statements describes the penalties applied and the proceedings filed by the Central Bank against the Bank, classified as follows:

-	Summary proceedings filed by the Central Bank
-	Penalties applied by the Central Bank
-	Penalties applied by the UIF

The Bank’s Management and its legal advisors consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings other than those disclosed in the accompanying Financial Statements.

36.	ISSUANCE OF CORPORATE BONDS

Note 37 to the Condensed consolidated interim financial statements describes liabilities for corporate bonds recognized by the Bank as of March 31, 2018 and December 31, 2017, under the terms and values therein expressed.

Additionally, as of December 31, 2016, the Bank recognized Class A subordinated resettable corporate bonds for 6,376,537 and Class 2 non-subordinated corporate bonds for 1,745,851.

37.	ACCOUNTING ITEMS OUTSIDE THE BALANCE SHEET

In addition to the expressed in Note 7, the Bank recognizes different transactions outside its Balance sheet, pursuant to the Central Bank standards.

As of March 31, 2018, December 31, 2017 and 2016, the main balances outside the Bank’s Balance sheet include the preferred and non-preferred guarantees received from customers, under the applicable rules in force in this matter, to secure the loans transactions and other financing, the value of which totals 38,752,555, 38,139,862 and 21,261,105, respectively; custody of government and private bonds and of other third-party assets, the value of which totals 98,304,660, 70,772,660 and 41,094,883, respectively; checks pending clearance amount to 1,059,936, 1,266,305 and 1,134,949, respectively and outstanding checks not yet paid amount to 2,076,689, 2,032,128 and 1,852,989, respectively.

38.	TAX AND OTHER CLAIMS

38.1.	Tax claims

Note 39.1. to the consolidated financial statements describes the most relevant claims pending resolution and filed by AFIP and the tax authorities of the relevant jurisdiction.

The Bank’s Management and its legal advisors consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in the accompanying Financial Statements.

38.2.	Other claims

Note 39.2. to the consolidated financial statements describes the most relevant claims pending resolution and filed by the different consumer´s associations.

The Bank’s Management and its legal advisors consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in the accompanying Financial Statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures expressed in thousands of Pesos)

39.	RESTRICTION ON EARNINGS DISTRIBUTION

Note 40 to the Condensed consolidated interim financial statements describes the main legal provisions regulating the restriction on profit distribution.

In compliance with the above expressed, and in accordance with the distribution approved by the General Shareholders’ Meeting held on April 27, 2018, the Bank applied 1,877,754 to increase its Legal reserve and 7,511,017 to increase other earnings reserved for future distribution of profits. Furthermore, the above mentioned Shareholders’ Meeting resolved to make a profit distribution as cash dividends of 3,348,315. Dividends were made available and paid on May 15, 2018.

40.	CAPITAL MANAGEMENT AND CORPORATE GOVERNANCE TRANSPARENCY POLICY

Note 41 to the Condensed consolidated interim financial statements describes the main guidelines of the Bank as to capital management and corporate governance transparency policy.

41.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT OF THE FINANCIAL AND CAPITAL SYSTEM

The international and national macroeconomic environment in which the Bank operates and the impact on it is described in Note 43 to the Condensed consolidated interim financial statements.

42.	EVENTS AFTER REPORTING PERIOD

No events occurred between the end of the reporting period and the issuance of the accompanying condensed separate interim Financial Statements that may materially affect the financial position or the profit and loss for the period, not disclosed in the accompanying condensed separate interim Financial Statements.

43.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These Condensed separate interim financial statements are presented in accordance with the accounting framework established by the Central Bank, as mention in Note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT A

SEPARATE DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	Holdings				Position
	03/31/2018			12/31/2017	03/31/2018
Name	Fair Value	Fair Value Level	Book balance	Book balance	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE TROUGH PROFIT OR LOSS

- Local
Government securities
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033		1	189,706	89,691	189,706		189,706
Debt Securities of Province of Río Negro in pesos - Badlar Private + 250 basis point - Maturity: 07-06-2020		2	122,360	281,881	122,360		122,360
Consolidation bonds in pesos 8° Serie - Maturity: 10-04-2022		1	70,440	105,882	70,440		70,440
Federal government treasury bonds in pesos - Maturity: 10-03-2021		1	49,623		49,623		49,623
Federal government bonds in US dollars at 8.75% - Maturity: 05-07-2024		1	36,522	8,934	36,522		36,522
Par bonds denominated in pesos - Maturity: 12-31-2038		1	33,266	38,677	33,266		33,266
Securities related to PBI in US dollars - Maturity: 12-15-2035		1	5,459		5,459		5,459
Federal government treasury bonds in pesos at monetary police rate - Maturity 06-21-2020		1	4,945		4,945		4,945
Consolidation bonds in pesos 6° Serie at 2% - Maturity: 03-15-2024		1	3,320	4	3,320		3,320
Secured bonds in pesos - Badlar Private + 250 basis point - Maturity: 03-11-2019		1	2,892	3,012	462		462
Federal government treasury bonds in pesos adjustment by CER - Maturity: 07-22-2021		1	1,014		1,014		1,014
Federal government treasury bonds in pesos at 16% - Maturity: 10-17-2023		2	1,001	22,703	1,001		1,001
Federal government treasury bonds in pesos at 21.20% - Maturity: 09-19-2018		1	866	598	866		866
Discount bonds denominated in US dollars Argentina Law - Maturity: 12-31-2033		1	323	327	323		323
Secured bonds in pesos - Badlar Private + 325 basis point - Maturity: 03-01-2020		1	148	573	148		148
Federal government treasury bonds in pesos at 15.50% - Maturity: 10-17-2026		1	147	153	147		147
Securities related to PBI inpesos - Maturity: 12-15-2035		1	53	67	53		53
Discount bonds denominated in US dollars - Maturity: 12-31-2033		1	32	4	32		32
Federal government treasury bonds in pesos adjustment by CER - Maturity: 04-28-2020				498
Public debt securities of C.A.B.A. Class 23 at variable rate - Maturity: 02-22-2028				124,399
Secured bonds in pesos under Presidential Decree No. 1579/02 at 2% - Maturity: 02-04-2018				18,960
Province of Neuquén Treasury Bills Class 2 Series II - Maturity: 06-06-2018				15,265
Federal government bonds in US dollars 5.625% - Maturity: 01-26-2022				5,080
Federal government bonds in US dollars 6.875% - Maturity: 01-26-2027				951
Federal government treasury bills in US dollars - Maturity: 02-09-2018				632
Federal government treasury bonds in pesos - Maturity: 03-05-2018				504
Federal government bonds in pesos - Badlar Private + 275 basis point - Maturity 03-01-2018				319
Federal government bonds in pesos - Badlar Private + 200 basis point - Maturity 04-03-2022				292

Subtotal local government securities			522,117	719,406	519,687		519,687

Private securities
Debt Securities in Financial Trusts Chubut Regalías Hidrocarburíferas - Maturity: 07-01-2020		3	37,916	34,932	37,916		37,916
Securities of public service companies		3	992	909	992		992
Corporate Bonds Banco de Inversión y Comercio Exterior S.A. Class 6				98,602
Corporate Bonds Inversora Juramento S.A. Class 6				80,938
Corporate Bonds Rombo Compañía Financiera S.A. Series 38				40,584

Subtotal local private securities			38,908	255,965	38,908		38,908
TOTAL DEBT SECURITIES AT FAIR VALUE TROUGH PROFIT OR LOSS			561,025	975,371	558,595		558,595

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT A

(Continued)

SEPARATE DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	Holdings				Position
	03/31/2018			12/31/2017	03/31/2018
Name	Fair Value	Fair Value Level	Book balance	Book balance	Position without options	Options	Final position
OTHER DEBT SECURITIES
Measured at fair value thought other comprehensive income
- Local
Government securities
International bonds of the Argentina Republic in US dollars at 5.875 - Maturity: 01-11-2028		1	96,050		96,050		96,050
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033		1	8,720		8,720		8,720
Consolidation bonds in pesos 8° Serie - Maturity: 10-04-2022				49,726

Subtotal local government securities			104,770	49,726	104,770		104,770

Central Bank of Argentina Bills
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-16-2018		1	13,880,308	5,769,624	13,880,308		13,880,308
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-18-2018		1	11,919,237	5,626,984	11,919,237		11,919,237
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-21-2018		1	4,480,319	3,329,550	4,480,319		4,480,319
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 04-03-2018		1	1,294,574		1,294,574		1,294,574
Central Bank of Argentina Internal Bills in pesos – Maturity: 09-19-2018		1	495,905	6,949	495,905		495,905
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-18-2018		1	390,878	175,645	390,878		390,878
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-15-2018		1	60,866	777	60,866		60,866
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-21-2018				6,333,072
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-17-2018				6,045,824
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-21-2018				5,341,770
Subtotal Central Bank of Argentina Bills			32,522,087	32,630,195	32,522,087		32,522,087

Total Other debt securities measured at fair value thought other comprehensive income			32,626,857	32,679,921	32,626,857		32,626,857

Measured at amortized cost
- Local
Debt securities
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	140,369	1	116,908	117,454	116,908		116,908
Secured bonds in pesos under Presidential Decree No. 1579/02 at 2% - Maturity: 02-04-2018				4,270
			116,908	121,724	116,908		116,908

Private securities
Financial Trust Underwriting Naldo Lombardi	143,364	1	143,364		143,364		143,364
Financial Trust Underwriting Secubono	87,951	1	87,951	110,554	87,951		87,951
Financial Trust Underwriting Mila	61,949	1	61,949	32,955	61,949		61,949
Financial Trust Underwriting Accicom Préstamos Personales	60,515	1	60,515	51,041	60,515		60,515
Financial Trust Underwriting Garbarino	56,864	1	56,864	68,070	56,864		56,864
Financial Trust Underwriting Naldo PVCRED	56,542	1	56,542		56,542		56,542
Financial Trust Underwriting Credicuotas Consumo	53,695	1	53,695	50,223	53,695		53,695
Financial Trust Underwriting Credimas	27,346	1	27,346	25,646	27,346		27,346
Financial Trust Underwriting Consubond				360,363
Financial Trust Underwriting Agrocap				46,482
Financial Trust Underwriting Best Consumer Directo				32,136
Financial Trust Underwriting Best Consumer Finance				32,086

Subtotal local Private securities			548,226	809,556	548,226		548,226

Total other debt securities measurement at amortized cost			665,134	931,280	665,134		665,134

TOTAL OTHER DEBT SECURITIES			33,291,991	33,611,201	33,291,991		33,291,991

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT A

(Continued)

SEPARATE DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	Holdings				Position
	03/31/2018			12/31/2017	03/31/2018
Name	Fair Value	Fair Value Level	Book balance	Book balance	Position without options	Options	Final position
Equity Instruments

Measured at fair value trough profit or loss
Local
Mercado Abierto Electrónico S.A.		3	22,293	18,441	22,293		22,293
Sedesa		3	3,975	3,909	3,975		3,975
Argentina Clearing S.A.		3	3,217	3,217	3,217		3,217
C.O.E.L.S.A.		3	3,048	3,048	3,048		3,048
Mercado a Término Rosario S.A.		3	2,569	2,569	2,569		2,569
Other			1,698	1,698	1,698		1,698

Subtotal local			36,800	32,882	36,800		36,800

Foreign
Banco Latinoamericano de Comercio Exterior S.A.		1	4,192	3,688	4,192		4,192
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales		3	338	315	338		338

Subtotal foreign			4,530	4,003	4,530		4,530

Total measured at fair value trough profit or loss			41,330	36,885	41,330		41,330

Total Equity Instruments			41,330	36,885	41,330		41,330

TOTAL GOVERNMENT AND PRIVATE SECURITIES			33,894,346	34,623,457	33,891,916		33,891,916

As of December 31, 2016, debt securities at fair value through profit or loss amounted to 275,386, Other Debt Securities to 17,974,087 and Equity instruments to 337,309.

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT B

SEPARATE CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	03/31/2018	12/31/2017	12/31/2016

COMMERCIAL

In normal situation	56,301,945	48,622,186	34,128,374
With Senior “A” guarantees and counter-guarantees	3,558,581	3,795,181	2,538,782
With Senior “B” guarantees and counter-guarantees	8,149,068	7,426,689	5,119,268
Without Senior guarantees or counter-guarantees	44,594,296	37,400,316	26,470,324

Subject to special monitoring	336,826	298,886	27,887
In observation
With Senior “A” guarantees and counter-guarantees	4,361	6,042
With Senior “B” guarantees and counter-guarantees	120,672	66,613	18,875
Without Senior guarantees or counter-guarantees	211,793	226,231	9,012

Troubled	32,672	37,164	50,039
With Senior “A” guarantees and counter-guarantees		3,441
With Senior “B” guarantees and counter-guarantees	21,528	22,971	50,039
Without Senior guarantees or counter-guarantees	11,144	10,752

With high risk of insolvency	138,165	143,881	137,431
With Senior “A” guarantees and counter-guarantees	388	729	1,882
With Senior “B” guarantees and counter-guarantees	103,313	86,437	61,374
Without Senior guarantees or counter-guarantees	34,464	56,715	74,175

Irrecoverable	50,965		4
With Senior “B” guarantees and counter-guarantees
Without Senior guarantees or counter-guarantees	18,605
	32,360		4

Subtotal Commercial	56,860,573	49,102,117	34,343,735

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT B

(Continued)

SEPARATE CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	3/31/2018	12/31/2017	12/31/2016

CONSUMER AND MORTGAGE

Performing	80,806,429	74,624,457	48,698,468
With Senior “A” guarantees and counter-guarantees	1,909,668	2,129,722	767,733
With Senior “B” guarantees and counter-guarantees	8,515,474	6,847,800	2,483,434
Without Senior guarantees or counter-guarantees	70,381,287	65,646,935	45,447,301

Low risk	1,450,001	941,697	502,812
With Senior “A” guarantees and counter-guarantees	12,463	6,359	1,486
With Senior “B” guarantees and counter-guarantees	52,666	31,801	20,622
Without Senior guarantees or counter-guarantees	1,384,872	903,537	480,704

Medium risk	652,912	544,375	390,339
With Senior “A” guarantees and counter-guarantees	821	1,447	3,188
With Senior “B” guarantees and counter-guarantees	18,640	13,506	7,634
Without Senior guarantees or counter-guarantees	633,451	529,422	379,517

High risk	426,316	397,696	268,927
With Senior “A” guarantees and counter-guarantees	476	496	2,099
With Senior “B” guarantees and counter-guarantees	21,868	18,106	20,284
Without Senior guarantees or counter-guarantees	403,972	379,094	246,544

Irrecoverable	172,559	139,268	87,190
With Senior “B” guarantees and counter-guarantees	15,765	17,924	16,642
Without Senior guarantees or counter-guarantees	156,794	121,344	70,548

Irrecoverable according to Central Bank's rules	465	206	210
Without Senior guarantees or counter-guarantees	465	206	210

Subtotal consumer and mortgage	83,508,682	76,647,699	49,947,946
Total	140,369,255	125,749,816	84,291,681

This exhibit disclosures the contractual figures in accordance as established by Central Bank. The conciliation with the condensed separated interim balance sheet, is listed below:

As of 03/31/2018
Loans and other financing	135,956,101
+ Allowances for loans and other financing losses	2,794,761
+ Amortized cost and fair value adjustment	281,298
+ Private securities - Debt Securities in Financial Trusts	553,764
Guarantees provided and contingent liabilities	783,331
Total computable concepts	140,369,255

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT C

SEPARATE CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	03/31/2018		12/31/2017		12/31/2016
Number of customers	Cutoff balance	% of total portfolio	Cutoff balance	% of total portfolio	Cutoff balance	% of total portfolio
10 largest customers	11,679,306	8.32	11,151,842	8.87	6,353,953	7.54
50 next largest customers	14,956,919	10.66	11,488,939	9.14	8,920,400	10.58
100 next largest customers	9,023,351	6.43	7,505,554	5.97	5,525,254	6.55
Other customers	104,709,679	74.59	95,603,481	76.02	63,492,074	75.33

Total	140,369,255	100.00	125,749,816	100.00	84,291,681	100.00

(1) See Exhibit B

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT D

SEPARATE BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector - Central Bank	218	112,509	145,310	268,186	581,312	930,085	733,895	2,771,515

Financial sector		2,140,102	943,279	617,696	607,217	880,580	47,293	5,236,167

Non-financial private sector and foreign residents	936,828	41,001,143	18,289,548	17,060,699	20,898,690	28,731,631	52,945,646	179,864,185

Total	937,046	43,253,754	19,378,137	17,946,581	22,087,219	30,542,296	53,726,834	187,871,867

SEPARATE BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector - Central Bank		51,131	219,501	183,337	543,855	982,347	876,255	2,856,426

Financial sector		1,844,657	450,276	710,764	755,578	1,005,476	228,185	4,994,936

Non-financial private sector and foreign residents	847,585	34,163,062	17,642,583	16,550,145	18,000,025	26,527,720	46,828,878	160,559,998

Total	847,585	36,058,850	18,312,360	17,444,246	19,299,458	28,515,543	47,933,318	168,411,360

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT D

SEPARATE BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector - Central Bank	0	747,993	124,713	384,876	142,487	272,196	230,432	1,902,697

Financial sector	0	403,961	453,069	486,055	384,924	239,092	52,674	2,019,775

Non-financial private sector and foreign residents	512,311	27,908,295	12,322,113	11,244,077	12,270,971	16,758,463	22,362,248	103,378,478

Total	512,311	29,060,249	12,899,895	12,115,008	12,798,382	17,269,751	22,645,354	107,300,950

This exhibit disclosoures contractual future cash flows that included interests and accesories to be accrued until maturity of the contracts.

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT E

SEPARATE DETAILED INFORMATION ON INTERESTS IN OTHER COMPANIES

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

								Information of the issuer
	Shares of interest								Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount 03/31/2018	Amount 12/31/2017	Amount 12/31/2016	Main business activity	Year- end date / Period	Capital stock	Shareholders' equity	Income for the year / Period

In financial institutions
- Subsidiaries
Local
Banco del Tucumán SA	Common	100	1	395,341	1,985,755	1,787,137	1,851,964	Financial institution	03-31-18	43,900	2,208,063	220,854
Subtotal local					1,985,755	1,787,137	1,851,964

Foreign
Macro Bank Limited	Common	1	1	39,816,899	808,653	912,765	769,059	Financial institution	03-31-18	86,501	808,653	46,497
Subtotal foreign					808,653	912,765	769,059

Total in financial institutions subsidiaries					2,794,408	2,699,902	2,621,023

Total in institutions					2,794,408	2,699,902	2,621,023

In complementary services companies
- Subsidiaries
Local
Macro Securities SA	Common	1	1	12,776,680	792,701	681,436	292,348	Brokerage house	03-31-18	12,886	783,287	110,743
Macro Fondos SGFCISA	Common	1	1	6,475,143	54,545	40,625	24,694	Management company of FCI	03-31-18	1,713	283,364	71,866
Macro Fiducia SA	Common	1	1	327,183	23,102	21,464	19,152	Services	03-31-18	6,567	17,471	818
Subtotal local					870,348	743,525	336,194
Total in complementary services subsidiary companies					870,348	743,525	336,194

Associates and joint ventures
Local
Prisma Medio de Pagos	Common	1	1	1,141,503	196,568	142,600	67,583	Processing services	12-31-17	15,000	2,511,180	2,432,494
Joint Ventures (UTE)					90,760	75,519	56,001	Management of tax services
Subtotal local					287,328	218,119	123,584

Total in complementary services associates companies and join ventures					287,328	218,119	123,584

Total in complementary servicies companies					1,157,676	961,644	459,778

In other asociates
- Associates and joint ventures
Local
Macro Warrants S.A.	Common	1	1		671	827	684	Issue of warrants	12-31-17	1,000	13,417	884
Subtotal local					671	827	684
Total in other asociates					671	827	684

Total investments in other companies					3,952,755	3,662,373	3,081,485

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT F

SEPARATE IN PROPERTY, PLANT AND EQUIPMENT

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	Origination Value at beginning	Useful life			Depreciation for the period				Residual value at the
Item	of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	end of the period
Cost measurement
Buildings	4,096,890	50	220	101,575	256,498	9,155	16,837	264,180	3,731,355
Furniture and facilities	339,327	10	5,543	951	126,282		8,182	134,464	209,455
Machinery and equipment	939,919	5	152,824	110,655	509,167		42,297	551,464	430,624
Vehicles	109,825	5	6,294	1,468	75,696	933	4,142	78,905	35,746
Work in progress	2,068,485		323,566	31,972					2,360,079

Total property, plant and equipment	7,554,446		488,447	246,621	967,643	10,088	71,458	1,029,013	6,767,259

SEPARATE IN PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	Origination Value at				Depreciation for the fiscal year				Residual
Item	beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the fiscal year	At the end	value at the end of the fiscal year
Cost measurement
Buildings	4,066,401	50	38,307	7,818	216,134	25,896	66,260	256,498	3,840,392
Furniture and facilities	302,023	10	37,304		94,493		31,789	126,282	213,045
Machinery and equipment	713,262	5	229,575	2,918	370,753	2,548	140,962	509,167	430,752
Vehicles	91,142	5	23,587	4,904	65,079	3,800	14,417	75,696	34,129
Work in progress	1,210,316		899,056	40,887					2,068,485

Total property, plant and equipment	6,383,144		1,227,829	56,527	746,459	32,244	253,428	967,643	6,586,803

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT F

(Continued)

SEPARATE CHANGE IN INVESTMENT PROPERTY

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	Origination Value at beginning	Useful life			Depreciation for the period				Residual value at the
Item	of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	end of the period
Cost measurement
Others investment properties	1,935,289	50	129,287	263,228	15,611	1,772	1,400	15,239	1,786,109

Total investment property	1,935,289		129,287	263,228	15,611	1,772	1,400	15,239	1,786,109

SEPARATE CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	Origination Value at				Depreciation for the fiscal year				Residual
Item	beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the fiscal year	At the end	value at the end of the fiscal year
Cost measurement
Others investment properties	1,726,340	50	237,381	28,432	17,879	7,784	5,516	15,611	1,919,678

Total investment property	1,726,340		237,381	28,432	17,879	7,784	5,516	15,611	1,919,678

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT G

SEPARATE CHANGE IN INTANGIBLE ASSETS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	Origination Value at	Years of			Depreciation for the period				Residual
Item	beginning of fiscal year	useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	value at the end of the period

Cost measurement

Licenses	312,484	5	3,523		97,731		12,050	109,781	206,226

Other intangible assets	1,361,934	5	138,868	6,352	718,351		62,284	780,635	713,815

Total intangible assets	1,674,418		142,391	6,352	816,082		74,334	890,416	920,041

SEPARATE CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	Origination Value at	Years of			Depreciation for the fiscal year				Residual
Item	beginning of fiscal year	useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the fiscal year	At the end	value at the end of the fiscal year

Cost measurement

Goodwill - Bussiness combination	20,609		35,596	56,205

Licenses	161,335	5	151,289	140	54,331	2	43,400	97,729	214,755

Other intangible assets	1,023,323	5	645,135	306,524	515,675	156,867	359,545	718,353	643,581

Total investment property	1,205,267		832,020	362,869	570,006	156,869	402,945	816,082	858,336

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT H

SEPARATE DEPOSIT CONCENTRATION

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	03/31/2018		12/31/2017		12/31/2016
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	8,249,632	6.04	8,879,036	6.69	6,187,859	6.04
50 next largest customers	7,193,854	5.27	6,701,842	5.05	6,415,928	6.26
100 next largest customers	4,716,017	3.45	4,617,386	3.48	3,954,135	3.86
Other customers	116,440,796	85.24	112,517,910	84.78	85,940,701	83.84

Total	136,600,299	100.00	132,716,174	100.00	102,498,623	100.00

This exhibit disclosoures contractual future cash flows that included interests and accesories to be accrued until maturity of the contracts.

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT I

SEPARATE BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	115,180,455	19,832,054	2,219,954	1,073,249	91,875	7,146	138,404,733

From the non-financial government sector	8,311,204	531,900	163,488	4,858	17,595		9,029,045
From the financial sector	93,156						93,156
From the non-financial private sector and foreign residents	106,776,095	19,300,154	2,056,466	1,068,391	74,280	7,146	129,282,532

Liabilities at fair value through profit or loss	12,755						12,755

Derivative instruments	13,656						13,656

Repo Transactions	9,245						9,245

Other financial institutions	9,245						9,245

Other financial liabilities	8,257,909	25,271	9,290	15,279	24,786	158,551	8,491,086

Financing received from the Central Bank of Argentina and other financial institutions	21,911	279,285	12,861	33,434	65,784	135,822	549,097

Issued corporate bonds		404,300		404,300	808,600	6,642,069	8,259,269

Subordinated corporate bonds		271,935		271,935	543,869	11,864,404	12,952,143

Total	123,495,931	20,812,845	2,242,105	1,798,197	1,534,914	18,807,992	168,691,984

This exhibit disclosoures contractual future cash flows that included interests and accesories to be accrued until maturity of the contracts.

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT I

SEPARATE BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	113,423,914	17,903,144	2,517,574	525,834	27,666	7,458	134,405,590

From the non-financial government sector	8,897,189	419,219	242,413	963	17,565		9,577,349
From the financial sector	81,357						81,357
From the non-financial private sector and foreign residents	104,445,368	17,483,925	2,275,161	524,871	10,101	7,458	124,746,884

Liabilities at fair value through profit or loss	6,450						6,450

Derivative instruments	23,107						23,107

Repo Transactions	2,688,093						2,688,093

Other financial institutions	2,688,093						2,688,093

Other financial liabilities	9,601,982	21,720	10,720	16,518	25,559	163,965	9,840,464

Financing received from the Central Bank of Argentina and other financial institutions	927,139	91,695	11,605	15,967	34,289	94,109	1,174,804

Issued corporate bonds			119,044			4,620,570	4,739,614

Subordinated corporate bonds			80,260			7,509,680	7,589,940

Total	126,670,685	18,016,559	2,739,203	558,319	87,514	12,395,782	160,468,062

This exhibit disclosoures contractual future cash flows that included interests and accesories to be accrued until maturity of the contracts.

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT I

SEPARATE BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2016

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	86,801,634	15,016,867	1,669,383	311,924	8,678	3,413	103,811,899

From the non-financial government sector	4,904,400	851,853	209,803	86,529	117		6,052,702
From the financial sector	55,860						55,860
From the non-financial private sector and foreign residents	81,841,374	14,165,014	1,459,580	225,395	8,561	3,413	97,703,337

Repo Transactions	1,095,634						1,095,634

Other financial institutions	1,095,634						1,095,634

Other financial liabilities	5,197,724	480,634	6,909	6,868	10,826	147,157	5,850,118

Financing received from the Central Bank of Argentina and other financial institutions	85,690	49,164	90,378	14,207	9,867	12,780	262,086

Issued corporate bonds		1,758,053					1,758,053

Subordinated corporate bonds			213,978	213,978	427,955	9,763,723	10,619,634

Total	93,180,682	17,304,718	1,980,648	546,977	457,326	9,927,073	123,397,424

This exhibit disclosoures contractual future cash flows that included interests and accesories to be accrued until maturity of the contracts.

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT J

SEPARATE CHANGES IN PROVISIONS

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	Balances at beginning of		Decreases
Breakdown	fiscal year	Increases	Charge off	03/31/2018	12/31/2017	12/31/2016

For Administrative, disciplinary and criminal sanctions	718			718	718	9,110

Other	595,277	149,953	111,338	633,892	595,277	242,256

Total Provisions	595,995	149,953	111,338	634,610	595,995	251,366

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT K

SEPARATE COMPOSITION OF CAPITAL STOCK

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

Shares				Capital stock

			Votes per	Issued
Class	Stock number	Face Value	share	Outstanding	Paid in

Registered common stock A	11,235,670	1	5	11,236	11,236

Registered common stock B	658,427,351	1	1	658,427	658,427

Total	669,663,021			669,663	669,663

SEPARATE COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

Shares				Capital stock

			Votes per	Issued
Class	Stock number	Face Value	share	Outstanding	Paid in

Registered common stock A	11,235,670	1	5	11,236	11,236

Registered common stock B	658,427,351	1	1	658,427	658,427

Total	669,663,021			669,663	669,663

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT K

SEPARATE COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2016

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

Shares				Capital stock

			Votes per	Issued
Class	Stock number	Face Value	share	Outstanding	Paid in

Registered common stock A	11,235,670	1	5	11,236	11,236

Registered common stock B	573,327,358	1	1	573,327	573,327

Total	584,563,028			584,563	584,563

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT L

SEPARATE FOREIGN CURRENCY BALANCES

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	03/31/2018					12/31/2017	12/31/2016
	Total Parent
	company and	Total per currency
Items	local branches	US dollar	Euro	Real	Other	Total	Total
ASSETS
Cash and deposits in banks	11,874,942	11,758,492	71,655	15,107	29,688	19,751,379	20,074,325
Debt securities at fair value through profit or loss	80,252	80,252				50,860	12,734
Other financial assets	1,099,672	1,099,672				683,094	334,710
Loans and other financing	22,653,288	22,653,288				18,842,703	10,206,962
Other financial institutions	502,124	502,124				176,887	95,792
From the non-financial private sector and foreign residents	22,151,164	22,151,164				18,665,816	10,111,170
Other debt securities	96,050	96,050				46,482	937,900
Financial assets delivered as guarantee	257,205	257,205				240,882	95,174
Investments in equity instruments	4,530	4,530				4,002
Investments in subsidieries, associates and joint ventures	808,653	808,653				912,766	823,876

Total	36,874,592	36,758,142	71,655	15,107	29,688	40,532,168	32,485,681

LIABILITIES
Deposits	28,588,078	28,588,078				29,799,489	21,793,774
Non-financial government sector	1,272,844	1,272,844				3,794,318	536,942
Financial sector	54,026	54,026				45,895	27,972
Non-financial private sector and foreign residents	27,261,208	27,261,208				25,959,276	21,228,860
Other financial liabilities	1,318,972	1,282,691	35,570		711	1,182,283	876,089
Financing from BCRA and other financial Institutions	265,165	265,165				887,321	131,361
Issued corporate bonds							1,745,851
Subordinated corporate bonds	8,257,754	8,257,754				7,565,759	6,376,537
Other non-financial liabilities	12,820	12,820				45,920	61

Total	38,442,789	38,406,508	35,570		711	39,480,772	30,923,673

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT N

SEPARATE CREDIT ASSISTANCE TO RELATED PARTIES

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

		With high risk of insolvency/ High risk

	In normal	Non-
Item	situation	maturity	Maturity	Irrecoverable	03/31/2018	12/31/2017	12/31/2016

Loans and other financing
Overdrafts	16,612				16,612	8,012	7,459
Without Senior guarantees or counter-guarantees	16,612				16,612	8,012	7,459
Documents	201,286				201,286	147,026	99,347
With Senior “A” guarantees and counter-guarantees	10,861				10,861	6,160	7,263
Without Senior guarantees or counter-guarantees	190,425				190,425	140,866	92,084
Mortgage and pledge	18,285			171	18,456	17,276	5,579
With Senior “B” guarantees and counter-guarantees	17,270			171	17,441	16,532	5,431
Without Senior guarantees or counter-guarantees	1,015				1,015	744	148
Personal	32				32	44	1,083
Without Senior guarantees or counter-guarantees	32				32	44	1,083
Credit cards	40,707				40,707	38,922	22,996
Without Senior guarantees or counter-guarantees	40,707				40,707	38,922	22,996
Other	910,780	2,703	3,996		917,479	1,102,909	170,606
With Senior “B” guarantees and counter-guarantees	8,536				8,536	9,130	9,035
Without Senior guarantees or counter-guarantees	902,244	2,703	3,996		908,943	1,093,779	161,571
Total loans and other financial	1,187,702	2,703	3,996	171	1,194,572	1,314,189	307,070

Debt securities						83,561

Equity instruments						25	475

Eventual commitments	31,801				31,801	59,696	23,986

Total	1,219,503	2,703	3,996	171	1,226,373	1,457,471	331,531

Provisions	4,355	2,567	3,797	85	10,804	3,873	3,092

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT O

SEPARATE DERIVATIVE FINANCIAL INSTRUMENTS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

Type of contract	Type of coverage	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted monthly average term	Residual weighted monthly average term	Weighted daily average term settlement of differences	Amount

Futures		Coverage of foreign currency	Foreign currency	Daily settlement of differences	MAE (over-the-counter electronic market)	3	1	1	490,990

Futures		Coverage of foreign currency	Foreign currency	Daily settlement of differences	ROFEX (over-the-counter electronic market) electronic market)	5	2	1	467,699

Forward		Coverage of foreign currency	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non-financial sector	6	2	30	467,360

Options		Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina - Non-financial sector	12	5		138,989

Repo transactions		Intermediation - own account	Federal government securities	With delivery of underlying asset	Other markets in the country	1	1		663,655

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT P

SEPARATE CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	Amortized	Fair value with changes in in other comprehensive	Fair value with changes in result. Obligatory	Fair value hierarchy
Item	cost	income	measurement	Level 1	Level 2	Level 3

FINANCIAL ASSETS

Cash and deposits in banks
Cash	6,299,547
Financial institutions and correspondents	19,403,658
Other	214,929
Debt securities at fair value through profit or loss			561,025	398,756	123,361	38,908
Derivative instruments			4,532	603	3,929
Repo transactions
Other financial institutions	587,283
Other financial assets	2,313,115		91,754			91,754
Loans and other financing
To the non-financial government sector	1,880,455
Other financial institutions	4,794,192

To the non-financial private sector and foreign residents
Overdrafts	11,956,752
Documents	18,056,044
Mortgage loans	9,590,995
Pledge loans	4,037,710
Personal loans	42,366,136
Credit cards	24,542,752
Financial leases	556,410
Other	18,174,655
Other debt securities	665,134	32,626,857		32,626,857
Financial assets delivered as guarantee	4,387,444		10,325		10,325
Investments in equity instruments			41,330	4,192		37,138
TOTAL FINANCIAL ASSETS	169,827,211	32,626,857	708,966	33,030,408	137,615	167,800

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT P

(Continued)

SEPARATE CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	Amortized	Fair value with changes in in other comprehensive	Fair value with changes in result. Obligatory	Fair value hierarchy
Item	cost	income	measurement	Level 1	Level 2	Level 3

FINANCIAL LIABILITIES

Deposits
From the non-financial government sector	8,917,276
From the financial sector	93,156
From the non-financial private sector and foreign residents
Checking accounts	19,237,079
Savings accounts	41,111,663
Time deposits and Investment accounts	62,551,660
Other	4,689,465

Liabilities at fair value with changes in result			12,755	12,755

Derivative instruments			13,656	974	12,682
Repo transactions
Other financial institutions	9,245
Other financial liabilities	8,459,577

Financing received from Central Bank and other financial institutions	486,746
Issued corporate bonds	4,913,044
Subordinated corporate bonds	8,257,754
TOTAL FINANCIAL LIABILITIES	158,726,665		26,411	13,729	12,682

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT P

SEPARATE CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	Amortized	Fair value with changes in in other comprehensive	Fair value with changes in result. Obligatory	Fair value hierarchy
Item	cost	income	measurement	Level 1	Level 2	Level 3

FINANCIAL ASSETS

Cash and deposits in banks
Cash	5,951,218
Financial institutions and correspondents	25,207,548
Other	1,315,221

Debt securities at fair value through profit or loss			975,371	422,260	517,270	35,841
Derivative instruments			7,664	800	6,864
Repo transactions
Other financial institutions	1,419,808
Other financial assets	1,362,179		161,751			161,751
Loans and other financing
To the non-financial government sector	1,865,273
Other financial institutions	4,191,658

To the non-financial private sector and foreign residents
Overdrafts	8,776,236
Documents	17,129,482
Mortgage loans	7,505,257
Pledge loans	4,046,006
Personal loans	38,878,524
Credit cards	23,202,212
Financial leases	593,643
Other	15,985,555
Other debt securities	931,281	32,679,920		32,504,275	175,645
Financial assets delivered as guarantee	4,350,292	2,989,411	4,308	2,989,411	4,308
Investments in equity instruments			36,885	3,688		33,197
TOTAL FINANCIAL ASSETS	162,711,393	35,669,331	1,185,979	35,920,434	704,087	230,789

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT P

(Continued)

SEPARATE CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

AS OF DECEMBER 31, 2017

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

	Amortized	Fair value with changes in in other comprehensive	Fair value with changes in result. Obligatory	Fair value hierarchy
Item	cost	income	measurement	Level 1	Level 2	Level 3

FINANCIAL LIABILITIES

Deposits
From the non-financial government sector	9,504,522
From the financial sector	81,357

From the non-financial private sector and foreign residents
Checking accounts	19,622,581
Savings accounts	41,984,454
Time deposits and Investment accounts	57,548,362
Other	3,974,898

Liabilities at fair value with changes in result			6,450	6,450

Derivative instruments			23,107	7,169	15,938
Repo transactions
Other financial institutions	2,688,093
Other financial liabilities	9,808,877

Financing received from BCRA and other financial institutions	1,173,840
Issued corporate bonds	4,712,216
Subordinated corporate bonds	7,565,759
TOTAL FINANCIAL LIABILITIES	158,664,959		29,557	13,619	15,938

As of December 31, 2016, financial assets and liabilities at amortized cost amounted to 118.333.500 and 117.872.598, respectively.

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT Q

SEPARATE BREAKDOWN OF PROFIT OR LOSS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

Net financial Income/ Expense
Items	Obligatory measurement

For measurement of financial assets at fair value through profit or loss
Profit or loss from government securities	142,281
Profit or loss from private securities	4,152
Profit or loss from derivative financial instruments
Fowards transactions	3,841
Profit or loss from other financial assets	28,696
Profit or loss from loans and other financing
Non-Financial Private Sector
Other	6,144
From investment in equity instruments	(3,936)

Total	181,178

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT Q

(Continued)

SEPARATE BREAKDOWN OF PROFIT OR LOSS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

Interest and adjustment for the aplication of the efective interest rate of financial assets measured at amortized cost	Net financial Income/ Expense

Interest income
For cash and bank deposits	2,961
For debt securities	567,225
For other financial assets	50,268
For loans and other financing
Financial sector	217,437
Non-financial private sector
Overdrafts	774,744
Mortgage loans	533,991
Pledge loans	144,411
Personal loans	3,780,092
Credit cards	1,244,271
Financial leases	34,267
Other	1,502,779
Cental Bank of Argentina	14,180
Other financial institutions	19,546

Total	8,886,172

Interest expenses
From deposits
Non-financial private sector
Saving accounts	51,763
Time deposits and investments accounts	2,699,436
For Financing received from Central Bank of Argentina and other financial institutions	13,213
For repo transactions
Other financial institutions	30,970
For other financial liabilities	1,879
For issued corporate bonds	200,828
For subordinated corporate bonds	139,050

Total	3,137,139

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT Q

(Continued)

SEPARATE BREAKDOWN OF PROFIT OR LOSS

AS OF MARCH 31, 2018

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Income for the period	Other comprehensive income

From debt government securities	1,499,527	(55,478)
From investment in equity instruments		47,344

Total	1,499,527	(8,134)

Income from commissions	Income for the period

Commissions related to obligations	1,621,940
Commissions related to credits	17,109
Commissions related to loans commiments and financial guarantees	408
Commissions related to securities value	21,732
Commissions related to trading and foreign Exchange transactions	41,374
1,702,563

Expense for commissions	Income for the period

Commissions related to transactions with debt securities	132
Other	157,484
157,616

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT Q

SEPARATE BREAKDOWN OF PROFIT OR LOSS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

Net financial Income/ Expense
Items	Obligatory measurement

For measurement of financial assets at fair value through profit or loss
Profit or loss from private securities	5,287
Profit or loss from other financial assets	(6,131)
Non-Financial Private Sector
Other	727

Total	(117)

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT Q

(Continued)

SEPARATE BREAKDOWN OF PROFIT OR LOSS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

Interest and adjustment for the aplication of the efective interest rate of financial assets measured at amortized cost	Net financial Income/ Expense

Interest income
For cash and bank deposits	127
For private securities	15,066
For Government securities	23,537
For other financial assets	49,882
For loans and other financing
Financial sector	99,374
Non-financial private sector
Overdrafts	648,607
Mortgage loans	167,193
Pledge loans	103,483
Personal loans	3,476,241
Credit cards	974,682
Financial leases	21,450
Other	28,232
Other financial institutions	405,469

Total	6,013,343

Interest expenses
From deposits
Non-financial private sector
Saving accounts	22,910
Time deposits and investments accounts	1,904,715
For Financing received from Central Bank of Argentina and other financial institutions	2,795
For repo transactions
Other financial institutions	19,234
For other financial liabilities	13,121
For issued corporate bonds	3,301
For subordinated corporate bonds	111,321

Total	2,077,397

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT Q

(Continued)

SEPARATE BREAKDOWN OF PROFIT OR LOSS

AS OF MARCH 31, 2017

(Translation of financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

Interest and adjustment for the aplication of the efective interest rate of financial assets measured at fair value through other comprehensive income	Income for the period	Other comprehensive income

From debt government securities	690,479	13,210
From investment in equity instruments		(33,706)

Total	690,479	(20,496)

Income from commissions	Income for the period

Commissions related to obligations	1,267,655
Commissions related to credits	17,944
Commissions related to loans commiments and financial guarantees	515
Commissions related to securities value	10,813
Commissions related to transactions trade and foreign Exchange transactions	32,439
1,329,366

Expense for commissions	Income for the period

Other	137,959
137,959

Delfin Jorge Ezequiel Carballo
Chairman

EXHIBIT R

VALUE CORRECTION FOR CREDIT LOSSES - SEPARATE ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017 AND 2016

(Translation of Financial statements originally issued in Spanish - See Note 43)

(Figures stated in thousands of pesos)

			Decreases
Item	Balances at beginning of the fiscal year	Increases	Reversals	Charge off	03/31/2018	12/31/2017	12/31/2016

Other financial assets	4,916	134		1,231	3,819	4,916	4,147
Loans and other financing
Other financial institutions	31,251	2,754	4,701		29,304	31,251	17,256
To the non-financial private sector and foreign residents
Overdrafts	138,311	45,612	6,074	9,022	168,827	138,311	133,644
Documents	200,750	22,637		8,797	214,590	200,750	123,881
Mortgage loans	146,296	46,891	1,757	6,634	184,796	146,296	70,570
Pledge loans	73,070	2,335	2,256	350	72,799	73,070	40,717
Personal loans	1,055,897	273,045	267	131,590	1,197,085	1,055,897	683,837
Credit cards	557,682	109,403	896	50,792	615,397	557,682	406,779
Financial leases	6,487	21	484		6,024	6,487	3,994
Other	260,558	54,171	1,040	7,750	305,939	260,558	184,853
Other debt securities		5,538			5,538

Total of allowances	2,475,218	562,541	17,475	216,166	2,804,118	2,475,218	1,669,678

Delfin Jorge Ezequiel Carballo
Chairman

REVIEW REPORT ON CONDENSED CONSOLIDATED INTERIM-PERIOD FINANCIAL STATEMENTS

To the Directors of

BANCO MACRO S.A.

Registered office: Sarmiento 447

City of Buenos Aires

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying condensed consolidated interim financial statements of BANCO MACRO S.A. (“the Bank”), and its subsidiaries which comprise: (a) the consolidated balance sheet as of March 31, 2018, (b) the consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, and (c) explanatory notes and other supplementary information.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Management and Board of Directors are responsible for the preparation and presentation of the consolidated financial statements in accordance with the accounting framework established by the BCRA (Central Bank of Argentina), which, as mentioned in Note 3. to the accompanying financial statements, are based on the International Financial Reporting Standards (“IFRS”), and in particular for the condensed interim financial statements in the International Accounting Standard 34 "Intermediate Financial Reporting", as those standards were issued by the International Accounting Standards Board ("IASB") and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCA for its Spanish acronym) and with the only exception of section 5.5. "Impairment" of IFRS 9 "Financial Instruments", which was temporarily excluded by the BCRA from the accounting framework applicable to financial institutions. The Bank’s Management and Board of Directors and are also responsible for performing the internal control procedures that they may deem necessary to allow for the preparation of consolidated financial information of interim-period that are free from material misstatements, either due to errors or irregularities.

Auditor’s responsibility

3.	Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1. based on our review, which was performed in accordance with the standards of the Argentine Federation of Professional Councils in Economic Sciences Technical Resolution 37 and with the “Minimum external auditing standards” issued by the BCRA, applicable to the review of interim period financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim period financial statements consists of making inquiries, mainly of the persons in charge of accounting and financial matters, as well as applying analytical procedures and other review procedures. A review is substantially less in scope than an audit of financial statements; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in accordance with the accounting framework established by the BCRA mentioned in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements and other issues

5.	We draw attention to the information contained in the following note to the consolidated financial statements mentioned in paragraph 1.:

(a) Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, section “Preparation basis - Applicable Accounting Standards”, in which the Bank indicates is in the process of determining and quantifying the effect on the financial statements of the application of section 5.5 "Impairment” of IFRS 9 "Financial Instruments", which was temporarily excluded by the BCRA of the accounting framework applicable to financial institutions. This issue does not change the conclusion expressed in paragraph 4., but must be taken into account by those users who use IFRS for the interpretation of the accompanying financial statements.

2

(b) Note 3. “ Basis for the preparation of these financial statements and applicable accounting standards”, section ”Preparation basis - Applicable Accounting Standards”, in which the Bank indicates that the items and figures contained in these reconciliations may be subject to change and they may only be considered final when preparing the annual financial statements for the 2018. This issue does not change the conclusion expressed in paragraph 4.

6.	As further explained in Note 45. to the accompanying condensed consolidated interim financial statements, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting framework established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other issues

7.	We have issued a separate report on the condensed separate interim financial statements of BANCO MACRO S.A. on the same date and for the same period mentioned in paragraph 1.

II.	Report on other legal and regulatory requirements

8.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in paragraph 1., as mentioned in Note 3 to them, are in process of being transcribed into the financial statements book of BANCO MACRO S.A. and, based on our review, we have not become aware of anything that may lead us to believe that these financial statements have not been prepared, in all material respects, in conformity with the applicable Argentine General Associations Law provisions and the CNV (Argentine Securities Commission) regulations.

b)	The condensed separate interim financial statements of BANCO MACRO S.A. as of March 31, 2018 arise from the accounting books kept, in all formal respects, pursuant to current legal requirements.

3

c)	As of March 31, 2018, the liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in BANCO MACRO S.A. books, amounted to Ps. 124,387,150, none of which was due as of that date.

City of Buenos Aires,

May 15, 2018

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

NORBERTO M. NACUZZI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 196 – Fo. 142

4

REVIEW REPORT ON CONDENSED SEPARATE INTERIM-PERIOD FINANCIAL STATEMENTS

To the Directors of

BANCO MACRO S.A.

Registered office: Sarmiento 447

City of Buenos Aires

III.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying condensed separate interim financial statements of BANCO MACRO S.A. (“the Bank”), which comprise: (a) the separate balance sheet as of March 31, 2018, (b) the separate statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, and (c) explanatory notes and other supplementary information.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Management and Board of Directors are responsible for the preparation and presentation of the separate financial statements in accordance with the accounting framework established by the BCRA (Central Bank of Argentina), which, as mentioned in Note 3. to the accompanying financial statements, are based on the International Financial Reporting Standards (“IFRS”), and in particular for the condensed interim financial statements in the International Accounting Standard 34 "Intermediate Financial Reporting", as those standards were issued by the International Accounting Standards Board ("IASB") and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCA for its Spanish acronym) and with the only exception of section 5.5. "Impairment" of IFRS 9 "Financial Instruments", which was temporarily excluded by the BCRA from the accounting framework applicable to financial institutions. The Bank’s Management and Board of Directors and are also responsible for performing the internal control procedures that they may deem necessary to allow for the preparation of financial information of interim-period that are free from material misstatements, either due to errors or irregularities.

Auditor’s responsibility

3.	Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1. based on our review, which was performed in accordance with the standards of the Argentine Federation of Professional Councils in Economic Sciences Technical Resolution 37 and with the “Minimum external auditing standards” issued by the BCRA, applicable to the review of interim period financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim period financial statements consists of making inquiries, mainly of the persons in charge of accounting and financial matters, as well as applying analytical procedures and other review procedures. A review is substantially less in scope than an audit of financial statements; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in accordance with the accounting framework established by the BCRA mentioned in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements and other issues

5.	We draw attention to the information contained in the following note to the financial statements mentioned in paragraph 1.:

(a) Note 3. “ Basis for the preparation of these financial statements and applicable accounting standards”, in which the Bank indicates is in the process of determining and quantifying the effect on the financial statements of the application of section 5.5 "Impairment” of IFRS 9 "Financial Instruments", which was temporarily excluded by the BCRA of the accounting framework applicable to financial institutions. This issue does not change the conclusion expressed in paragraph 4., but must be taken into account by those users who use IFRS for the interpretation of the accompanying financial statements.

2

(b) Note 3. “ Basis for the preparation of these financial statements and applicable accounting standards”, in which the Bank indicates that the items and figures contained in these reconciliations may be subject to change and they may only be considered final when preparing the annual financial statements for the 2018. This issue does not change the conclusion expressed in paragraph 4.

6.	As further explained in Note 43. to the accompanying condensed separate interim financial statements, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting framework established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other issues

7.	We have issued a separate report on the condensed consolidated interim financial statements of BANCO MACRO S.A. and its subsidiaries on the same date and for the same period mentioned in paragraph 1.

IV.	Report on other legal and regulatory requirements

8.	In compliance with current legal requirements, we report that:

a)	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in conformity with the applicable Argentine General Associations Law provisions and the CNV (Argentine Securities Commission) regulations.

b)	The financial statements mentioned in paragraph 1. as mentioned in Note 3. to them, are in progress of being transcribed to the “Inventory and Financial Statements” Books of BANCO MACRO S.A. and arise from the accounting books kept, in all formal respects, pursuant to current legal requirements.

c)	As of March 31, 2018, the liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 124,387,150, none of which was due as of that date.

3

d)	As of March 31, 2018, as stated in Note 34. to the financial statements mentioned in paragraph 1., the Bank carries shareholder´s equity and offsetting eligible assets that exceed the minimum amounts required by applicable CNV regulations for these items.

City of Buenos Aires,

May 15, 2018

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

NORBERTO M. NACUZZI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 196 – Fo. 142

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 08, 2018

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer